SECURITIES AND EXCHANGE COMMISSION

02063444

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 108(b)(8) [X]

ClubLink Corporation
(Name of Subject Company)

ClubLink Corporation
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Tri-White Corporation
(Name of Person(s) Furnishing Form)

Common Shares and
6% Convertible Subordinate Debentures Due 2008
(Title of Class of Subject Securities)

18947K202 (Common Shares)
18947KAA1 (6% Convertible Subordinate Debentures Due 2008)
(CUSIP Number of Class of Securities (if applicable))

Eugene Hretzay, Secretary of Tri-White Corporation,
Suite 1400, One University Avenue
Toronto, Ontario, Canada M5J 2P1
(416) 862-3800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular
Letter of Transmittal for Common Shares
Letter of Transmittal for Debentures
Notice of Guaranteed Delivery for Common Shares
Notice of Guaranteed Delivery for Debentures

Item 2. Informational Legends

See cover page of the Offer and Circular dated November 15, 2002

This document is important and requires your immediate attention. You are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor if you have any questions regarding this Offer. No securities commission or similar authority in Canada or the Securities Exchange Commission in the United States has in any way passed on the merits of the securities offered hereunder and any representation to the contrary is an offence.

OFFER TO PURCHASE

all of the common shares and

6% convertible subordinate debentures due
May 15, 2008
of

ClubLink Corporation

By

Tri-White Corporation

on the basis of, at the option of the holder, for each Common Share of ClubLink Corporation

$7.50 cash
or
2.5 Common Shares of Tri-White Corporation,

or any combination thereof,
subject to the maximum cash consideration and the maximum share consideration set out herein; and

on the basis of, for each $1,000.00 principal amount of 6% convertible subordinate debentures of ClubLink Corporation due May 15, 2008, $1,000.00 principal amount of 6% convertible subordinate debentures of Tri-White Corporation due May 15, 2008.

The Offer by Tri-White Corporation (the "Offeror") to purchase (i) all of the common shares of ClubLink Corporation ("ClubLink") issued and outstanding at any time during the Offer Period (as hereinafter defined), including the common shares of ClubLink issuable upon the exercise of stock options and the conversion of Debentures (as hereinafter defined) (collectively, the "Common Shares") other than Common Shares held by the Offeror and its affiliates, and (ii) all of the outstanding 6% convertible subordinate debentures due May 15, 2008 (the "Debentures") of ClubLink issued and outstanding at any time during the Offer Period will be open for acceptance until midnight (Toronto time) on December 20, 2002 (the "Expiry Time"), unless withdrawn or extended. The Offer was initially announced by press release issued on September 13, 2002 and was revised by press release dated October 2, 2002. At the date hereof, the Offeror owns 5 million Common Shares, or approximately 26.6% of the outstanding Common Shares (approximately 20.0% on a diluted basis). The Offer is conditional upon, among other things, there being validly deposited under the Offer and not properly withdrawn at the Expiry Time (i) that number of Common Shares which, together with the Common Shares owned by the Offeror, represent at least 50.1% of the Common Shares outstanding, and (ii) with respect to the Debentures only, Debentures that represent at least 75% of the outstanding principal amount of Debentures. This condition and the other conditions to the Offer are fully described under Section 5 of the Offer, **"Conditions"**.

The Common Shares and the Debentures are listed for trading on The Toronto Stock Exchange (the "TSX"). On September 12, 2002, the last trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX was $6.60 and the closing price for the Debentures was $80.00 per $100.00 principal amount. The closing price on the TSX on the last trading day prior to the date of this Offer of the Common Shares and the Debentures was $7.80 and $79.55 respectively. The year-to-date weighted average trading price of the Common Shares on the TSX as of November 14, 2002 was $7.17.

The Offeror has applied to list the Tri-White common shares and 6% convertible subordinate debentures issuable in connection with the Offer on the TSX. Listing will be subject to the Offeror fulfilling all the listing requirements of the TSX. Listing of the TWH Debentures (as hereafter defined) will be subject to a minimum distribution of $2 million principal amount of TWH Debentures.

Holders of Common Shares or Debentures wishing to accept the Offer must properly complete and duly execute the applicable accompanying Letter of Transmittal (which, for Common Shares, is printed on blue paper and which, for Debentures, is printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their Common Shares or Debentures, as the case may be, and all other documents required by the applicable Letter of Transmittal, at any one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the applicable Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the applicable Letter of Transmittal. Alternatively, Shareholders and Debentureholders who wish to accept the Offer and whose security certificates are not immediately available may deposit such certificates by following the procedure set forth in Section 3 of the Offer, **"Manner and Time of Acceptance"**.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the applicable Letter of Transmittal and Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the applicable Letter of Transmittal and on the back page of this document. Persons whose Common Shares or Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ClubLink Securities to the Offer.

The Depositary for the Offer is Computershare Trust Company of Canada.
November 15, 2002

NOTICE TO SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA

THE TWH SHARES AND TWH DEBENTURES ISSUABLE PURSUANT TO THE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY JURISDICTION OUTSIDE OF CANADA AND, IN PARTICULAR, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. EXCEPT AS PROVIDED IN THE OFFER, NO TWH SHARES OR TWH DEBENTURES WILL BE DELIVERED TO ANY PERSON WHO IS, OR WHO APPEARS TO THE OFFEROR OR THE DEPOSITARY TO BE, A RESIDENT OF ANY FOREIGN JURISDICTION (A "NON-CANADIAN SHAREHOLDER OR DEBENTUREHOLDER"), UNLESS IT IS ESTABLISHED TO THE SATISFACTION OF THE OFFEROR, WHOSE DETERMINATION SHALL BE FINAL AND BINDING, THAT THE TWH SHARES OR TWH DEBENTURES MAY BE LAWFULLY DELIVERED IN SUCH JURISDICTION WITHOUT FURTHER ACTION BY THE OFFEROR AND WITHOUT SUBJECTING THE OFFEROR TO ANY REGISTRATION, REPORTING OR OTHER SIMILAR REQUIREMENT. SEE SECTION 14 OF THE OFFER, "SHAREHOLDERS NOT RESIDENT IN CANADA".

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements that are different from disclosure requirements in the United States. Financial statements included in this document have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

Shareholders and Debentureholders should be aware that the purchase and sale of Common Shares and Debentures pursuant to the Offer may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is organized pursuant to the *Canada Business Corporations Act*, that some or all of its officers and directors may be residents of a foreign country and that a portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by investors of civil liabilities under United States federal securities laws may also be affected adversely by the fact that ClubLink is located in Canada and that all of its officers and directors are residents of Canada, and that all of the assets of ClubLink are located outside the United States. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or Debentures or securities convertible into Common Shares or Debentures during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

All references to currency amounts in the Offer, including the Summary preceding it, and the Circular are in Canadian dollars, unless otherwise specifically indicated. As at November 14, 2002, the Bank of Canada noon exchange rate was U.S.$1.00 = Cdn.$1.5747.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares or Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares or Debentures in any such jurisdiction.

TABLE OF CONTENTS

GLOSSARY

In the Offer, Circular, Letters of Transmittal and Notices of Guaranteed Delivery the following terms shall have the following meanings:

"affected securities" has the meaning ascribed thereto in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"affiliate" has the meaning ascribed thereto in the CBCA;

"Business Day" has the meaning ascribed thereto in Part XX of the *Securities Act* (Ontario);

"Cash Option" means $7.50 in cash for each Common Share;

"CBCA" means the *Canada Business Corporations Act*;

"CDS" means The Canadian Depository for Securities Limited or its successors;

"Circular" means the take-over bid circular accompanying the Offer and forming part hereof;

"ClubLink" means ClubLink Corporation, a corporation existing under the OBCA;

"ClubLink Securities" means the Common Shares and Debentures;

"Commitment" has the meaning ascribed thereto in Section 8 of the Circular, **"Source of Funds"**;

"Common Shares" means common shares in the capital of ClubLink issued and outstanding at any time during the Offer Period, including common shares in the capital of ClubLink issuable upon the exercise of Stock Options and the conversion of Debentures;

"Competition Act" means the *Competition Act* (Canada), as amended;

"Compulsory Acquisition" has the meaning ascribed thereto under Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"CVMQ" means the Commission des valeurs mobilières du Québec;

"Debenture Indenture" means the trust indenture dated May 12, 1998 between ClubLink and CIBC Mellon Trust Company pursuant to which the Debentures were issued;

"Debentureholder" means a holder of Debentures;

"Debentures" means the 6.0% convertible subordinate debentures of ClubLink due May 15, 2008;

"Debenture Trustee" means CIBC Mellon Trust Company, as the trustee of the Debentures pursuant to the terms of the Debenture Indenture;

"Depositary" means Computershare Trust Company of Canada, at the offices specified in the Letters of Transmittal;

"diluted basis" means, with respect to the number of outstanding Common Shares at any time, such number of outstanding Common Shares calculated assuming that all outstanding Stock Options are exercised and all outstanding Debentures are converted into Common Shares and with respect to the number of outstanding TWH Shares at any time, such number of outstanding TWH Shares calculated assuming all outstanding options to purchase TWH Shares are exercised;

"Dissenting Offeree" has the meaning ascribed thereto in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"EBITDA" means earnings before interest, income taxes, depreciation and amortization, which measure is provided to assist the Offeror and investors in determining the ability of the Offeror to generate cash from operations but does not have any standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other companies;

"Effective Date" means the date on which the Offeror takes up and pays for the Purchased Securities;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program or a member of the Stock Exchanges Medallion Program;

"Expiry Date" means December 20, 2002, unless the Offer is extended (pursuant to Section 4 of the Offer, **"Variation or Extension of the Offer"**), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"Expiry Time" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 4 of the Offer, **"Variation or Extension of the Offer"**), in which event the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"Fractional Consideration" has the meaning ascribed thereto in Section 1 of the Offer, **"The Offer"**;

"Initial Expiry Time" means midnight (Toronto time) on December 20, 2002;

"Interest Payment Election Amount" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"Interest Payment Election Notice" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"Interest Payment Election" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"Letter of Transmittal" means the applicable letter of transmittal and election form accepting the Offer in the form printed on (i) blue paper, for Common Shares, and (ii) yellow paper, for Debentures, accompanying the Offer and Circular;

"Maximum Cash Consideration" means $55.5 million;

"Maximum Share Consideration" means 18,457,626 TWH Shares;

"Minimum Debenture Condition" has the meaning ascribed thereto in paragraph (b) of Section 5 of the Offer, **"Conditions"**;

"Minimum Share Condition" has the meaning ascribed thereto in paragraph (a) of Section 5 of the Offer, **"Conditions"**;

"Notice of Change" has the meaning ascribed thereto in Section 6 of the Offer, **"Notice of Change"**;

"Notice of Guaranteed Delivery" means the applicable notice of guaranteed delivery in the form printed on (i) green paper, for Common Shares, and (ii) pink paper, for Debentures, accompanying the Offer and Circular;

"Notice of Withdrawal" has the meaning ascribed thereto in Section 7 of the Offer, **"Withdrawal of Deposited Common Shares and Debentures"**;

"OBCA" means the *Business Corporations Act* (Ontario);

"Obligations" means, with respect to any person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such person and all contingent liabilities of such person;

"Offer" means the offer to purchase all of the Common Shares and Debentures made hereby to Shareholders and Debentureholders, the terms and conditions of which are set forth in the Offer Documents;

"Offer Costs" has the meaning ascribed thereto in Section 8 of the Circular, **"Source of Funds"**;

"Offer Documents" means, collectively, the Offer, Circular, Letters of Transmittal and Notices of Guaranteed Delivery;

"Offeror's Notice" has the meaning ascribed thereto in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"Offer Period" means the period commencing on November 15, 2002, and ending at the Expiry Time;

"Offer Price" means $7.50 in respect of each Common Share and $1000.00 principal amount of TWH Debentures for each $1000.00 principal amount of Debentures, payable as set forth in Section 1 of the Offer, **"The Offer"**;

"OSC" means the Ontario Securities Commission;

"Other Securities" means any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities after November 15, 2002;

"person" means an individual, body corporate, partnership, syndicate or other form of unincorporated association;

"Policy Q-27" means Policy No. Q-27 of the CVMQ, as amended;

"Purchased Securities" means Common Shares and Debentures taken up and paid for under the Offer;

"Regulations" has the meaning ascribed thereto in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"Rights" means the rights issued pursuant to the Rights Plan;

"Rights Plan" means the ClubLink shareholder rights plan made as of September 19, 2002;

"RPCL" has the meaning ascribed thereto in Section 3 of the Circular, **"Background to the Offer"**;

"Rule 61-501" means OSC Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;

"Securities Authorities" means the appropriate securities commission or similar regulatory authority in Canada and each of the provinces and territories thereof;

"Senior Liabilities" has the meaning ascribed thereto under Section 9 of the Circular, **"Description of the TWH Debentures"**;

"Shareholder" means a holder of Common Shares;

"Share Option" means 2.50 TWH Shares for each Common Share;

"Special Committee" means the special committee of the board of directors of ClubLink;

"Stock Options" means any outstanding options to acquire Common Shares;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"Tri-White" or the "Offeror" means Tri-White Corporation, a corporation existing under the CBCA;

"Trustee" has the meaning ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"Trust Indenture" has the meaning ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TSX" means The Toronto Stock Exchange;

"TWH Debenture Obligation" has the meaning ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TWH Debenture Payment Date" has the meaning ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TWH Debentures" means the 6.0% convertible subordinated debentures of Tri-White due May 15, 2008;

"TWH Shares" means common shares in the capital of TWH;

"TWH Shares Bid Request" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TWH Shares Delivery Date" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TWH Shares Proceeds Investment" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"TWH Shares Purchase Agreement" has the meanings ascribed thereto in Section 9 of the Circular, **"Description of the TWH Debentures"**;

"U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"Valuations" means the written valuations dated November 12, 2002 of BMO Nesbitt Burns Inc. to the Special Committee as to the fair value as of November 12, 2002 of the Common Shares and Debentures and the fair value as of November 12, 2002 of the TWH Shares and the TWH Debentures as required pursuant to Rule 61-501 and Policy Q-27;

"weighted average trading price" means the average price of all reported trades throughout the period referenced, based on the volumes at each price; and

"White Pass" has the meaning ascribed thereto in Section 1 of the Circular, **"The Offeror"**.

In the Offer Documents, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender and vice versa.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. Shareholders and Debentureholders are urged to read the Offer Documents in their entirety. The information concerning ClubLink contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources at the time of the Offer, unless otherwise indicated, and cannot be independently verified by the Offeror. Certain capitalized terms used in this summary are defined under "Glossary". All references to "dollars" or $ refer to Canadian dollars unless otherwise specified.

The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), (i) all of the issued and outstanding Common Shares, other than Common Shares held by the Offeror and its affiliates, including Common Shares which may become outstanding on the exercise of ClubLink Stock Options and the conversion of Debentures, but excluding Common Shares issuable upon exercise of the Rights, for, at the option of the Shareholder:

(a) the Cash Option, consisting of $7.50 cash;

(b) the Share Option, consisting of 2.5 TWH Shares; or

(c) any combination of the above

as elected by a Shareholder in the applicable Letter of Transmittal, subject to proration as set forth in Section 1 of the Offer, **"The Offer"**;

and (ii) all of the issued and outstanding Debentures on the basis of $1,000.00 principal amount of TWH Debentures for each $1,000.00 principal amount of Debentures.

On September 12, 2002, the last trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX was $6.60 and the closing price of the Debentures on the TSX was $80.00 per $100.00 principal amount of the Debentures. The Offer represents a 13.6% premium over the closing price of the Common Shares on the TSX on September 12, 2002. The Offer is open for acceptance until midnight (Toronto time) on December 20, 2002, subject to certain rights of extension and withdrawal. The Offer is made only for Common Shares and Debentures and is not made for any Stock Options.

To the best of the Offeror's knowledge, based upon a list of Shareholders made available to the Offeror by ClubLink, as at September 19, 2002 there were 18,801,501 Common Shares outstanding. Based upon a list of Debentureholders made available to the Offeror by ClubLink, as at October 30, 2002 there were $76,714,000 principal amount of Debentures outstanding.

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders and Debentureholders wishing to accept the Offer must deposit the certificates representing their ClubLink Securities, together with a properly completed and duly executed applicable Letter of Transmittal in the applicable form (printed on blue paper for Common Shares and on yellow paper for Debentures) or a manually executed facsimile thereof and all other documents required by the applicable Letter of Transmittal, at any one of the offices of the Depositary specified in the applicable Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the applicable Letter of Transmittal which accompanies this Offer and Circular. Shareholders or Debentureholders whose ClubLink Securities are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing such securities to the Offer. The offices of the Depositary will be open during normal business hours. **No fee or commission will be payable by holders of Common Shares or Debentures who deliver Common Shares or Debentures directly to the Depositary.**

If a Shareholder or Debentureholder is unable to deposit certificates representing his or her Common Shares or Debentures in a timely manner, such Shareholder or Debentureholder may accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, **"Manner and Time of Acceptance"**.

Conditions

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares or Debentures deposited under the Offer unless all of the conditions set forth in Section 5 of the Offer, **"Conditions"** are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time (i) that number of Common Shares which, together with the Common Shares owned by the Offeror, represent at least 50.1% of the Common Shares outstanding, and (ii) with respect to the Debentures only, Debentures that represent at least 75% of the aggregate principal amount of the outstanding Debentures.

All of such conditions are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have. For a complete description of the conditions of the Offer, see Section 5 of the Offer, **"Conditions"**.

The Offeror

The Offeror has two principal lines of business. It operates a tourist railway with related services in Alaska, British Columbia and the Yukon Territory under the business name White Pass & Yukon Route and it is engaged in merchant banking activities.

As of the date hereof, the Offeror owns directly 5 million or approximately 26.6% of the issued and outstanding Common Shares (approximately 20.0% on a diluted basis) and no Debentures. See Section 1 of the Circular, **"The Offeror"**.

ClubLink

According to publicly available information, ClubLink is Canada's largest owner and operator and developer of high quality member golf course properties, daily fee golf course properties and resorts that feature golf as their key amenity. See Section 2 of the Circular, **"ClubLink"**.

Payment

Subject to the terms and conditions of the Offer (including the satisfaction of the Minimum Share Condition and, in respect of the Debentures only, the satisfaction of the Minimum Debenture Condition), the Offeror intends to take up and pay for the Common Shares and Debentures validly deposited and not properly withdrawn under the Offer not later than 10 days following the Expiry Date as required by applicable law. The Offeror will pay for Common Shares and Debentures taken up under the Offer in accordance with the terms thereof on the date on which the Offeror is required by law to make such payment. See Section 8 of the Offer, **"Payment for Deposited Common Shares and Debentures"**.

Convertible Debentures

The TWH Debentures will be issued under and pursuant to the provisions of a trust indenture to be entered into between the Offeror and Computershare Trust Company of Canada, as trustee. The TWH Debentures will be limited to $76,714,000 aggregate principal amount. Interest on the TWH Debentures at a rate of 6% per annum will be payable semi-annually in arrears in equal instalments. The initial interest payment will be $30.00 per $1,000.00 principal amount of TWH Debentures. Payment of principal will be made on the maturity date of the TWH Debentures, which will be May 15, 2008. Principal on the TWH Debentures will be payable in lawful money of Canada or, at the option of the Offeror, be payable in TWH Shares pursuant to the TWH Share

Payment Option described below. Interest on the TWH Debentures will be payable in lawful money of Canada or, at the option of the Offeror, be payable in TWH Shares pursuant to the Interest Payment Option described below. The TWH Debentures will be direct and unsecured obligations of the Offeror and will rank subordinate in right of payment to Senior Liabilities of the Offeror. See Section 9 of the Circular, **"Description of TWH Debentures"**.

Purpose of the Offer and Plans Regarding the Acquisition of Common Shares and Debentures Not Deposited

The purpose of the Offer is to acquire control of ClubLink, to potentially acquire all of the Common Shares and Debentures, and to appoint a new board of directors of ClubLink. If at least 90% of the outstanding Common Shares or Debentures or both (excluding Common Shares and Debentures owned by or on behalf of the Offeror or its affiliates or associates on the date of the Offer) are validly tendered pursuant to the Offer, the Offeror currently intends, subject to obtaining any necessary financing, to invoke its applicable statutory right of compulsory acquisition in accordance with the provisions of the OBCA.

If the Offeror acquires a sufficient number of the outstanding Common Shares not owned by it, the Offeror intends, subject to obtaining any necessary financing, to pursue a Subsequent Acquisition Transaction to acquire the Common Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to ClubLink and its Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. In the event that the Offeror does proceed with a Compulsory Acquisition of the Common Shares or a Subsequent Acquisition Transaction for the Common Shares, and is unable to effect a Compulsory Acquisition of the Debentures but does acquire a sufficient principal amount of outstanding Debentures to amend the terms of the Debenture Indenture to provide for their redemption in exchange for an equivalent principal amount of TWH Debentures, it intends to so amend the Debenture Indenture and so redeem the Debentures. See Section 16 of the Circular **"Acquisition of Common Shares and Debentures Not Deposited"**.

Material Canadian Federal Income Tax Considerations

Residents of Canada

A Shareholder who is resident in Canada, who deals at arm's length with the Offeror, who holds Common Shares as capital property and who disposes of a Common Share to the Offeror under the Offer for cash will realize a capital gain (or capital loss) equal to the amount by which the sum of the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the Common Share. A Shareholder who receives a TWH Share for a Common Share will, unless such Shareholder chooses to treat the exchange of such Shareholder's Common Share for TWH Shares as a taxable transaction, be deemed to have disposed of such share for proceeds of disposition equal to the Shareholder's adjusted cost base in respect of such Common Share immediately before the exchange and to have acquired the TWH Shares received in exchange therefore at a cost equal to such proceeds of disposition.

A Debentureholder who deals at arm's length with the Offeror, who holds Debentures as capital property and who exchanges a Debenture for a TWH Debenture may realize a capital gain (or capital loss) to the extent the value of the TWH Debenture, net of any amount included in the Debentureholder's income as interest and any reasonable costs of disposition, exceeds (or is less than) the Debentureholder's adjusted cost base of the Debenture.

Non-Residents of Canada

Generally, Shareholders and Debentureholders who are not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares or Debentures, unless, with respect to the Common Shares, such securities constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is a brief summary of Canadian federal income tax consequences only. See Section 18, "Material Canadian Federal Income Tax Considerations" in the Circular for additional information. Shareholders and Debentureholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares or Debentures pursuant to the Offer.

Depositary

Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and Debentures and applicable accompanying Letters of Transmittal at its offices specified in the Letters of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at the office specified thereon. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares and Debentures purchased by the Offeror under the Offer. See Section 19 of the Circular, **"Depositary"**.

Risk Factors

Holders of Common Shares and Debentures should consider carefully all of the information set forth under **"Risk Factors"** in Appendix I of the Circular, **"Information Concerning the Offeror"**. Such risks include: (i) market conditions affecting the White Pass railway operations; (ii) general economic conditions; (iii) government regulation; (iv) risks related to White Pass real property; (v) currency risk; (vi) environmental risks; (vii) insurance; (viii) market and volatility; and (ix) risks related to merchant banking. Debentureholders should consider carefully all of the information set forth under "**Investment Considerations**" in Section 9 of the Offer, "**Description of the TWH Debentures**".

OFFER

The accompanying Circular, Letters of Transmittal and Notices of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

November 15, 2002

TO: HOLDERS OF COMMON SHARES AND DEBENTURES OF CLUBLINK

1. THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), (i) all the issued and outstanding Common Shares, other than Common Shares held by the Offeror or its affiliates, including Common Shares which may become outstanding on the exercise of ClubLink Stock Options and the conversion of the Debentures, but excluding Common Shares issuable upon exercise of the Rights, for, at the option of the Shareholder:

(a) the Cash Option, consisting of $7.50 cash;

(b) the Share Option, consisting of 2.5 TWH Shares; or

(c) any combination of the above

as elected by a Shareholder in the Common Share Letter of Transmittal, subject to proration as set forth below;

and (ii) all the issued and outstanding Debentures on the basis of $1000.00 principal amount of TWH Debentures for each $1000.00 principal amount of Debentures.

The Offer is made only for Common Shares and Debentures and is not made for any options, warrants or any other rights to acquire Common Shares. Any holder of such options, warrants or other rights to purchase Common Shares (other than the Debentures and the Rights) who wishes to accept the Offer must exercise the options, warrants or other rights to obtain certificates representing Common Shares and deposit those Common Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of options, warrants and other rights to purchase Common Shares that they will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, **"Manner and Time of Acceptance — Procedure for Guaranteed Delivery"**.

Shareholders wishing to accept the Offer may elect the Cash Option, the Share Option or any combination of the above. The Common Share Letter of Transmittal and Notice of Guaranteed Delivery accompanying this Offer and Circular set forth the manner in which such election may be made. Shareholders who otherwise validly accept the Offer but fail to make an election or fail to properly make an election in the Common Share Letter of Transmittal or in the Common Share Notice of Guaranteed Delivery shall be deemed, subject to proration as set forth below, to have elected the Share Option.

The maximum number of TWH Shares available under the Offer to Shareholders will be limited to 18,457,626 Shares (approximately 50% of the total consideration available under the Offer in respect of the Common Shares based on a price per TWH Share of $3.00 and assuming 100% acceptance) and the maximum amount of cash available under the Offer to Shareholders will be limited to $55.5 million (approximately 50% of the total consideration available under the Offer in respect of the Common Shares assuming 100% acceptance). The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a) the aggregate amount of cash, including any cash paid in lieu of fractions of TWH Shares referred to below (the "Fractional Consideration"), that the Offeror will pay as consideration for Common Shares acquired in respect of the Cash Option shall not exceed the Maximum Cash Consideration;

(b) the aggregate number of TWH Shares that the Offeror will issue as consideration for Common Shares acquired in respect of the Share Option shall not exceed the Maximum Share Consideration;

(c) if the cash consideration that would otherwise be payable by the Offeror to Shareholders who elect the Cash Option in respect of a number of their Common Shares to be taken up on such date together with any Fractional Consideration exceeds the Maximum Cash Consideration, then the amount of the purchase consideration paid in cash to each such Shareholder shall be prorated so that, in the aggregate, the purchase consideration paid in cash to all such Shareholders shall be equal to the amount by which the Maximum Cash Consideration exceeds the Fractional Consideration, and each such Shareholder shall be deemed, for all purposes, to have elected the Share Option in respect of any Common Shares to which the Cash Option is deemed not to apply and shall receive from the Offeror the balance of the purchase consideration payable under the Offer on the same basis as Shareholders who elect (or are deemed under the applicable Letter of Transmittal to elect) the Share Option in respect of a number of their Common Shares to be taken up on such date; and

(d) if the number of TWH Shares that would otherwise be issuable to Shareholders who elect (or are deemed under the applicable Letter of Transmittal to elect) the Share Option in respect of a number of their Common Shares to be taken up on such date exceeds the Maximum Share Consideration, then the amount of the purchase consideration to be paid in TWH Shares to each such Shareholder shall be prorated so that, in the aggregate, the purchase consideration to be paid in TWH Shares to all such Shareholders shall be equal to the Maximum Share Consideration, and each such Shareholder will be deemed, for all purposes, to have elected the Cash Option in respect of any Common Shares to which the Share Option is deemed not to apply and shall receive from the Offeror the balance of the purchase consideration payable under the Offer in cash on the same basis as Shareholders who elect the Cash Option in respect of a number of their Common Shares to be taken up on such date.

No fractional TWH Shares will be issued pursuant to the Offer. In lieu of a fractional TWH Share, a Shareholder accepting the Offer who would otherwise receive a fraction of a TWH Share will receive a cash payment determined on the basis of $3.00 for each whole TWH Share. Based upon information provided to the Offeror by ClubLink, the Offeror believes that as of September 19, 2002 there were 18,801,501 Common Shares outstanding, of which 5 million are owned by the Offeror as at the date hereof.

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information which should be read carefully before making a decision with respect to the Offer.

2. DEFINITIONS

Certain capitalized terms used in the Offer Documents are defined under **"Glossary"**.

3. MANNER AND TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, midnight (Toronto time) on the Expiry Date, or until such time and date to which the Offer may be extended by the Offeror at its discretion unless withdrawn by the Offeror.

Acceptance of Offer

The Offer may be accepted by delivering to the Depositary at any of the offices listed in the applicable accompanying Letter of Transmittal (printed on blue paper for Common Shares and printed on yellow paper for Debentures) so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Common Shares and/or Debentures in respect of which the Offer is being accepted;

(b) the applicable Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the applicable Letter of Transmittal; and

(c) all other documents required by the instructions set out in the applicable Letter of Transmittal.

If required by the applicable Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If an applicable Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited with it, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder or Debentureholder wishes to deposit Common Shares or Debentures pursuant to the Offer and (i) the certificates representing such Common Shares or Debentures are not immediately available, or (ii) such Shareholder or Debentureholder cannot deliver the certificates representing such Common Shares and Debentures and all other required documents to the Depositary at or prior to the Expiry Time, such Common Shares or Debentures may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made at the office of the Depositary in Toronto by or through an Eligible Institution;

(b) a properly completed and duly executed applicable Notice of Guaranteed Delivery (printed on green paper for Common Shares and printed on pink paper for Debentures), or a manually signed facsimile thereof, is received by the Depositary at its principal office in Toronto (by hand, facsimile transmission or mail), together with a guarantee to deliver by an Eligible Institution not later than the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares or Debentures, in proper form for transfer, together with a properly completed and duly executed applicable Letter of Transmittal, or a manually signed facsimile thereof, relating to the Common Shares or Debentures and all other documents required by the applicable Letter of Transmittal are received by the Depositary at its principal office in Toronto at or before 4:30 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, mail or facsimile transmission to the Depositary at its principal office in Toronto during normal business hours not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

The Offer will be deemed to be accepted only if the Depositary actually has received the requisite documents at or before the time specified. In all cases, payment for the Common Shares and Debentures deposited and taken up by the Offeror will be made only after the timely receipt of the certificates representing the Common Shares and Debentures, together with a properly completed and duly executed applicable Letter of Transmittal or manually signed facsimile thereof, relating to such Common Shares and Debentures with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions in the applicable Letter of Transmittal, and any other required documents.

The method of delivery of the Letters of Transmittal, Notices of Guaranteed Delivery, certificates representing the Common Shares or Debentures and all other required documents is at the option and risk of the person depositing such documents. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained for them. However, if such documents are mailed, the Offeror recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders or Debentureholders whose Common Shares or Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares or Debentures to the Offer.

Power of Attorney

The execution of a Letter of Transmittal irrevocably constitutes and appoints any officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the holder of the Common Shares or Debentures covered by the Letters of Transmittal with respect to the Purchased Securities under the Letters of Transmittal and with respect to any and all Other Securities. The power of attorney granted irrevocably upon execution of the applicable Letter of Transmittal shall in all cases be effective only on and after the Effective Date, with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by ClubLink; and (b) to exercise any and all of the rights of the holder of Purchased Securities and any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Purchased Securities in respect of such Purchased Securities and Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of ClubLink, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and Other Securities. Furthermore, a holder of Purchased Securities or Other Securities who executes an applicable Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of ClubLink and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the holder in respect of the Purchased Securities and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder who executes an applicable Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

Depositing Shareholders' and Debentureholders' Representations and Warranties

The execution of the Letter of Transmittal applicable to the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution, which shall become effective only after the Effective Date, authorizing ClubLink and the Debenture Trustee to enter into a supplemental indenture providing that the terms of the Debentures be amended such that they be redeemable at any time by ClubLink for an equivalent principal amount of TWH Debentures.

All Shareholders and Debentureholders depositing Common Shares or Debentures to the Offer must have full power and authority to sell, assign and transfer the Common Shares or Debentures to the Offeror. Shareholders and Debentureholders depositing Common Shares or Debentures to the Offer must have good title to their Common Shares or Debentures free and clear of all liens, restrictions, charges, encumbrances, claims and equities. The deposit of Common Shares or Debentures pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder or Debentureholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's or Debentureholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Common Shares or Debentures (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares or Debentures to any other person; (ii) such Shareholder or Debentureholder depositing the Common Shares or Debentures, or on whose behalf such Common Shares or Debentures are being deposited, has good title to and is the beneficial owner of the Common Shares or Debentures (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Common Shares or Debentures (and any Other Securities) complies with applicable securities laws; and (iv) when such Common Shares or Debentures are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and Debentures and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders or Debentureholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Common Shares and Debentures and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer Documents shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. VARIATION OR EXTENSION OF THE OFFER

The Offer is open for acceptance until the Expiry Time. The Offeror, in its sole discretion, at any time and from time to time during the Offer Period, may extend the Expiry Time or vary the Offer by giving written notice of such extension or variation (a "Notice of Variation") to the Depositary at its principal office in Toronto. If the Minimum Share Condition is met, the Offeror will only extend the Expiry time and vary the Offer if it is able to do so in a manner which complies with all applicable securities law requirements. Upon giving of such notice or other communication extending the Expiry Time, the Expiry Time shall be, and be deemed to be, so extended. The Offeror, as soon as practicable thereafter, except as otherwise required or permitted by law, will (i) cause the Depositary to provide a copy of the Notice of Variation in the manner set forth under **"Notice"** in Section 12 of the Offer, to all registered holders of Common Shares and Debentures whose Common Shares or Debentures have not been taken up prior to the extension or variation, and (ii) shall make a public announcement of the extension or variation in the manner required by applicable law and provide a copy of the Notice of Variation to the TSX. Any Notice of Variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the Notice of Variation in respect of such variation has been mailed, delivered or otherwise communicated to Shareholders or Debentureholders. Subsequent to any such variation in the terms of the Offer, all Common Shares and Debentures previously deposited and not withdrawn will remain subject to the Offer and may be taken up by the Offeror, subject to Section 7 of this Offer, **"Withdrawal of Deposited Common Shares and Debentures"**.

If the price being offered for the Common Shares or Debentures is increased, the increased price will be paid to all Shareholders or Debentureholders whose Common Shares or Debentures are taken up pursuant to the Offer, irrespective of whether such Common Shares or Debentures were taken up before the variation.

A variation of the Offer shall not constitute a waiver by the Offeror of any of its rights under Section 5 of this Offer, **"Conditions"**, except to the extent expressly provided in the Notice of Variation.

Notwithstanding the foregoing, the Expiry Time may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with except those waived by the Offeror, unless the Offeror first takes up all Common Shares and Debentures deposited thereunder and not withdrawn. However, if the Offeror waives any terms or conditions of the Offer in circumstances where the Shareholders or Debentureholders who have deposited their Common Shares or Debentures under the Offer have the right to withdraw such Common Shares or Debentures, the Offeror will extend the Offer without first taking up the Common Shares or Debentures that are subject to such right of withdrawal.

5. CONDITIONS

Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw, amend or terminate the Offer and not to take up and pay for, or to extend the Expiry Date and postpone taking up and paying for, any Common Shares or Debentures deposited under the Offer, as applicable, unless all of the following conditions have been satisfied or waived by the Offeror prior to the Expiry Time:

(a) at the Expiry Time there shall have been validly deposited under the Offer, and not withdrawn, that number of Common Shares which, together with the Common Shares owned by the Offeror, represent at least 50.1% of the Common Shares outstanding (the "Minimum Share Condition");

(b) insofar as the Offer relates to the Debentures only, at the Expiry Time there shall have been validly deposited under the Offer, and not withdrawn, Debentures that represent at least 75% of the outstanding principal amount of Debentures (the "Minimum Debenture Condition");

(c) the Offeror shall have determined in its sole judgment that there has not occurred after the date of the announcement of the Offeror, if there has occurred, that there has not been publicly disclosed in any filings with the Securities Authorities prior to the commencement of the Offer, any change (or any condition, event or development involving a prospective change) in the business, operations, cash flows, assets, capitalization, condition (financial or otherwise), results, prospects, properties, articles, by-laws, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise of ClubLink or any of its subsidiaries which, in the sole judgment of the Offeror, is materially adverse to ClubLink or any of its subsidiaries considered as a whole, or which may be considered significant to a purchaser of ClubLink Securities, or which might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for ClubLink Securities deposited under the Offer;

(d) all requisite governmental or regulatory consents or approvals to enable the Offeror to acquire ClubLink Securities pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, shall have been received on terms and conditions satisfactory to the Offeror, in its sole judgment, and any waiting period with respect to such consents or approvals shall have expired or terminated;

(e) the TWH Common Shares and TWH Debentures shall have been conditionally approved for listing by the TSX, subject to the Offeror fulfilling all of the requirements of the TSX, including, with respect to the TWH Debentures, a minimum distribution of $2 million in principal amount of TWH Debentures, on or before a date to be specified by the TSX;

(f) the Offeror shall have determined in its sole judgment that no action, suit or proceeding has been threatened or taken before or by any domestic or foreign arbitrator, court or tribunal or any governmental agency or other regulatory authority or any administrative agency or commission or by any elected or appointed public official or private person (including without limitation any individual, corporation, firm, group or other entity) in Canada or elsewhere and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

   (i) to cease trade, enjoin, prohibit or impose limitations or conditions on, or to increase the cost of, the purchase by or the sale to the Offeror of the Common Shares or Debentures or the right of the Offeror to own or exercise full rights of ownership of the ClubLink Securities,

   (ii) which, if ClubLink Securities were acquired pursuant to the Offer, would, in the sole judgment of the Offeror, have a material adverse effect upon ClubLink or its subsidiaries considered as a whole, or

   (iii) which would, in the sole judgment of the Offeror, have a material adverse effect on, challenge, prevent or make uncertain the Offeror's ability to acquire ClubLink Securities pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any ClubLink Securities deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction and the Offeror shall have determined in its sole judgment that there shall be no impediment, actual, anticipated or threatened, to the Offeror's ability to vote any ClubLink Securities it takes up and pays for pursuant to this Offer at any meeting of ClubLink Shareholders or Debentureholders held to consider any Subsequent Acquisition Transaction and the Offeror shall have received assurances satisfactory to the Offeror in its sole discretion to that effect;

(h) there shall not have occurred, developed or come into effect or existence any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry, or other occurrence, event or condition of any nature whatsoever which, in the opinion of the Offeror, materially adversely effects or involves the financial markets in Canada generally or the financial condition, business, operations, assets, affairs or prospects of ClubLink, the Offeror or any of their respective subsidiaries or associates;

(i) the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror; (i) the board of directors of ClubLink shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Common Shares and Debentures by the Offeror under the Offer, to any lock-up agreements under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of the Common Shares or other securities or property upon the exercise of the Rights, in relation to the Offer, any lock-up agreements under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, which order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall have made a final and binding order to the effect that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer, any lock-up agreements under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; or (iv) the Rights and the Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares and Debentures with respect to the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction;

(j) the Offeror shall have determined in its sole judgment that the Separation Time (as defined in the Rights Plan) has not occurred and no Rights have been exercised;

(k) after the date of the announcement of the Offer, ClubLink shall not have entered into any agreement for the issuance of any securities and not more than 19,766,101 Common Shares and $76,714,000 principal amount of Debentures shall be outstanding as of the Expiry Time;

(l) the Offeror shall have determined in its sole judgment that no material right, franchise or licence of ClubLink or of any of its subsidiaries has been impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for ClubLink Securities deposited under the Offer or otherwise, and no other change or event has occurred which might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for ClubLink Securities deposited under the Offer;

(m) the Offeror shall have determined in its sole judgment that neither ClubLink nor its board of directors (or any committees thereto or any of its affiliates or associates) has taken or proposes to take any action, or disclosed or proposes to disclose any previously undisclosed action taken by them, and no other party shall have taken or proposed to take any action, which may be considered to be a defensive tactic in response to the Offer or which may be materially adverse to the business of ClubLink or its subsidiaries or the value of Common Shares or Debentures to the Offeror or which makes it inadvisable for the Offeror to proceed with the Offer or the taking up and paying for ClubLink Securities under the Offer, including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets or contracts of ClubLink or any of its subsidiaries, any issue of shares, options or other securities of ClubLink to any person, any material acquisition from a third party of assets or securities by ClubLink or any of its subsidiaries, or any take-over bid (other than the Offer), amalgamation, statutory arrangement, capital reorganization, merger, business combination, or similar transaction involving ClubLink or any of its subsidiaries or any material expenditure or investment by ClubLink or any of its subsidiaries;

(n) the Offeror shall have determined, in its sole judgment, that no covenant, term or condition exists in any instrument or agreement to which ClubLink or any of its affiliates is a party or to which they or any of their assets are subject (including, but not limited to, any covenant, term or condition relating to the termination by ClubLink of existing agreements) which might make it inadvisable for the Offeror to proceed with the Offer or to acquire ClubLink Securities deposited under the Offer, and the Offeror shall be satisfied that it has been provided with all information (including non-public information) material to such determination;

(o) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of ClubLink with any of the Securities Authorities, or of any previously undisclosed information relating to ClubLink which makes it inadvisable for the Offeror to complete the Offer; and

(p) the Offeror shall have been provided with, or shall have been given access to, in a timely manner, all non-public information relating to ClubLink as may be given, provided or made available by ClubLink:

(i) at any time after the announcement of the Offer, to any other potential acquiror of the ClubLink Securities or of a significant portion of the assets of ClubLink or any of its subsidiaries, associates or affiliates, or to any person considering (or seeking such information in order to consider) any merger, amalgamation, statutory arrangement or similar business confirmation with ClubLink or any of its subsidiaries, associates or affiliates; or

(ii) at any time after June 30, 2001, to any person who, after the announcement of the Offer makes a take-over bid for the Common Shares or Debentures or enters into an agreement with ClubLink relating to the acquisition of a significant portion of the assets of ClubLink or any of its subsidiaries, associates or affiliates or a merger, amalgamation, statutory arrangement or similar business combination with ClubLink or any of its subsidiaries, associates or affiliates;

on substantially the same terms and conditions as may be imposed on such other potential acquiror or person, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with the Offer or would render the Offeror unable to complete the acquisition of the Common Shares and the Debentures pursuant to the terms of the Offer as the same be amended or waived in the Offeror's sole discretion.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The Offeror may waive any of the foregoing conditions in whole or in part and in respect of the Offer insofar as it relates to either the Common Shares or the Debentures or both at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. See Section 4 of this Offer, **"Variation or Extension of the Offer"**. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time. Any determination by the Offeror concerning the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders or Debentureholders in the manner set forth in Section 12 of this Offer, **"Notice"** and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any of the Common Shares or Debentures deposited under the Offer, and the Depositary will promptly return all certificates for deposited ClubLink Securities, Letters of Transmittal and related documents to the parties by whom they were deposited.

Where all the conditions of the Offer set out in this Section 5 have been satisfied or waived, the Offeror will forthwith issue a notice by press release to that effect, which press release will disclose the approximate number of Common Shares and Debentures deposited and that will be taken up.

6. NOTICE OF CHANGE

If, either before or after the Expiry Time but before the expiry of all withdrawal rights, a change in the information in the Offer Documents or in any prior notice of variation or Notice of Change (as defined below) that would reasonably be expected to affect the decision of Shareholders or Debentureholders to accept or reject the Offer, the Offeror will comply with all applicable securities laws regarding continuous disclosure and will cause the Depositary to deliver a written notice of change (a "Notice of Change") to all registered Shareholders or Debentureholders whose Common Shares or Debentures have not been taken up at the date of the occurrence of the change in the manner indicated in Section 12 of this Offer, **"Notice"**.

7. WITHDRAWAL OF DEPOSITED COMMON SHARES AND DEBENTURES

All deposits of Common Shares and Debentures pursuant to the Offer are irrevocable, provided that any Common Shares or Debentures deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder or Debentureholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Common Shares or Debentures have not been taken up by the Offeror;

(b) at any time before the expiration of 10 days from the date of a Notice of Change or a Notice of Variation; and

(c) if the Common Shares or Debentures have not been paid for by the Offeror within three business days after having been taken up.

In order for any withdrawal to be made, notice of the withdrawal (a "Notice of Withdrawal") must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit of the Common Shares or Debentures (or applicable Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such Notice of Withdrawal must be: (i) signed by or on behalf of the person who signed the applicable Letter of Transmittal that accompanied the Common Shares or Debentures to be withdrawn (or applicable Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Common Shares or Debentures to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares or Debentures to be withdrawn. Any signature on a Notice of Withdrawal must be guaranteed by an Eligible Institution in the same manner as in the applicable Letter of Transmittal (as described in the instructions set out in such Letter of Transmittal), except in the case of Common Shares or Debentures deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of Notices of Withdrawal shall be determined by the Offeror in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any Notice of Withdrawal, and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up and paying for Common Shares or Debentures or is unable to take up and pay for Common Shares or Debentures for any reason, then, without prejudice to the Offeror's other rights, no Common Shares or Debentures may be withdrawn except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law, and such Common Shares or Debentures may be retained by the Depositary on behalf of the Offeror.

Where a Notice of Withdrawal is given in accordance with this Section 7, the Offeror shall return the Common Shares or Debentures to the depositing Shareholder or Debentureholders in accordance with Section 9 of this Offer, **"Return of Common Shares and Debentures"**.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following the applicable procedures described in Section 3 of this Offer, **"Manner and Time of Acceptance"**. In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages, or both, in certain circumstances. See Section 22 of the Circular, **"Statutory Rights"**.

8. PAYMENT FOR DEPOSITED COMMON SHARES AND DEBENTURES

Common Shares or Debentures deposited under the Offer may not be taken up by the Offeror before midnight (Toronto time) on December 20, 2002 .

If all the conditions referred to in Section 5 of this Offer, **"Conditions"**, have been satisfied or waived by the Offeror (including, with respect to the Debentures only, the Minimum Debenture Condition), the Offeror will become obligated to take up and pay for Common Shares and Debentures validly deposited under the Offer and not withdrawn not later than 10 days following the Expiry Date. For greater certainty, whether or not the Minimum Debenture Condition is met will not affect the obligation of the Offeror to take up and pay for Common Shares validly deposited under the Offer and not withdrawn if all the other conditions referred to in Section 5 of the Offer have been satisfied or waived by the Offeror. Common Shares and Debentures that are taken up by the Offeror under the Offer shall be paid for by the Offeror as soon as practicable, and in any event not more than three Business Days after taking up such Common Shares or Debentures, as the case may be. In accordance with applicable law, the Offeror will take up Common Shares or Debentures deposited under the Offer subsequent to the date on which it first takes up Common Shares and Debentures deposited under the Offer not later than 10 days after the deposit of such additional Common Shares or Debentures.

In addition, on and after the Expiry Date, if all of the terms and conditions attached to the Offer have been fulfilled or waived, the Offeror shall be entitled to take up and pay for the Common Shares and Debentures deposited under the Offer and not withdrawn, subject, however, to the withdrawal rights in respect of such Common Shares and Debentures described in Section 7 of this Offer, **"Withdrawal of Deposited Common Shares and Debentures"**.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for the Common Shares or Debentures or to terminate the Offer and not take up or pay for any Common Shares or Debentures if any condition (including, with respect to the Debentures only, the Minimum Debenture Condition) specified in Section 5 of this Offer, **"Conditions"**, is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Common Shares or Debentures deposited under the Offer unless it simultaneously takes up and pays for all Common Shares or Debentures then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Common Shares or Debentures validly deposited and not withdrawn pursuant to the Offer, if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario of its acceptance for payment of such Common Shares or Debentures pursuant to the Offer.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the cash component of the Offer in respect of the Common Shares purchased by the Offeror, regardless of any delay in making such payment. No amount will be paid by the Offeror or the Depositary in respect of accrued and unpaid dividends on the Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares or Debentures in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders or Debentureholders who have deposited and not withdrawn their Common Shares or Debentures pursuant to the Offer.

The Offeror will pay for Common Shares taken up pursuant to the Offer by (i) providing the Depositary with sufficient funds to pay the cash consideration component of the Offer (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders who have elected or are deemed to have elected the Cash Option; and (ii) issuing to or on behalf of each Shareholder who has elected or is deemed to have elected the Share Option, TWH Shares in each case, in the manner set forth under **"The Offer"** in Section 1 of the Offer. The Depositary will forward cheques, payable in Canadian funds, and/or certificates representing TWH Shares, as the case may be, representing the payment for the Common Shares by first class mail to Shareholders depositing Common Shares at the address specified in the Common Share Letter of Transmittal, unless the depositing Shareholder instructs the Depositary in the applicable Letter of Transmittal to hold the cheque and/or TWH Share certificates for pick-up. If no address is specified, the cheque and/or TWH Share certificates will be forwarded to the address of the Shareholder as shown on the share register of ClubLink. The Offeror will pay for Debentures taken up pursuant to the Offer by issuing to or on behalf of each Debentureholder $1,000.00 principal amount of TWH Debentures for each $1,000.00 principal amount of Debentures taken up pursuant to the Offer. The TWH Debentures shall be deposited with CDS and depositing Debentureholders will be credited on the records of a Participant with their interest therein.

Persons depositing Common Shares or Debentures will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares or Debentures directly with the Depositary. Except as set forth in the instructions to the applicable Letter of Transmittal, transfer taxes, if any, on the purchase of Common Shares or Debentures will be paid by the Offeror.

9. RETURN OF COMMON SHARES AND DEBENTURES

Any deposited Common Shares or Debentures not taken up and paid for by the Offeror will be returned at the Offeror's expense to the depositing Shareholder either by sending new certificates representing Common Shares or Debentures not purchased or returning the deposited certificates (and other relevant documents), as appropriate. The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the depositing Shareholder or Debentureholder in the applicable Letter of Transmittal or, if such name or address is not so specified, then in such name and to such address of the Shareholder or Debentureholder as shown on the registers maintained by ClubLink, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer. If certificates are submitted for more Common Shares or Debentures than are deposited, such certificates will be returned by the same process outlined for Common Shares or Debentures deposited and not taken up and paid for under the Offer.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, cheques in payment of the cash portion of the Offer for Common Shares and Debentures purchased pursuant to the Offer, certificates representing Common Shares and Debentures to be returned, notices and any other relevant documents from the Offeror or the Depositary to Shareholders will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares or Debentures in respect of which the cheque is being issued were deposited, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 12 of this Offer, **"Notice"**. Notwithstanding Section 8 of this Offer, **"Payment for Deposited Common Shares and Debentures"**, cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the office of the Depositary referred to above.

11. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, ClubLink divides, combines or otherwise changes any of the Common Shares or its capitalization, or the terms of the Debentures, or discloses that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 5 of this Offer, **"Conditions"**, make such adjustments as it deems appropriate to the Offer and the other terms of the

Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such split, combination or other change.

Common Shares and Debentures acquired pursuant to the Offer shall be transferred by the holders thereof and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all Other Securities. If ClubLink should declare or pay any dividend other than the dividend of $0.05 per Common Share payable on November 15, 2002 to shareholders of record as of October 31, 2002, or declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue any securities, rights or other interest, with respect to any Common Share that is payable or distributable to Shareholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by ClubLink or its agent of such Common Share following acceptance thereof for purchase pursuant to the Offer, then (i) in the case of any such cash dividend, distribution or payment that does not exceed the Offer Price, the Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the Offer Price, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such non-cash dividend, distribution, payment, right or other interest and may withhold the entire Offer Price or deduct from Offer Price the amount or value thereof, as determined by the Offeror in its sole discretion.

12. NOTICE

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Common Shares or Debentures at their addresses as shown on the share register of ClubLink and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders and notwithstanding any interruption of postal service in Canada or the United States or elsewhere following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Common Shares or Debentures, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail and in daily newspapers of general circulation in each of the French and English languages in the city of Montreal, Québec, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation in the city of Toronto; and (iii) it is distributed through the facilities of Canada NewsWire.

Wherever the Offer requires that documents be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letters of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letters of Transmittal.

13. MARKET PURCHASES AND SALE OF COMMON SHARES AND DEBENTURES

The Offeror has no current intention of acquiring any Common Shares or Debentures while the Offer is outstanding, other than as described in the Offer and the Circular. However, subject to applicable law, and the provisions of the Rights Plan, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares or Debentures by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Common Shares or Debentures through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Common Shares or Debentures by making purchases through the facilities of the TSX during the Offer Period, the Common Shares or Debentures so purchased shall be counted in any determination as to whether the Minimum Share Condition or Minimum Debenture Condition, respectively, has been fulfilled. The aggregate number of Common Shares (which shall include the aggregate number of Common Shares issuable upon the conversion of any Debentures acquired in this manner) or aggregate principal amount of Debentures acquired in this manner will not exceed 5% of the aggregate number of Common Shares or aggregate principal amount of Debentures outstanding, respectively, on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Common Shares and Debentures have been purchased.

Although the Offeror has no current intention to sell Common Shares or Debentures taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell any of such Common Shares or Debentures after the Expiry Time.

14. SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA

The TWH Shares and TWH Debentures issuable pursuant to the Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction other than the provinces of Canada. TWH Shares and TWH Debentures will not be issued to any Person who is or who appears to the Offeror or the Depositary to be a resident of any foreign jurisdiction unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that the TWH Shares and TWH Debentures may be offered in such jurisdiction without further action by the Offeror and without subjecting the Offeror to any registration, reporting or similar requirements.

15. OTHER TERMS

(a) No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer Documents, and if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

(b) The Offeror reserves the right, to transfer to one or more affiliated companies the right to purchase all or any portion of the Common Shares or Debentures deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares or Debentures to receive payment for Common Shares or Debentures validly deposited and accepted for payment pursuant to the Offer.

(c) The Offer, the Offer Documents and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

The provisions of the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any elections and the validity of any withdrawals of Common Shares or Debentures.

This Offer is not being made to, nor will deposits of Common Shares or Debentures be accepted from or on behalf of, Shareholders or Debentureholders in any jurisdiction in which the making or acceptance hereof would not be in compliance with the laws of such jurisdiction. However, the Offeror, in its sole discretion, may take such action as it may deem necessary to extend the offer to Shareholders and Debentureholders in any such jurisdiction.

The accompanying Circular together with this Offer constitute the take-over bid circular required under the OBCA and Canadian provincial securities legislation with respect to the Offer.

Dated: November 15, 2002

TRI-WHITE CORPORATION

Per (Signed): K. (RAI) SAHI
Chairman and Chief Executive Officer

CIRCULAR

The following information in this Circular is provided in connection with the Offer made in the accompanying Offer by the Offeror dated November 15, 2002 to purchase all of the Common Shares and Debentures. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined under "Glossary". Shareholders and Debentureholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning ClubLink contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with the Securities Authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by ClubLink to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1. THE OFFEROR

General

The Offeror was incorporated on October 22, 1997 under the Canada Business Corporations Act as a wholly-owned subsidiary of Russel Metals Inc. ("Russel Metals") under the name Century Continental Transportation Corporation. The Offeror's articles were amended on November 18, 1997 to change its name to Tri-White Corporation. The Offeror's registered office is located at Suite 1400, One University Ave., Toronto, Ontario M5J 2Pl.

The Offeror has two principal lines of business. It operates a tourist railway with related services in Alaska, British Columbia and the Yukon Territory under the business name White Pass & Yukon Route ("White Pass") and it is engaged in merchant banking activity.

The Offeror became a reporting issuer on November 21, 1997 as a result of an initial public offering by way of a secondary offering of common shares of the Offeror upon the exercise of rights distributed by Russel Metals to holders of its Class A common shares and Class B common shares.

Prior to the distribution of the rights to its securityholders, Russel Metals entered into certain transactions to transfer to the Offeror, in return for common shares of the Offeror, substantially all of its investments in the freight transportation business operated by Tri-Line Expressways Ltd. and the tourist railway and related services business of White Pass.

On July 18, 2000, the Offeror completed the sale of its trucking group including the operations of Tri-Line Expressways Ltd. and its subsidiaries. Total proceeds of $44 million were satisfied with $36 million in cash, a subordinate debenture of $7 million and a one-year holdback of $1 million. On January 24, 2002, the purchaser of the trucking group was placed into receivership by its senior lender and the Offeror has determined that there is a low probability of further realization. The $7 million has been fully provided for in the Offeror's consolidated financial statements.

White Pass & Yukon Route

Through the White Pass operations, the Offeror is engaged in passenger tourist transportation and related services in Alaska, British Columbia and the Yukon Territory.

The railway was constructed as a result of the Klondike Gold Rush of 1898 and completed in 1900. From 1900 until 1982, it was used for carriage of general freight, ore concentrates, petroleum products and passengers. Railway operations were suspended in 1982 when a major ore concentrate customer shut down its mine. The Klondike highway between Whitehorse and Skagway was subsequently constructed in 1985 which transferred the transportation of ore concentrates from rail to the more economical method of road service. The railway reopened in 1988 and has since been operating as a passenger tourist railway.

The Offeror continues to invest in capital projects and comparative opportunities, which should increase cash flows from this key business.

Tri-White Merchant Banking

Subsequent to the sale of the trucking group, management of the Offeror made a strategic decision to invest the sale proceeds in order to capitalize on its proven record of building and delivering shareholder value. The Offeror now seeks out opportunities and invests as a merchant banker in debt and equity instruments in both public and private companies.

2. CLUBLINK

General

According to publicly available information, ClubLink is Canada's largest owner and operator and developer of high quality member golf course properties, daily fee golf course properties and resorts that feature golf as their key amenity. ClubLink is a company resulting from the amalgamation, under the laws of the province of Ontario, of Sindor Resources Inc. and Cherry Downs Development Corporation.

ClubLink's portfolio consists of: (i) eighteen member golf clubs and seven daily fee golf clubs with the equivalent of thirty-four 18-hole operating courses, (ii) two additional 18-hole courses under construction that will open for play in 2003 and one additional 27-hole course under construction that will be open for play in 2004, (iii) five resorts, (iv) development sites for seven and one-half future 18-hole courses, and (v) substantial potential to increase the room inventory and conference capacity at its resorts. ClubLink also owns 884 acres of land suitable for residential or commercial development that are surplus to its golf club and resort needs. Two of the daily fee golf clubs are being renovated to be reopened as member golf clubs. Based upon publicly available information, as at September 30, 2002, ClubLink had assets of approximately $500 million, common shareholders' equity of approximately $205 million and debentureholders' equity of approximately $78 million.

Dividend Policy

On March 5, 2002, ClubLink announced, and, according to publicly available information, it is now the current policy of ClubLink, to pay a semi-annual dividend of 5 cents per share in May and November of each year. Other than dividends of 5 cents per share which paid to Shareholders on May 15, 2002, and November 15, 2002 no other dividends have been paid by ClubLink in the previous two years.

3. BACKGROUND TO THE OFFER

On September 4, 2001 the Offeror purchased 5 million Common Shares representing, at that time, approximately 25% of the issued and outstanding Common Shares from ClubCorp U.S.A., Inc. ("ClubCorp"). ClubCorp had two nominees on the board of directors of ClubLink who resigned shortly after the acquisition of the Common Shares by the Offeror. Mr. Sahi was appointed to the board of directors of ClubLink on September 13, 2001. At the annual meeting of shareholders of ClubLink on June 11, 2002, Mr. Donald Turple, the Chief Financial Officer of the Offeror was, along with Mr. Sahi, elected to the board of directors. Both Mr. Sahi and Mr. Turple currently serve as directors of ClubLink.

On September 6, 2002, Mr. Sahi was advised by Mr. William Kennedy, the President of Revenue Properties Company Limited ("RPCL"), that RPCL's management was recommending that RPCL consider proceeding with an offer for all the Common Shares. Mr. Sahi is a director of RPCL and Morguard Corporation, which controls RPCL. RPCL established a special committee of its board of directors to consider management's proposal, and the Offeror understands that RPCL approached ClubLink with an indication that it was considering making an offer to acquire the Common Shares. On September 12, RPCL's special committee met, determined that RPCL would not be proceeding with an offer, and informed Mr. Sahi of its decision. Subsequently, management of the Offeror considered the possibility of making an offer for ClubLink and recommended to the Offeror's board of directors that it proceed with an offer. On September 13, 2002, the board of directors of the Offeror approved the making of the Offer. Management of the Offeror then informed the board of directors of ClubLink that the Offer was being made and a press release announcing the Offer was sent out.

On September 13, 2002 the board of directors of ClubLink established the Special Committee to consider the Offer and make recommendations to the board of directors. On September 19, 2002, the board of directors of ClubLink adopted the Rights Plan. On October 1, 2002, the Special Committee engaged BMO Nesbitt Burns Inc. to provide formal valuations of the Common Shares, the TWH Shares, the Debentures and the TWH Debentures.

On October 2, 2002, the board of directors of the Offeror approved an increase in the consideration payable in respect of the Offer, and a press release announcing the revised Offer was sent out.

4. PURPOSE OF AND BUSINESS REASONS FOR THE OFFER, PLANS FOR CLUBLINK, BENEFITS OF THE OFFER AND OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

Purpose of the Offer

The purpose of the Offer is to acquire control of ClubLink, to potentially acquire all of the Common Shares and Debentures, and to appoint a new board of directors of ClubLink. If at least 90% of the outstanding Common Shares and Debentures (excluding Common Shares and Debentures owned by or on behalf of the Offeror or its affiliates or associates on the date of the Offer) are validly tendered pursuant to the Offer, the Offeror intends, subject to obtaining any necessary financing, to invoke its statutory rights of compulsory acquisition in accordance with the provisions of the OBCA.

If the Offeror acquires a sufficient number of the outstanding Common Shares not owned by it, the Offeror intends, subject to obtaining any necessary financing, to pursue a Subsequent Acquisition Transaction to acquire the Common Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to ClubLink and its Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. In the event that the Offeror does proceed with a Compulsory Acquisition of the Common Shares or a Subsequent Acquisition Transaction for the Common Shares, and is unable to effect a Compulsory Acquisition of the Debentures but does acquire a sufficient principal amount of outstanding Debentures to amend the terms of the Debenture Indenture to provide for their redemption in exchange for an equivalent principal amount of TWH Debentures, it may elect to so amend the Debenture Indenture and so redeem the Debentures. See Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**.

Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, generally on the same terms as the Offer, it is possible however that as a result of delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of ClubLink, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms.

If the Offeror decides not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional ClubLink Securities in the open market, in privately negotiated transactions, or in another take-over bid or exchange offer or otherwise. Subject to applicable law, any additional purchases of ClubLink Securities could be at a price greater than, equal to or less than the price to be paid for ClubLink Securities under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional ClubLink Securities, or may even sell or otherwise dispose of any or all ClubLink Securities acquired pursuant to the Offer, on the terms and at prices then determined by the Offeror, which may vary from the price paid for ClubLink Securities under the Offer.

Business Reasons for the Offer

Strategic Fit with the Offeror: The Offeror believes that the acquisition of ClubLink will complement its existing operations, and enhance the profile of the combined company as a leader in recreational and leisure activities.

The key growth drivers for both the Offeror and ClubLink are similar, and both should benefit from the aging of the population and other underlying industry fundamentals.

Poor Track Record of Value Creation for Shareholders: The Offeror believes that the board of directors and management of ClubLink have been unable to create value for Shareholders, which is reflected in the stock's trading price illustrated below. Over the 5-year period prior to the date of the Offer, the market value of the Common Shares has declined by 40%. Since the Offeror became a reporting issuer, the trading price of the TWH shares has increased by 98%. In addition, the Debentures now trade at a 20% discount to their face value.

ClubLink Common Shares
September 15, 1997 — September 12, 2002



900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Common Share Volume
$17.00
$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
Trading Value per Common Share
Sept. 15,97
Nov. 15,97
Jan. 15,98
Mar. 15,98
May 15,98
Jul. 15,98
Sept. 15,98
Nov. 15,98
Jan. 15,97
Mar. 15,99
May 15,99
Jul. 15,99
Sept. 15,99
Nov. 15,99
Jan. 15,00
Mar. 15,00
May 15,00
Jul. 15,00
Sept. 15,00
Nov. 15,00
Jan. 15,01
Mar. 15,01
May 15,01
Jul. 15,01
Sept. 15,01
Nov. 15,01
Jan. 15,02
Mar. 15,02
May 15,02
Jul. 15,02
Sept. 12,02
Business Days

Poor Operating Track Record: Management of ClubLink has delivered poor financial results over the past 4 fiscal years. ClubLink's net income has declined from $10.6 million for the year ended December 31, 1998 to $2.9 million for the fiscal year ended December 31, 2001. The Offeror believes that its experienced management team, with its extensive track record of creating shareholder value, can deliver stronger financial results.

Excessive Balance Sheet Leverage: The Offeror believes that the current level of financial leverage within ClubLink is excessive and not sustainable. As of September 29, 2002, based on publicly available information, the ratio of ClubLink's debt to its enterprise value (wherein enterprise value is defined as book value of indebtedness plus market capitalization of common shares) was 1.66:1, and its debt to book equity ratio was 1.22:1. Furthermore, the excessive leverage constrains ClubLink's ability to take advantage of other business opportunities.

Excessive Overhead Expense and Investments: ClubLink's general and administrative expenses (before other non allocated overhead) were $7.9 million for fiscal year ended December 31, 2001 and $5.5 million for the first nine months ended September 29, 2002, which the Offeror believes to be excessive for a company of ClubLink's size. Furthermore, the Offeror believes that ClubLink has incurred significant non-revenue producing capital expenditures, such as the construction of its recently-completed head office, which is not in the best interest of its securityholders.

Overlooked Value-Creation Opportunities: The Offeror believes that ClubLink management is not maximizing the value of its assets, by exploring residential real estate development opportunities, as well as leveraging its intangible assets, such as an extensive membership base which has an attractive demographic profile.

Plans for ClubLink

If the Offeror is successful, the Offeror's plan is to initially continue to operate the business of ClubLink in its current manner. During this initial period, the Offeror will complete a full assessment of ClubLink and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel. It is possible that, in connection with a Subsequent Acquisition Transaction or otherwise, ClubLink may become amalgamated or be wound-up into the Offeror and/or an affiliate of the Offeror. If permitted by applicable law, subsequent to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares and the Debentures from the TSX and cause ClubLink to cease to be a reporting issuer under the securities laws of each province in which it has such status.

Benefits of the Offer and Other Benefits to Insiders, Affiliates and Associates

Except as set out herein, to the knowledge of the Offeror, no direct or indirect benefits will accrue to any associate of any director or senior officer of ClubLink, any person or company holding more than 10 per cent of any class of equity securities of ClubLink, or any person or company acting jointly or in concert with ClubLink by accepting or refusing to accept the Offer, nor will any of such persons receive any specific benefit, direct or indirect as a result of any Subsequent Acquisition Transaction.

5. SELECTED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE OFFEROR

The following table sets out certain historical consolidated financial information and unaudited pro forma condensed consolidated financial information for the Offeror as a result of the combination of ClubLink with the Offeror as at and for the year ended December 31, 2001 and as at and for the 9 months ended September 30, 2002. There is no information known to the Offeror which indicates any material change in the affairs of ClubLink since the date of the last published financial statements of ClubLink other than as has been publicly disclosed by ClubLink. The historical consolidated financial information is extracted from and should be read in conjunction with the Consolidated Financial Statements of the Offeror and accompanying notes contained in Schedule B to this Circular. The unaudited pro forma condensed consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror and accompanying notes contained in Schedule C to this Circular. The following does not give effect to expected synergies and operational improvements expected to be realized as a result of the combination of ClubLink with the Offeror. The unaudited pro forma statements have been presented on two bases; (i) that the Offeror acquires all of the Common Shares of ClubLink and all of the issued and outstanding Debentures; (ii) that the Offeror acquires that number of Common Shares which, together with the Common Shares owned by the Offeror, represents 50.1% of the Common Shares outstanding, and all of the issued and outstanding Debentures (and assuming Shareholders elect to receive equal proportions of cash and TWH Shares).

	Historical		Pro Forma[1][2]	
	Nine Months Ended September 30, 2002	Pro Forma Year Ended December 31, 2001	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)			
Total sales	$40,450	$39,978	$134,930	$158,253
Operating income (EBITDA)	$18,636	$17,139	$ 43,892	$ 52,313
Operating earnings	$10,274	$ 8,303	$ 12,304	$ 16,769
Net earnings	$10,274	$ 6,327	$ 13,965	$ 5,636
Capital assets (net book value)[3]	$84,625	$84,815	$423,394	$418,191
Long-term debt and capital leases (excluding current portion)[3][4]	Nil	Nil	$232,577	$230,162

Notes:

(1) Assuming the Offeror acquires all of the outstanding ClubLink Shares not already owned by it.

(2) Please refer to the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror and accompanying notes contained in Schedule C hereto.

(3) As at the end of the respective periods shown.

(4) As at December 31, 2001 on a pro forma basis the Offeror has current bank indebtedness of $61,419,000.

6. PRO FORMA CAPITALIZATION OF THE OFFEROR

Assuming Acquisition of All of the Issued and Outstanding Common Shares and All of the Debentures

Assuming the acquisition by the Offeror pursuant to the Offer of all of the issued and outstanding Common Shares, including Common Shares issued upon the exercise of in-the-money options not currently owned by it, and all of the issued and outstanding Debentures, there would be 64,347,145 TWH Shares outstanding and $76,714,000 aggregate principal amount of TWH Debentures outstanding.

As at December 31, 2001, on a pro forma basis after giving effect to such acquisition, the Offeror would have had total long-term debt of approximately $230,162,000 and a long-term debt to EBITDA ratio of approximately 4.4 times.

The following tables sets forth the pro forma consolidated capitalization of the Offeror as at September 30, 2002 after giving effect to the acquisition by the Offeror of all outstanding Common Shares and Debentures not currently owned by it.

Description of Capital	Authorized	Outstanding as at September 30, 2002	Pro Forma Outstanding as at September 30, 2002(1)
		(in thousands)	
TWH Debentures	$76,714	$ —	$ 76,714(2)
Long-term debt	N/A	$ —	$145,346(2)
Capital Lease Obligations	N/A	$ —	$ 10,517(2)
Preferred shares without nominal or par value	Unlimited	$ —	$ —
Offeror's shareholders' equity	Unlimited	$113,756	$167,651(2)(3)

Notes:

(1) Please refer to the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror and the accompanying notes contained in Schedule C to this Circular for further details.

(2) Based on the unaudited Pro Forma Condensed Consolidated Balance Sheet as at September 30, 2002 contained in Schedule C and assuming that the Offeror acquires all outstanding Common Shares and Debentures not currently owned by it. See Note 2 to the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror contained in Schedule C to this Circular for the assumptions as to the long-term debt to be incurred to acquire all of the Common Shares and Debentures not currently owned by the Offeror. If no Debentures are acquired by the Offeror, no adjustments to the unaudited Pro Forma Financial Statements are required.

(3) At the date hereof, 45,889,519 TWH Shares are issued and outstanding. If pursuant to the Offer, the Offeror acquires all of the Common Shares not already owned by the Offeror on the date hereof, 64,347,145 TWH Shares will be issued and outstanding. The Offeror's shareholders' equity excludes values attributable to the TWH Debentures.

Assuming Acquisition of 50.1% of the Issued and Outstanding Common Shares and All of the Debentures

Assuming the acquisition by the Offeror pursuant to the Offer of that number of Common Shares, including Common Shares issued upon the exercise of in-the-money options which, together with the Common Shares owned by the Offeror, represents 50.1% of the issued and outstanding Common Shares and all of the issued and outstanding Debentures, there would be 52,018,040 TWH Shares outstanding and $76,714,000 aggregate principal amount of TWH Debentures outstanding.

As at December 31, 2001, on a pro forma basis after giving effect to such acquisition, the Offeror would have had total long-term debt of approximately $230,162,000 and a long-term debt to EBITDA ratio of approximately 4.4 times.

The following table sets forth the pro forma consolidated capitalization of the Offeror as at September 30, 2002 after giving effect to the acquisition by the Offeror of that number of Common Shares which, together with the Common Shares owned by the Offeror, represent 50.1% of the outstanding Common Shares and all of the Debentures.

Description of Capital	Authorized	Outstanding as at September 30, 2002	Pro Forma Outstanding as at September 30, 2002(1)
		(in thousands)	
TWH Debentures	$76,714	$ —	$ 76,714(2)
Long-term debt	N/A	$ —	$145,346(2)
Capital lease obligations	N/A	$ —	$ 10,517
Preferred shares without nominal or par value	Unlimited	$ —	$ —
Offeror's shareholders' equity	Unlimited	$113,756	$130,664(2)(3)

Notes:

(1) Please refer to the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror and the accompanying notes contained in Schedule C to this Circular for further details.

(2) Based on the unaudited Pro Forma Condensed Consolidated Balance Sheet as at September 30, 2002 contained in Schedule C and assuming that the Offeror acquires that number of Common Shares which, together with the Common Shares owned by the Offeror, represents 50.1% of the outstanding Common Shares and all of the issued and outstanding Debentures and assuming that Shareholders elect to receive equal proportions of cash and TWH Shares (assuming the Offeror acquires none of the issued and outstanding Debentures, no TWH Debentures would be issued). See Note 2 to the unaudited Pro Forma Condensed Consolidated Financial Statements of the Offeror contained in Schedule C to this Circular for the assumptions as to the long-term debt to be incurred to acquire 50.1% of the Common Shares and all of the Debentures not currently owned by the Offeror.

(3) At the date hereof, 45,889,519 TWH Shares are issued and outstanding. If pursuant to the Offer the Offeror acquires that number of Common Shares which, together with the Common Shares owned by the Offeror, represents 50.1% of the outstanding Common Shares on the date hereof, 52,018,040 TWH Shares will be issued and outstanding (assuming Shareholders elect to receive equal proportions of cash and TWH Shares). The Offeror's shareholders' equity excludes values attributable to the TWH Debentures.

7. EARNINGS COVERAGE RATIOS

The following earnings coverage ratios, which indicate the earnings of the Offeror available to meet interest and discount requirements on outstanding long-term debt, are calculated on a consolidated basis as at and for the year ended December 31, 2001, and as at and for the 9 months ended September 30, 2002, respectively.

The Offeror's interest requirements, after giving effect to the acquisition of all of the issued and outstanding Common Shares and Debentures of ClubLink, amounted to $15,644,000 for the 12 months ended December 31, 2001 and $11,647,000 for the 9 months ended September 30, 2002. The Offeror's earnings before interest and income tax for the 12 months ended December 31, 2001 was $39,576,000, which is 2.53 times the Offeror's interest requirements for this period and the earnings before interest and income tax for the 9 months ended September 30, 2002 was $32,326,000, which is 2.78 times the Offeror's interest requirements for this period.

	Twelve Months Ended December 31, 2001	Nine Months Ended September 30, 2002
Earnings Coverage Ratio	2.53	2.78

8. SOURCE OF FUNDS

The Offeror estimates that if it acquires through the Offer all of the Common Shares not already owned by it pursuant to the Offer, the total amount of cash required for the purchase of such Common Shares and to pay fees and expenses related to the Offer (collectively, the "Offer Costs") will be approximately $57.6 million. The Offeror has available cash and marketable securities in an aggregate amount of approximately $20 million, and will finance the balance of the Offer Costs through the credit facilities described below.

The Offeror has obtained a commitment (the "Commitment") from a major Canadian financial institution. The Commitment provides the Offeror with a six-month term credit (extendible at the Offeror's option for a further six months upon payment of a fee equal to 0.50% of the drawn amount) of up to $30 million. In addition to upfront fees totalling 1.00%, the funds advanced under the commitment bear interest at the prime rate plus 200 basis points. Interest is payable monthly. Principal amounts may be repaid at any time without penalty or bonus on two days written notice.

The obligation of the lender to advance funds pursuant to the Commitment is subject to conditions usual in commercial lending transactions of this nature, including the satisfaction of the conditions of the Offer, that none of such conditions shall have been waived or varied without the lender's consent and the execution of documentation satisfactory to the parties.

The Commitment will be fully secured and will contain covenants, events of default and other terms customary for credit facilities of this nature. Such terms include a covenant to maintain minimum shareholders equity, certain restrictions on the payment of dividends (other than the current quarterly dividend), incurring of liens and indebtedness on the Offeror's property, assets and undertaking, restrictions on payments and investments in or loans to, the Offeror's subsidiaries, and restrictions on the sale of assets and mergers and amalgamations. The Commitment will be cross-defaulted to other indebtedness of the Offeror and will also provide that a default shall occur upon a change of control of the Offeror.

In addition, the Offeror will borrow funds from two wholly-owned subsidiaries drawn on such subsidiaries' existing U.S. $10 million (approximately $15.5 million) line of credit with a U.S. financial institution (the "Credit Line"). The Credit Line bears interest at the U.S. prime rate. Interest is payable monthly in arrears. Principal amounts may be repaid at any time without penalty or bonus.

The obligation of the lender to advance funds pursuant to the Credit Line is conditional upon the execution of documentation satisfactory to the parties and the condition that the borrowers are not in default thereunder. The Credit Line contains covenants, events of default and other terms customary for credit facilities of this nature.

The Offeror expects to refinance the borrowings under the Commitment and the Credit Line with permanent financing or from the sale of assets, and expects that any such permanent financing will contain limitations and restrictions similar to those contained in the Commitment.

9. DESCRIPTION OF TWH DEBENTURES

General

The TWH Debentures will be issued under and pursuant to the provisions of a trust indenture (the "Trust Indenture") to be entered into between the Offeror and Computershare Trust Company of Canada as trustee (the "Trustee"). Interest on the TWH Debentures at a rate of 6.00% per annum, will be payable semi-annually on November 15 and May 15 in each year. The first interest payment will be due on May 15, 2003 and will represent the accrued interest on the full amount of the TWH Debentures from November 15, 2002 to that date. The interest on the TWH Debentures will be payable in lawful money of Canada.

TWH Share Payment Option

Provided the Offeror is not in default under the Trust Indenture then, subject to regulatory approval (including any required approval of any stock exchange on which the TWH Debentures or TWH Shares are then listed), the Offeror may elect, from time to time, to satisfy its obligation to make the Maturity Payment or Redemption Payment (as defined in the Trust Indenture) by issuing and delivering that number of freely tradable TWH Shares obtained by dividing the principal amount of the TWH Debentures by 95% of the weighted average trading price of the TWH Shares on the TSX for the 20 consecutive days ending five trading days prior to the date fixed for redemption or the date of maturity, as the case may be.

No fractional TWH Shares will be issued in satisfaction of principal on redemption or at maturity, but in lieu thereof, the Offeror will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest, with "market price" to be determined by the weighted average trading price of the TWH

Shares on the TSX for the 20 consecutive days ending five trading days prior to the date fixed for redemption or the date of maturity, as the case may be.

Interest Payment Option

Provided the Offeror is not in default under the Trust Indenture then, subject to regulatory approval (including any required approval of any stock exchange on which the TWH Debentures or TWH Shares are then listed), the Offeror may elect, from time to time, to satisfy its obligation to make an Interest Payment (as defined in the Trust Indenture) (a "TWH Debenture Obligation") by delivering freely tradable TWH Shares to the Trustee (the "Interest Payment Election"). The Trust Indenture will provide that, upon such election, the Trustee shall (i) accept delivery of TWH Shares from the Offeror, (ii) accept bids with respect to, and consummate sales of, such TWH Shares, each as the Offeror shall direct in its absolute discretion, (iii) invest the proceeds of such sales in permitted government securities (as defined in the Trust Indenture) and use such proceeds to satisfy the TWH Debenture Obligation, and (iv) perform any other action necessarily incidental thereto. The Offeror shall make an Interest Payment Election by delivering written notice (the "Interest Payment Election Notice") to the Trustee no later than the date required by applicable law or the rules of any stock exchange on which the TWH Debentures or TWH Shares are then listed. The Trustee shall, in accordance with such notice, deliver requests for bids (each a "TWH Shares Bid Request") to investment banks, brokers or dealers selected by the Offeror. Such notice shall direct the Trustee to solicit and accept only such bids, and the TWH Shares Bid Request shall make the acceptance of any bid conditional on the acceptance of such bids, that together shall provide for the delivery and sale of TWH Shares against payment of the Interest Payment Election Amount on the date (the "TWH Shares Delivery Date") that is no earlier than 90 days and no later than one business day prior to the date the payment in respect of which the TWH Shares Election Notice has been delivered is due (the "Interest Payment Date"). The "Interest Payment Election Amount" means an amount of aggregate proceeds, based on the bids obtained pursuant to the TWH Shares Bid Request, of the sale of TWH Shares on the TWH Shares Delivery Date, equal to, and not exceeding, the aggregate amount of the TWH Debenture Obligation in respect of which the Interest Payment Election Notice was delivered. The Interest Payment Election Notice shall provide for, and all such bids shall be subject to, the right of the Offeror, by delivering written notice to the Trustee at any time prior to the consummation of such delivery and sale on the TWH Shares Delivery Date, to withdraw the Interest Payment Election (which will have the effect of withdrawing the TWH Shares Bid Request), whereupon the Offeror shall be obligated to pay the TWH Debenture Obligation in respect of which the Interest Payment Election Notice has been delivered in cash. The amount received by a holder of a TWH Debenture in respect of a TWH Debenture Obligation will not be affected by whether or not the Offeror elects to satisfy the TWH Debenture Obligation pursuant to an Interest Payment Election.

The Trustee shall inform the Offeror promptly following the receipt of any bid or bids for TWH Shares. The Trustee shall accept such bid or bids as the Offeror (in its absolute discretion) shall direct, provided that the aggregate proceeds of all such sales (less any amount attributable to any fractional TWH Shares) on the TWH Shares Delivery Date must be equal to the Interest Payment Election Amount. In connection with any bids so accepted, the Offeror, the Trustee and the applicable bidders shall, not later than the TWH Shares Delivery Date, enter into customary purchase agreements (in each case, a "TWH Shares Purchase Agreement") and shall comply with all applicable laws, including the securities laws, the rules and regulations of any stock exchange on which the TWH Debentures or TWH Shares are then listed and the rules and regulations of any jurisdiction in which the TWH Shares may be offered for sale. The Offeror shall pay all fees and expenses in connection with the TWH Shares Purchase Agreements.

Provided that (i) all conditions specified in each TWH Shares Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the TWH Shares to be sold thereunder against payment of the Interest Payment Election Amount, and (ii) the purchasers under the TWH Shares Purchase Agreements shall be ready, willing and able to perform thereunder, in each case on the TWH Shares Delivery Date, the Offeror shall, on the TWH Shares Delivery Date, deliver to the Trustee the TWH Shares to be sold on such date, cash in an amount equal to the value of any fractional shares and an officer's certificate to the effect that all conditions precedent to such sales, including those set forth in the Indenture and in each TWH Shares Purchase Agreement, have been satisfied. Upon such deliveries, the Trustee shall consummate such sales on such TWH Shares Delivery Date by delivery of the TWH Shares to such purchasers against payment to the Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Interest Payment Election Amount (less any amount attributable to any fractional TWH Shares), whereupon the sole right of a holder of a Debenture in respect of the TWH Debenture Obligation will be to the delivery of such proceeds by the Trustee in full satisfaction of the TWH Debenture Obligation and the holder of such Debenture will have no further recourse to the Offeror in respect of the TWH Debenture Obligation.

The Trustee shall use the sale proceeds of the TWH Shares (together with any cash received from the Offeror in respect of any fractional TWH Shares) to purchase permitted government securities which mature prior to the TWH Debenture Payment Date and which the Trustee is required to hold until maturity (the "TWH Shares Proceeds Investment") on the TWH Shares Delivery Date and shall on such date deposit the balance, if any, in the Property Account (as defined in the Trust Indenture) for such TWH Debentures. The Trustee shall hold the TWH Shares Proceeds Investment under its exclusive control and shall hold such investments (but not income earned thereon) in an irrevocable trust for the benefit of the holders of the TWH Debentures. One business day prior to the TWH Debenture Payment Date, the Trustee shall deposit amounts from the proceeds of the TWH Shares Proceeds Investment in the Property Account to bring the balance of the Property Account to the TWH Shares Election Amount. On the TWH Debenture Payment Date, the Trustee shall pay the funds held in the Property Account to the holders of record of the TWH Debentures on the TWH Debenture Payment Date and shall remit amounts, if any, in respect of income earned on the TWH Shares Proceeds Investment or otherwise in excess of the Interest Payment Election Amount to the Offeror.

The TWH Debentures are issuable only as fully registered TWH Debentures in denominations of $1,000.00 and integral multiples thereof.

The principal on the TWH Debentures will (subject to the TWH Share Payment Option described above) be payable in lawful money of Canada.

The TWH Debentures will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Offeror as described under "Subordination". The Trust Indenture does not restrict the Offeror from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The TWH Debentures will be convertible at the holder's option into TWH Shares, at any time prior to the close of business on the earlier of the business day immediately preceeding the maturity date, or, if called for redemption, the business day immediately preceding the date specified for redemption of such TWH Debentures, at a conversion price of $8.00 per TWH Share, being a rate of 125 TWH Shares per $1,000.00 principal amount of TWH Debentures. No adjustment will be made for dividends on TWH Shares issuable upon conversion or for interest accrued on TWH Debentures surrendered for conversion.

Subject to the provisions thereof, the Trust Indenture will provide for the adjustment of the conversion price in certain events including (i) the subdivision or consolidation of the outstanding TWH Shares; (ii) the distribution of TWH Shares to holders of TWH Shares by way of stock dividend or otherwise other than an issue of shares to holders of TWH Shares who have elected to receive dividends in stock in lieu of receiving cash dividends paid in the ordinary course; (iii) the issuance of options, rights or warrants to holders of TWH Shares entitling them to acquire TWH Shares or other securities convertible into TWH Shares at less than 95% of the then Current Market Price (as defined in the Trust Indenture) of the TWH Shares; (iv) the distribution of all holders of TWH Shares of any securities or assets (other than cash dividends and equivalent dividends in stock paid in lieu of cash dividends in the ordinary course). Except as stated above, no adjustment will be made in the conversion price on account of the exercise of options under the Offeror's stock option plan from time to time. The Offeror will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1% or in respect of any event described in (ii) or (iii) above if, with the prior approval of any exchange on which the TWH Debentures or TWH Shares are then listed, the holders of the TWH Debentures are allowed to participate as though they had converted their TWH Debentures prior to the applicable record date or effective date.

No fractional TWH Shares will be issued on any conversion but in lieu thereof the Offeror shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

Payment on Maturity

On the maturity date, May 15, 2008, the Offeror will repay the indebtedness evidenced by the TWH Debentures by paying to the Trustee in lawful money of Canada, an amount equal to the principal amount of the outstanding TWH Debentures, together with accrued and unpaid interest thereon or, at the Offeror's option, by delivering to the Trustee TWH Shares pursuant to the terms set out above under the heading **"TWH Share Payment Option"**.

Redemption

The Offeror may, at its option, in whole at any time or in part from time to time on not more than 60 and not less than 30 days' prior notice, redeem the TWH Debentures at a price equal to $1000.00 plus accrued and unpaid interest. In cases of partial redemption, the TWH Debentures to be redeemed will be selected by the Trustee pro rata or in such other manner as it shall deem appropriate. Any TWH Debentures offered hereby that are redeemed by the Offeror will be cancelled and will not be reissued.

Subordination

In the event of any insolvency or similar proceedings to the Offeror, the holders of (i) moneys borrowed or raised by whatever means (including, without limitation, by means of acceptances and debt instruments and any liability evidenced by bonds, debentures, notes or similar instruments); and (ii) the deferred purchase price of assets or services other than trade payables (collectively, the "Senior Liabilities") will be entitled to receive payment in full before the holders of TWH Debentures shall be entitled to receive any payment of any kind. The holders of TWH Debentures shall not be entitled to demand or receive any payment on account of indebtedness represented by the TWH Debentures at any time when a default in payment under the Senior Liabilities is continuing and notice of such event of default has been given by or on behalf of the holder of Senior Liabilities in default to the Offeror and the Trustee.

The Trust Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Offeror, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Offeror, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Offeror, then those entitled to Senior Liabilities will receive payment in full before the holders of TWH Debentures shall be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the TWH Debentures. The Trust Indenture will also provide that the Offeror shall not make any payment, and the holders of TWH Debentures shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without limitation, by set-off, combination of accounts or realization of securities or otherwise in any manner whatsoever) on account of indebtedness evidenced by the TWH Debentures (i) in a manner inconsistent with the terms (as they exist on the date of issue) of the TWH Debentures or (ii) at any time when an event of default has occurred under the Senior Liabilities and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Liabilities to the Offeror, unless the Senior Liabilities have been repaid in full.

Open Market Purchases

The Offeror will have the right at any time to purchase TWH Debentures in the market or by tender or by contract at any price. All TWH Debentures that are purchased by the Offeror will not be reissued.

Modification

The Trust Indenture will provide that it, and the rights of the holders of TWH Debentures may in certain circumstances, be modified. For that purpose, among others, the Trust Indenture will contain provisions that will make binding on all debentureholders resolutions passed at a meeting of the holders of TWH Debentures by votes cast thereat by holders of not less than two-thirds of the principal amount of the TWH Debentures, or rendered by instruments in writing signed by the holders of not less than two-thirds of the principal amount of the TWH Debentures.

Investment Considerations

The TWH Debentures comprise a new issue of securities of the Offeror and may trade at a discount from their principal amount depending on prevailing interest rates, the market for similar securities, the performance of the Offeror and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the TWH Debentures. To the extent that an active trading market for the TWH Debentures does not develop, the liquidity and trading prices for the TWH Debentures may be adversely affected.

Further, the TWH Debentures will be subordinate to all Senior Liabilities and to any indebtedness of the Offeror to creditors.

The Trust Indenture will not limit the ability of the Offeror to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Trust Indenture does not contain any provision specifically intended to protect holders of the TWH Debentures in the event of a future leveraged transaction involving the Offeror.

10. DESCRIPTION OF TWH SHARES

General

A maximum of 18,458,000 TWH Shares will be issuable in connection with the Offer. The authorized share capital of the Offeror consists of an unlimited number of TWH Shares and an unlimited number of preferred shares, issuable in series. Each holder of TWH Shares is entitled to receive notice and attend any meeting of the shareholders of the Offeror and is entitled to one vote in respect of each TWH Common Share held at such meetings. The holders of TWH Shares are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors in its sole discretion from funds legally available therefor. Upon a liquidation or dissolution of the Offeror, the remainder of the assets of the Offeror will be distributed rateably among the holders of TWH Shares after payment of liabilities. The TWH Shares have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to the TWH Shares. All the outstanding TWH Shares are fully paid and non-assessable.

Dividend Policy

On September 14, 2000, the board of directors of the Offeror approved the introduction of an annual dividend of $0.10 per common share, payable semi-annually. The first payment of $0.05 per share was made on October 10, 2000, and was paid semi-annually thereafter. On February 28, 2002, the dividend policy was revised to provide for the payment of dividends quarterly instead of semi-annually, and increased the distribution from $0.10 to $0.12 per annum commencing with a $0.03 dividend payable on March 29, 2002 to shareholders of record as of March 14, 2002. On June 28, 2002 the Offeror paid $0.03 per share to shareholders of record as of June 14, 2002. On September 30, 2002 the Offeror paid $0.03 per share to shareholders of record on September 16, 2002. The Offeror's dividend policy is subject to review by its board of directors.

11. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between the Offeror, its associates or affiliates and any of the directors or senior officers of ClubLink and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. In addition, there are no contracts, arrangements or understandings, formal or informal, between the Offeror, its associates or affiliates and any holder of securities of ClubLink with respect to the Offer or between the Offeror, its associates or affiliates and any person or company with respect to any securities of ClubLink in relation to the Offer except as described below. Other than the fact that Mr. Sahi, the Chairman and Chief Executive Officer of the Offeror, and Mr. Turple, the

Chief Financial Officer of the Offeror, are directors of ClubLink, there are no business relationships between the Offeror, its associates or affiliates and ClubLink that are material to any of them.

12. OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF CLUBLINK

Except as set out herein, none of the Offeror, or any associate or affiliate of the Offeror, or any director or officer of the Offeror, or, to the knowledge of the directors and officers of the Offeror after reasonable inquiry, their respective associates or any person or company acting jointly in concert with the Offeror, or any person or company who beneficially owns more than 10% of any class of equity securities of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of ClubLink. The Offeror owns 5 million Common Shares representing approximately 26.6% of the issued and outstanding Common Shares. Mr. Sahi, the Chairman and Chief Executive Officer of the Offeror, holds 25,000 options to purchase Common Shares. Donald Turple, Chief Financial Officer of the Offeror, holds 2,000 Common Shares and 10,000 options to purchase Common Shares. David King, a director of the Offeror, owns 3,025 Common Shares.

During the twelve month period preceding the date of the Offer, no securities of ClubLink have been traded by the Offeror, any associate or affiliate of the Offeror, any director or officer of the Offeror or their respective associates, or, to the knowledge of the directors and officers of the Offeror, after reasonable inquiry, by any associate of any director or officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

None of the Offeror, or any associate or affiliate of the Offeror, or any director or officer of the Offeror, or their respective associates, or, to the knowledge of the directors and officers of the Offeror, after reasonable inquiry, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitment to acquire any securities of ClubLink.

To the best of the Offeror's knowledge, based on publicly available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof, except:

Name of Shareholder	Number of Common Shares Beneficially Owned or Controlled	Percentage of Outstanding Common Shares
Tri-White Corporation	5,000,000[(1)]	26.6%
Robert B. Poile	2,771,450[(1)]	14.7%
Southwest Sun Inc.	3,418,600[(1)]	18.2%
Total	11,185,083[(1)]	59.5%

(1) Exclusive of any options or warrants entitling the holder thereof to purchase additional Common Shares.

13. VALUATION SUMMARY AND PRIOR VALUATIONS

Introduction

By virtue of the Offeror's ownership of the Common Shares, the Offeror is an "insider" of ClubLink. Accordingly, the Offer is an "insider bid" for the purposes of Rule 61-501, Policy Q-27 and similar securities legislation in the other provinces of Canada. Such policies require that unless the Offer is an exempt transaction, a formal valuation of the Common Shares, the TWH Shares, the Debentures and the TWH Debentures must be prepared in respect of the Offer, filed with the Securities Authorities and summarized in, or attached to, this Circular.

With the prior consent of the Offeror, the Special Committee engaged BMO Nesbitt Burns Inc. ("BMO NB") to prepare the Valuations.

The following summarizes the Valuations describing the basis of the computations utilized to determine the valuations contained therein, the scope of the review made, the relevant factors and their values and the key assumptions on which the Valuations are based. **The following summary is qualified in its entirety by, and should be read in conjunction with, the Valuations. Copies of the Valuations are available for inspection during business hours at the registered and principal office of the Offeror located at One University Avenue, Suite 1400, Toronto, Ontario, M5J 2P1, and copies of the Valuations may be obtained without charge upon written request to the secretary of the Offeror at the same address.**

Valuation Summary

Engagement of BMO Nesbitt Burns Inc. ("BMO NB")

The Special Committee retained BMO NB to prepare and deliver to the Special Committee the Valuations in accordance with the requirements under Rule 65-501, and similar securities rules or policies of other Canadian securities regulators (collectively, the "Rules"). The Valuations are dated November 12, 2002.

The Special Committee first contacted BMO NB on or about September 12, 2002 concerning the possible engagement of BMO NB in connection with the Offer. BMO NB was formally retained by ClubLink to prepare the Valuations under a letter agreement dated October 1, 2002 (the "Engagement Agreement"). The Offeror did not have any involvement in the selection of BMO NB or the supervision of the preparation of the Valuations. The Offeror believes that ClubLink determined that BMO NB was independent and qualified.

The terms of the Engagement Agreement provide that BMO NB is to be paid a fee of $500,000 for the preparation and delivery of the Valuations. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by ClubLink under certain circumstances. In accordance with the Rules, such fees and expenses will be paid by the Offeror. No part of BMO NB's fee is contingent upon the conclusions reached in the Valuations or on the success of the Offer.

Credentials of BMO NB

BMO NB has stated that it is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions and valuations.

The Valuations represent the opinion of BMO NB and the form and content thereof were approved by a group of BMO NB's directors and officers, who BMO NB believes are collectively experienced in mergers and acquisitions, divestitures, restructurings and valuation matters.

Independence of BMO NB

BMO NB acts a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of ClubLink, the Offeror or their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to ClubLink, the Offeror or their respective associates or affiliates or the Offer.

In addition, in the ordinary course of its business, BMO NB or its controlling shareholder, a Canadian chartered bank (the "Bank"), may have extended or may extend loans, or may have provided or may provide other financial services, to the Offeror or its associates or affiliates. Without limiting the generality of the foregoing, the Bank through one of its affiliates has extended a $37 million credit facility to an entity associated with the Offeror's controlling shareholder and the Bank has extended a $15 million credit facility to another such entity and, within the past year, BMO NB has acted as a co-manager in two offerings of debt securities by one such entity, in each case in the ordinary course of the Bank's and BMO NB's respective businesses.

BMO NB has stated that it is of the view that it is "independent" of all interested parties in the Offer for the purposes of the Rules. Neither the Offeror, nor any of its affiliates is an insider, associate or affiliated entity of BMO NB.

Scope of Review

In connection with the Valuations, BMO NB has indicated that it has reviewed, considered, and relied upon, among other things, discussions with the Special Committee and various members of the executive and operating teams of ClubLink and the Offeror and their respective financial and legal advisors, reviewed publicly-available information and financial statements and non-public information relating to ClubLink and the Offeror, and reviewed information relating to the business, operations, financial performance and, where applicable, such other corporate, industry and financial market information, investigations and analyses BMO NB considered necessary or appropriate in the circumstances. BMO NB also indicated that, to its knowledge, it was not denied access to any information it requested in connection with the preparation of the Valuations.

Assumptions and Limitations

In accordance with the Engagement Agreement, BMO NB has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by ClubLink or the Offeror and their respective officers, associates, affiliates, consultants, advisors and representatives (collectively, the "Information"). The Valuations are conditional upon such completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement but subject to the exercise of its professional judgment, BMO NB has advised that it has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

BMO NB has assumed that the forecasts, projections and budgets of ClubLink and the Offeror provided to it and used in its analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the managements of ClubLink and the Offeror and their respective associates and affiliates as to matters covered thereby and, in rendering the Valuations, BMO NB expresses no view as to the reasonableness of such forecasts, projections and budgets or the assumptions on which they are based.

The Valuations were rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of ClubLink, the Offeror and their respective associates and affiliates, as they were reflected in the Information reviewed by BMO NB. In its analyses and in preparing the Valuations, BMO NB has stated that it made numerous judgements with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Offer.

BMO NB has based its Valuations upon a variety of factors. Accordingly, BMO NB believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuations. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Approach to Value

BMO NB has stated that the Valuations are based upon techniques and assumptions that BMO NB considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Common Shares, the TWH Shares, the Debentures and the TWH Debentures.

The Valuations have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada ("IDA"), but the IDA has not been involved in the preparation or review of the Valuations.

Definition of Fair Market Value

For purposes of the Valuations, fair market value means the highest price, expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act.

Valuation of Common Shares

Valuation Method

In accordance with the Rules, BMO NB made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Offer on the Common Shares or the fact that the Common Shares held by individual shareholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an "en bloc" valuation.

The principal valuation method BMO NB used in valuing the Common Shares was the after-tax net asset value ("NAV") method. BMO NB also performed a precedent transactions analysis and reviewed transactions involving golf course owner/operators; however, BMO NB determined that the universe of such transactions is limited and concluded that none was sufficiently comparable to ClubLink to be useful. BMO NB also determined that a public market trading analysis of similar companies implied values that were generally below those implied by the NAV analysis. In light of the foregoing and the fact that public company trading values generally reflect a "minority discount" from en bloc values, BMO NB did not rely on its analysis of other public companies in valuing the Common Shares.

Net Asset Value Analysis

The NAV approach involves ascribing a separate value for each asset and liability of ClubLink, utilizing an appropriate valuation method in each case, and subtracting the sum of the total liabilities from the sum of the total assets to determine ClubLink's NAV. BMO NB believes that the key components of ClubLink's NAV are as follows:

- income producing properties
- properties under development
- non-core assets
- non-convertible debt and capital leases
- convertible debentures
- income taxes and the application of available tax deductions
- capitalized general and administration expenses
- other assets and liabilities

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as at November 12, 2002, the fair market value of the Common Shares is in the range of $10.29 to $12.05 per share.

Valuation of TWH Shares

Rule 61-501 requires that the valuation of the TWH Shares include an en bloc valuation, which BMO NB has prepared and included in the Valuations. However, in the context of the Offer, BMO NB has determined that an en bloc valuation of TWH Shares would be of limited relevance to holders of Common Shares. Consequently, BMO NB has also prepared a "Settled Trading Value" analysis to determine a range of values for the TWH Shares, based on an assessment of the likely trading range of those shares in the open market assuming that the Offeror acquires under the Offer all of the Common Shares it does not already own. BMO NB considers the Settled Trading Value analysis to be an appropriate method of valuing the TWH Shares in the context of the Offer.

En Bloc Valuation Method

In accordance with the Rules, in its en bloc valuation BMO NB has made no downward adjustment to the fair market value of the TWH Shares to reflect the liquidity of those shares, the effect of the Offer on those shares or the fact that the TWH Shares held by individual shareholders do not form part of a controlling interest.

The principal valuation approach BMO NB used in its en bloc valuation of the TWH Shares is the Discounted Cash Flow ("DCF") method. BMO NB also performed a precedent transaction analysis and reviewed transactions in the entertainment, resort, destination and lodging industries; however, BMO NB determined that none of the precedent transactions is sufficiently comparable to the Offer to be useful. BMO NB also determined that a public market trading analysis of similar companies implied values that were generally below those implied by the DCF analysis. In light of the foregoing and the fact that public company trading values generally reflect minority discounts from en bloc values, BMO NB did not rely on the analysis of other public companies in its en bloc Valuation of the TWH Shares.

Valuation Conclusion — En Bloc Method

Based upon and subject to the foregoing, BMO NB is of the opinion that, as at November 12, 2002, the en bloc fair market value of the TWH Shares is in the range of $3.35 to $3.94 per share.

Settled Trading Value Method

In the context of the Offer, BMO NB is of the view that a "Settled Trading Value" analysis of the value of the TWH Shares would be more appropriate, and more relevant to holders of Common Shares, than an en bloc valuation of the TWH Shares. The Settled Trading Value analysis involves an assessment of the range of prices in which the TWH Shares are likely to trade in the open market following completion of the Offer.

BMO NB is of the view that the market trading prices of the TWH Shares will be based on a multiple of its EBITDA. BMO NB believes that investors will also apply a "holding company discount" to the Offeror's pro forma equity trading value in arriving at the Settled Trading Value. The extent of the holding company discount will depend on the level of the Offeror's ownership of ClubLink after the Offer is completed.

For purposes of the Settled Trading Value analysis, BMO NB assumed that the Offeror will acquire pursuant to the Offer all of the Common Shares it does not already own to increase its ownership to 100% of the Common Shares, and that the Offeror will acquire all of the Debentures in exchange for TWH Debentures.

TWH Shares may trade in the public markets at prices that reflect a liquidity discount due to the limited public float of those shares; however, BMO NB did not make any adjustments in its Settled Trading Value analysis to reflect a liquidity discount.

Valuation Conclusion — Settled Trading Value Method

Based upon and subject to the foregoing, BMO NB estimates that the value of the TWH Shares as at November 12, 2002, based on a Settled Trading Value analysis, is in the range of $2.33 to $2.72 per share.

Valuation of ClubLink Debentures

Valuation Approach

BMO NB determined the value of the Debentures using the intrinsic bond valuation model ("Intrinsic Bond Valuation Model"). This model is based on the concept of a combination of two binary trees: an interest rate binomial tree and a stock price binomial tree.

The Intrinsic Bond Valuation Model derives a total intrinsic value of the Debenture that is comprised of a pure bond value and a conversion option value based on assumptions concerning volatility and price for the Common Shares, prevailing interest rates and credit spreads.

In the Intrinsic Bond Valuation Model, BMO NB selected a range of 35% to 45% as the appropriate volatility range for the Common Shares into which the Debentures are convertible.

Based on a review and analysis of ClubLink's debt levels and coverage ratios compared with those of other companies across various industries as well as an analysis of pricing parameters for public debt securities, BMO NB used a credit spread range for the Debentures of 700 to 900 basis points. Given prevailing Government of Canada bond yields and the above credit spread range, BMO NB used a discount rate for the Debentures of 11.3% to 13.3%.

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as at November 12, 2002, the value of each $1,000 principal amount of Debentures is in the range of $769 to $842, excluding accrued and unpaid interest.

Valuation of TWH Debentures

Valuation Approach

BMO NB used the Intrinsic Bond Valuation Model in valuing the TWH Debentures. BMO NB considered two scenarios in valuing the TWH Debentures:

- Scenario 1 assumes that the Offeror acquires all of the issued and outstanding Common Shares it does not already own; and
- Scenario 2 assumes that the Offeror acquires sufficient Common Shares to increase its ownership to 50.1% of the outstanding Common Shares.

In Scenario 1, the Offeror would own 100% of the equity of ClubLink and would have access to all of ClubLink's cash flow to fund the Offeror's operations, including paying principal and interest on the TWH Debentures. In Scenario 2, the Offeror would be able to access only a portion of ClubLink's cash flow if and when ClubLink paid dividends on its Common Shares (as well as through the receipt of principal and interest paid on the Debentures acquired by the Offeror pursuant to the Offer). Accordingly, BMO NB selected a higher discount rate under Scenario 2.

BMO NB selected a range of 40% to 50% as the appropriate volatility range for the TWH Shares underlying the TWH Debentures in both Scenarios 1 and 2. Further, BMO NB assumed a pro forma TWH Share price of $2.53, being the mid-point estimate of the Settled Trading Value range, in both Scenarios 1 and 2. Based upon a review and analysis of the Offeror's pro forma debt levels and coverage ratios as compared with those of other companies across various industries, as well as an analysis of pricing parameters for public debt securities, BMO NB estimated a credit spread premium for the TWH Debentures of 500 to 700 basis points in Scenario 1 and 1400 to 1600 basis points in Scenario 2. Given prevailing Government of Canada bond yields and the above credit spread ranges, BMO NB estimated a discount rate of 9.3% to 11.3% in Scenario 1 and 18.3% to 20.3% in Scenario 2.

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as at November 12, 2002, the value of the TWH Debentures is in the following ranges:

- Scenario 1 — $808 to $886 per $1,000 principal amount.
- Scenario 2 — $591 to $644 per $1,000 principal amount.

Summary of Valuation Conclusions

The following summarizes BMO NB's Valuation conclusions set out above:

Security	Valuation Range
ClubLink Common Shares (per share)	$10.29 to $12.05
TWH Shares (per share)	
• En Bloc Method	$3.35 to $3.94
• Settled Trading Value Method	$2.33 to $2.72
Debentures (per $1,000) principal amount)	$769 to $842
TWH Debentures (per $1,000 principal amount)	
• Scenario 1(1)	$808 to $886
• Scenario 2(2)	$591 to $644

(1) Assuming the Offeror increases its ownership to 100% of ClubLink's Common Shares.

(2) Assuming the Offeror increases its ownership to 50.1% of ClubLink's Common Shares.

Offeror's Disclaimer

Holders should be cautioned that the Valuations were not prepared by the Offeror, and do not reflect the views of the Offeror or its management. As noted above the Offeror is required under the Rules to include a summary of the Valuations in this Circular, but such inclusion should not be interpreted as an endorsement of or agreement with the methodology, analysis or conclusions in the Valuations. The Offeror hereby disclaims any responsibility for the Valuations and accepts no responsibility or liability for any misrepresentations that may be contained therein.

The Offeror was not given access to the information provided by ClubLink to BMO NB and cannot comment on the completeness or accuracy of such information which provided the basis for the Valuations. The Offeror does not agree with the approach and conclusions in the Valuations.

Prior Valuations

Rule 61-501, Policy Q-27 and the regulations made under applicable securities laws also require that every prior valuation of ClubLink, its material assets or its securities made in the 24 months preceding the date of the Offer that is known to the Offeror or its directors or senior officers be disclosed in this Circular. No such prior valuations are known to the Offeror or its directors or senior officers. In connection with the preparation of this Circular, management of ClubLink provided the Offeror with specific market value assessments in respect of 11 of ClubLink's 41 properties completed in the 24 months preceding the date of this Offer, none of which, in the Offeror's view, constitutes a material asset of ClubLink nor could reasonably be expected to affect the decision of a Shareholder or Debentureholder to tender their ClubLink Securities to the Offer.

14. MATERIAL CHANGES AND OTHER INFORMATION CONCERNING CLUBLINK

The Offeror has no information which indicates any material change in the affairs of ClubLink since the date of the last published financial statements of ClubLink other than as has been publicly disclosed by ClubLink. The Offeror has no knowledge of any material fact concerning securities of ClubLink that has not been generally disclosed by ClubLink or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders or Debentureholders to accept or reject the Offer.

15. INFORMATION CONCERNING THE SECURITIES OF CLUBLINK

Authorized and Outstanding Capital

Based on publicly available information, the authorized capital of ClubLink is comprised of an unlimited number of common shares and an unlimited number of preference shares issuable in series. As of the close of trading on September 19, 2002 there were 18,801,501 issued and outstanding Common Shares. Based on publicly available information, no preference shares have been issued.

Price Ranges and Volumes of Trading of the Common Shares

The Common Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX for the periods indicated:

	TSX		
Period	High	Low	Volume
2002			
November (to November 14 close)	$8.00	$7.50	44,900
October	$8.33	$7.45	745,776
September	$7.50	$6.50	3,288,838
September (to September 12 close)	$6.95	$6.50	34,097
August	$7.20	$6.65	128,808
July	$7.50	$6.45	448,955
June	$7.35	$6.75	141,762
May	$7.50	$6.71	740,201
April	$7.65	$6.40	91,752
March	$6.80	$6.05	859,361
February	$6.30	$5.91	103,487
January	$6.25	$5.40	185,963
2001			
December	$5.75	$5.07	657,864
November	$5.60	$5.00	442,518
October	$5.65	$5.15	493,560
September	$6.15	$5.00	580,218

The closing trading price of the Common Shares on the TSX on September 12, 2002 was $6.60. The closing trading price of the Common Shares on the TSX on November 14, 2002 was $7.80.

The year-to-date weighted average trading price of the Common Shares on the TSX as of November 14, 2002 was $7.17.

On November 17, 1997, ClubLink issued 2.4 million Common Shares at a price of $12.50 per share for aggregate gross proceeds of $30 million.

According to publicly available information, during 2001, pursuant to a normal course issuer bid, which expired on October 4, 2001, ClubLink purchased 593,505 Common Shares for a total purchase price of $3,523,000 or an average price of $5.94 per share, including commission and pursuant to a normal course issuer bid that expired on October 4, 2002, ClubLink purchased 619,796 Common Shares for cancellation for a total purchase price of $3,333,000 or an average price of $5.38 per share, including commission.

According to publicly available information as at September 30, 2002, during 2002, pursuant to a normal course issuer bid, which expired on October 4, 2002, ClubLink purchased 352,361 Common Shares for a total purchase price of $2,358,000 or an average price of $6.69 per share, including commission.

Price Ranges and Volumes of Trading of the Debentures

The Debentures are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Debentures on the TSX for the periods indicated:

Period	TSX		
	High	Low	Volume
2002			
November (to November 14 close)	$80.99	$79.00	459,000
October	$82.25	$79.50	1,494,000
September	$83.99	$79.50	1,147,000
September (to September 12 close)	$80.00	$79.50	181,000
August	$81.00	$79.00	2,762,000
July	$82.00	$78.05	4,656,000
June	$82.50	$80.00	251,000
May	$82.00	$79.00	312,000
April	$81.94	$77.02	635,000
March	$79.00	$73.50	1,576,000
February	$75.00	$73.00	2,105,000
January	$73.99	$69.50	824,000
2001			
December	$73.00	$68.00	445,000
November	$70.00	$67.00	660,000
October	$66.50	$66.50	35,000
September	n/a	n/a	n/a

The closing trading price of the Debentures on the TSX on September 12, 2002 was $80.00 per $100.00 principal amount. The closing trading price of the Debentures on the TSX on November 14, 2002 was $79.55.

On April 30, 1998, ClubLink issued an aggregate principal amount of $88 million of Debentures.

According to publicly available information, during 2001, ClubLink purchased and subsequently cancelled $2,390,000 principal of the Debentures in accordance with two normal course issuer bids at a total cost of $1,566,000 or an average cost of $65.52 per $100.00 principal amount, including commissions. To date, based on publicly available information, during 2002, ClubLink has purchased $5,270,000 principal amount of the Debentures in accordance with a normal course issuer bid at a total cost of $4,155,000 or an average cost of $78.84 per $100.00 principal amount, including commissions.

According to publicly available information, ClubLink also had $10 million principal amount of 6.5% convertible debentures outstanding. During 2001, pursuant to a normal course issuer bid, ClubLink purchased and subsequently cancelled $1.3 million principal amount of its 6.5% convertible debentures. The debentures were purchased at a total cost of $1,037,000. On May 1, 2002 ClubLink announced that it had purchased for cancellation the remaining $8.7 million principal amount of its 6.5% convertible debentures at a total cost of $7,612,500.

Stock Options

ClubLink has established a stock option plan (the "Stock Option Plan"), the stated purpose of which is to provide incentives to directors, officers and employees of ClubLink. Based upon publicly available information at September 30, 2002, an aggregate of 1,220,701 Common Shares remained available for issuance under Stock Options to be granted under the Stock Option Plan.

According to publicly available information, as at September 18, 2002, ClubLink had 2,329,300 options outstanding. The exercise prices range from $5.15 to $14.50.

Effect of the Offer on Markets for the Common Shares and Debentures and Stock Exchange Listing

The purchase of Common Shares and Debentures by the Offeror pursuant to the Offer will reduce the number of Common Shares and Debentures that might otherwise trade publicly, as well as the number of holders of Common Shares and Debentures, and, depending on the number of Common Shares and Debentures deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares and Debentures held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares or Debentures on such exchange. Among such criteria are the minimum number of holders of Common Shares or Debentures, the minimum number of Common Shares or Debentures publicly held and the minimum aggregate market value of the Common Shares or the Debentures, as the case may be, publicly held. Depending upon the number of Common Shares or Debentures purchased pursuant to the Offer, it is possible that the Common Shares or Debentures would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares or the Debentures, as the case may be, could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares or Debentures.

16. ACQUISITION OF COMMON SHARES AND DEBENTURES NOT DEPOSITED

Compulsory Acquisition

Section 188 of the OBCA permits an offeror to acquire securities not tendered to an offer for all of the securities of a particular class of securities of a corporation if, within 120 days after the date of the offer, the offer is accepted by the holders of not less than 90% of the securities to which the offer relates, other than securities held at the date of the offer by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the OBCA).

If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Common Shares or Debentures, other than the Common Shares or Debentures held on the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the OBCA), and the Offeror has taken up and paid for such deposited Common Shares and/or Debentures, the Offeror may elect to acquire the remainder of the Common Shares and/or Debentures, as applicable, on the same terms as such Common Shares and Debentures were acquired under the Offer pursuant to the provisions of section 188 of the OBCA (a "Compulsory Acquisition"). In determining whether not less than 90% of the outstanding Common Shares or Debentures have been acquired under the Offer, any Common Shares or Debentures acquired by the Offeror during the course of the Offer are included in the number of outstanding Common Shares or Debentures, as applicable, but excluded from the number of Common Shares and/or Debentures acquired under the Offer.

To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each holder of Common Shares or Debentures, as applicable, who did not accept the Offer (and each person who subsequently acquires any such Common Shares or Debentures) (in each case, a "Dissenting Offeree") and to the Director under the OBCA of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to ClubLink the consideration the Offeror would have had to pay or transfer to the applicable Dissenting Offerees if they had elected to accept the Offer, to be held in trust for such Dissenting Offerees. In accordance with section 188 of the OBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Common Shares or Debentures, as applicable, held by such Dissenting Offeree to ClubLink, and may elect either to transfer such Common Shares or Debentures to the Offeror on the terms of the Offer or to demand payment of the fair value of such Common Shares or Debentures held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such Common Shares or Debentures, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Common Shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to ClubLink referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Common Shares or Debentures, as applicable, to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Common Shares or Debentures could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. Reference should be made to section 188 of the OBCA for the text of the relevant statutory provisions. Shareholders who wish to be better informed about the provisions of section 188 of the OBCA should consult their legal advisors.

Subsequent Acquisition Transaction

Common Shares

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the right of acquisition under Section 188 of the OBCA is not available in respect of the Common Shares, or the Offeror elects not to pursue such right, the Offeror intends, subject to obtaining adequate financing, if sufficient Common Shares are tendered to the Offer, to pursue other means of acquiring, directly or indirectly, all the Common Shares in accordance with applicable law if sufficient Common Shares are tendered to the Offer, including, by way of example, an arrangement, reclassification, consolidation, amalgamation, merger or other combination of ClubLink with the Offeror or one or more of the Offeror's subsidiaries, on such terms and conditions as the Offeror, at the time, believes to be fair and equitable to ClubLink and the Shareholders (each, a "Subsequent Acquisition Transaction"). To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders to be called to consider such a transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. In the event of any such Subsequent Acquisition Transaction, the holders of Common Shares, other than the Offeror and its affiliates, could receive cash, debt, other securities or any combination thereof. The consideration offered to Shareholders in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the Common Shares pursuant to the Offer. The Offeror's current intention is that, subject to obtaining adequate financing, the form of and value of the consideration to be paid to Shareholders pursuant to a Subsequent Acquisition Transaction will be equal in value to and in the same form as that payable under the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. That fair value could be more or less than the amount paid per ClubLink Share pursuant to such transaction or pursuant to the Offer.

Rule 61-501, Policy Q-27 and the regulations to securities legislation in certain provinces of Canada (collectively, the "Regulations") may deem certain types of Subsequent Acquisition Transactions involving a related party of ClubLink, such as the Offeror or an affiliate of the Offeror to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of a holder of Common Shares (the "affected securities") being terminated without the consent of the holder unless it is a transaction in which the related party or an affiliated party of the related party is (i) only entitled to receive a consideration per security that is identical in amount and type as that paid to all other beneficial owners in Canada of affected securities, (ii) is not entitled to receive consideration of greater value than that paid to all other beneficial owners of affected securities, and (iii) upon completion of the transaction, does not beneficially own or exercise control or direction over participating securities of a class other than affected securities. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions".

Rule 61-501, Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Regulations impose a requirement to include a summary of a similar valuation in a take-over bid circular where it is anticipated by the Offeror that a going-private transaction will follow the take-over bid. Rule 61-501 and Policy Q-27 have similar requirements for related party transactions. The Offeror will rely on the valuation prepared in connection with the Offer in connection with any Subsequent Acquisition

Transaction proposed by the Offeror. See Section 13 of the Circular, **"Valuation Summary and Prior Valuations".**

Rule 61-501 and Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" securityholders of the affected securities must be obtained. In relation to the Offer and any Subsequent Acquisition Transaction that is a "going private transaction", the "minority" securityholders would be, absent exemptions or discretionary relief from the OSC and CVMQ, all holders of Common Shares other than the Offeror, its directors and senior officers and any associate or affiliate of the Offeror and its directors or senior officers and any person or company acting jointly or in concert with the Offeror (and any of their directors or senior officers) in connection with the Offer or any Subsequent Acquisition Transaction. The 5 million Common Shares held directly by the Offeror are, to the knowledge of the Offeror after reasonable inquiry, the only securities, the votes attaching to which would be required to be excluded from the determination of whether the requisite minority approval of a Subsequent Acquisition Transaction had been obtained. Rule 61-501 and Policy Q-27 provide that, except as described above, the Offeror may treat Common Shares acquired pursuant to the Offer as "minority" securities and to vote them, or to consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private transaction is at least equal in value to, and in the same form as, the consideration paid under the Offer and if the intent to effect the going private transaction was disclosed at the time of the Offer. The Offeror currently intends that, subject to obtaining adequate financing, the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer. The Offeror also intends that the Common Shares acquired by it pursuant to the Offer will be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right of appraisal or a substantially equivalent right is made available to the minority shareholders.

Debentures

In connection with any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Common Shares, and if a sufficient principal amount of Debentures are tendered to the Offer, the Offeror intends, subject to any required approvals and concurrent with or contingent upon the completion of such transaction, to cause ClubLink to enter into a supplemental indenture with the Debenture Trustee providing that the terms of the Debentures be amended such that they be redeemable at any time by ClubLink for an equivalent principal amount of TWH Debentures, and so redeem the Debentures. The Debenture Indenture provides that an instrument in writing signed by the holders of in excess of 66⅔% of the principal amount of all outstanding Debentures is sufficient to authorize the entering into of such supplemental indenture. In connection therewith, the execution of the Letter of Transmittal applicable to the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution which shall become effective only after the Effective Date authorizing ClubLink and the Debenture Trustee to enter into a supplemental indenture providing that the terms of the Debentures be amended in the manner described above. Should the Minimum Debenture Condition be satisfied, the Offeror will have a sufficient aggregate principal amount of outstanding Debentures to amend the Trust Indenture.

Judicial Developments

Prior to the adoption of Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions within the meaning of Rule 61-501 and Policy Q-27. The Offeror has been advised that going private transactions are now expressly permitted to proceed under the OBCA, subject to compliance with requirements intended to ensure procedural and substantive fairness to minority shareholders. As the Debentures are not "participating securities" for the purposes of Rule 61-501 and Policy Q-27, such requirements are not applicable to a going private transaction involving the Debentures. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

See **"Canadian Federal Income Tax Considerations"** in Section 18 of the Circular for a discussion of the income tax consequences to Shareholders of a Subsequent Acquisition Transaction.

17. STATEMENT OF EXPENSES INCURRED IN CONNECTION WITH THE OFFER

The Offeror is obligated to pay BMO Nesbitt Burns Inc. $500,000 for the Valuation.

The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including liabilities under securities legislation.

The Trustee will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including liabilities under securities legislation.

The Offeror expects to incur expenses of approximately $2.1 million in connection with the Offer, including financial advisory, legal, accounting, filing and translation fees and printing expenses, the impact of which has been reflected in the unaudited pro forma consolidated financial statements.

18. MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, nor should it be construed as, legal or tax advice to any particular Shareholder or Debentureholder (a "Securityholder"). Securityholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares or Debentures pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, having regard to their own particular circumstances and regarding any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

This summary of the principal Canadian federal income tax considerations is generally applicable to Securityholders who, for the purposes of the Tax Act, hold their Common Shares and Debentures and will hold any TWH Shares and TWH Debentures as capital property (together, the Common Shares, Debentures, TWH Shares and TWH Debentures are referred to as the "Securities"), deal at arm's length with the Offeror and ClubLink and are not affiliated with the Offeror or ClubLink. Securities will generally be considered to be capital property to a Securityholder unless the Securityholder either holds such Securities in the course of carrying on a business or acquired such Securities in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to Securityholders who are "financial institutions" for the purposes of the mark-to-market rules contained in the Tax Act or to Securityholders who acquired their Common Shares upon the exercise of an employee stock option.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Tax Regulations"), and the Offeror's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary also takes into account specific proposals to amend the Tax Act and Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted substantially as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

Residents of Canada

The following portion of the summary is generally applicable to a Securityholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a "Holder").

Certain Holders whose Securities might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Securities and every "Canadian security" (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Exchange of Common Shares

Exchange of Common Shares for Cash

A Holder who exchanges a Common Share for cash will be considered to have disposed of such Common Share for proceeds of disposition equal to the amount of such cash received for that Common Share. The Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Holder. The consequences to a Holder of realizing a capital gain or capital loss are as described below under **"Taxation of Capital Gains and Capital Losses"**.

Exchange of Common Shares for TWH Shares

A Holder who exchanges a Common Share for TWH Shares will receive only TWH Shares in exchange for such Common Share. In this circumstance the Holder will be deemed, unless the Holder chooses to treat the exchange as a taxable transaction, to have disposed of the Common Share for proceeds of disposition equal to the Holder's adjusted cost base in respect of such shares immediately before the exchange, and to have acquired the TWH Shares received in exchange therefore at a cost equal to such proceeds of disposition (the "Rollover"). Based on the current administrative practice of the CCRA, a Holder who receives cash in lieu of a fraction of a TWH Share which would otherwise be received by the Holder may still utilize the Rollover, but must reduce the adjusted cost base of the TWH Shares received by such Holder by the amount of the cash received.

If a Holder chooses to treat the exchange of a Common Share for TWH Shares as a taxable transaction, the Holder will be required to recognize a capital gain to the extent that the fair market value of the TWH Shares received in exchange for such Common Share exceeds the aggregate of the adjusted cost base to the Holder of such share immediately prior to the exchange and any reasonable costs of disposition associated with the exchange. If the fair market value of the TWH Shares received is less than the aggregate of the adjusted cost base of the Common Share to such Holder and any reasonable costs of disposition, a capital loss will result. Under the current provisions of the Tax Act, recognition of this loss may be deferred if the Holder is a corporation, trust or partnership. However, a letter from the Department of Finance has indicated the Department's intention to recommend amendments to the Tax Act to clarify that the recognition of any capital loss so realized will not be deferred. No amendment to this effect has been publicly announced. The tax consequences to a Holder realizing a capital gain or capital loss are described below under **"Taxation of Capital Gains and Capital Losses"** below. The cost of the TWH Shares acquired by a Holder will be the fair market value thereof at the time of the acquisition.

Exchange of Common Shares for a Combination of Cash and TWH Shares

As described in Section 1 of the Offer, Holders who receive cash and TWH Shares under the Offer will be deemed to have disposed of a pro-rata portion of his or her Common Shares entirely for cash and a pro-rata portion of his or her Common Shares entirely for TWH Shares (with fractional shares being paid in cash). The tax consequences of exchanging the pro-rata portion of Common Shares for cash will be as described above under **"Exchange of Common Shares for Cash"**. The tax consequences of exchanging the pro-rata portion of Common Shares for TWH Shares will be as described above under **"Exchange of Common Shares for TWH Shares"**.

Disposition of TWH Shares

A Holder of TWH Shares acquired pursuant to the Offer will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder's aggregate adjusted cost base of such TWH Shares. The consequences to a Holder of realizing a capital gain or capital loss are as described below under **"Taxation of Capital Gains and Capital Losses"**.

Dividends on TWH Shares

Dividends received and deemed to be received on the TWH Shares acquired pursuant to the Offer will be included in the Holder's income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of dividends received or deemed to be received on the TWH Shares to the extent such dividends are deductible in computing the Holder's taxable income.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a "taxable capital gain") realized by a Holder in a taxation year will be included in the Holder's income in the year and one-half of the amount of any capital loss realized by a Holder in a taxation year may be deducted from net taxable capital gains realized by the Holder in the year and any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to "alternative minimum tax" under the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Common Share or TWH Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or TWH Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include an amount in respect of taxable capital gains.

Compulsory Acquisition

As described in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**, the Offeror may, in certain circumstances, acquire Common Shares pursuant to the provisions of section 188 of the OBCA. The tax consequences to a Holder of a disposition of Common Shares in such circumstances generally will be as described above under **"Exchange of Common Shares for a Combination of Cash and/or TWH Shares"**, but Holders whose Common Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares as described in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**. Such means include an arrangement, reclassification, consolidation, amalgamation, merger or other combination of ClubLink with the Offeror or one or more of the Offeror's subsidiaries. The tax treatment of a Subsequent Acquisition Transaction to a Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of ClubLink with the Offeror or one of its affiliates pursuant to which Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares ("Redeemable Shares") which would then be immediately redeemed for cash. Such a Holder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be equal to the aggregate of the adjusted cost base of the Common Shares to the Holder immediately before the amalgamation. Upon redemption of the Redeemable Shares, the Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Holders that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Common Shares for which they were exchanged as described above under **"Taxation of Capital Gains and Capital Losses"**.

Subsection 55(2) of the Tax Act provides that where a corporate Holder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the Holder's capital gain on the disposition of such shares. Accordingly, corporate Holders should consult their tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporation is a "specified financial institution" (as defined in the Tax Act).

A Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Holder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the recipient's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CCRA, Holders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting shareholder therefor, other than interest, if any, awarded by the court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting shareholder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting shareholders should consult with their own tax advisors in this regard.

Exchange of Debentures

A Holder of Debentures will be considered to have disposed of his or her Debentures upon the exchange of such Debentures for TWH Debentures on the Effective Date. A Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the Effective Date, to the extent that such amounts have not otherwise been included in the Holder's income for the year or a preceding taxation year. Where a Holder is required to include an amount in income on account of interest on the Debentures that accrues in respect of the period prior to their date of acquisition, the Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base of the Debentures to the Holder will be reduced by the amount that is so deductible.

In general, the exchange of Debentures for TWH Debentures will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Holder's adjusted cost base of the Debenture and the amount of any reserve claimed as a deduction in accordance with the detailed provisions of the Tax Act. Any such capital gain (or capital loss) will be subject to the tax treatment described above under **"Taxation of Capital Gains and Capital Losses"**. For this purpose, a Holder's adjusted cost base of Debentures will generally include the amounts previously included in the Holder's income as interest on such Debentures, to the extent such amounts exceed amounts actually received by the Holder as interest. A Holder's proceeds of disposition of Debentures upon the exchange of such Debentures for TWH Debentures will be the fair market value on the Effective Date of the TWH Debentures received on the exchange. A Holder's cost of the TWH Debentures will be the fair market value on the Effective Date of such debentures received as a consequence of the Offer.

Taxation of Interest on TWH Debentures

A Holder of TWH Debentures acquired pursuant to the Offer that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the TWH Debentures that accrued to it or was deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Any other holder, including an individual, will be required to include in income for a taxation year any interest on TWH Debentures received or receivable by such Holder in the year (depending upon the method regularly followed by the Holder in computing income), except to the extent that such amount was otherwise included in its income for the year or a previous year.

Where a Holder is required to include an amount in income on account of interest on the TWH Debentures that accrued in respect of the period prior to their date of acquisition, the Holder will be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base of the TWH Debentures to the Holder will be reduced by the amount which is so deductible.

Where the Offeror satisfies all or any part of an interest payment by means of the Interest Payment Election, the Holder will be considered to have received an amount of interest equal to the interest payment made by the Offeror through the resulting sale of TWH Shares.

Exercise of Conversion Privilege of TWH Debentures

A Holder of a TWH Debenture who converts the TWH Debenture into TWH Shares pursuant to the conversion privilege will not be considered to realize a capital gain or capital loss by reason only of such conversion. The cost to such Holder of the TWH Shares acquired on such conversion will be equal to the Holder's adjusted cost base of the TWH Debenture immediately before the conversion. The adjusted cost base to the Holder of the TWH Shares acquired on the conversion will be determined by averaging the cost of the TWH Shares so acquired with the adjusted cost base of all other TWH Shares then held by the Holder as capital property. Under the current administrative practice of the CCRA, a Holder who, upon conversion of a TWH Debenture, receives cash not in excess of $200.00 in lieu of a fraction of a TWH Share may either treat this amount as proceeds of disposition of a portion of a TWH Debenture thereby realizing a capital gain or capital loss, or, alternatively, may reduce the Holder's adjusted cost base of the TWH Shares received on the conversion by the amount of the cash received.

Disposition, Redemption or Repayment of TWH Debentures

On a disposition or a deemed disposition of TWH Debentures acquired pursuant to the Offer, including a redemption, repayment or purchase by the Offeror, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition, to the extent that such amounts have not otherwise been included in the Holder's income for the year or a preceding taxation year.

In general, a disposition or deemed disposition of the TWH Debentures will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Holder's aggregate adjusted cost base of such TWH Debentures. The consequences to a Holder of realizing a capital gain or capital loss are as described above under **"Taxation of Capital Gains and Capital Losses"**.

A Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which includes interest.

Compulsory or Subsequent Acquisition Transaction for Debentures

As described in Section 16 of the Circular, **"Acquisition of Common Shares and Debentures Not Deposited"**, the Offeror may, in certain circumstances, acquire Debentures pursuant to the provisions of section 188 of the OBCA. The tax consequences to a Holder of Debentures who disposes of his or her Debentures in such circumstances will generally be as described above under **"Exchange of Debentures"**, but Holders whose Debentures may be so acquired should consult their own tax advisors in this regard.

If a sufficient principal amount of Debentures are tendered to the Offer, the Offeror intends to cause the terms of the Trust Indenture to be amended such that the Debentures would be redeemable at any time by ClubLink for an equivalent principal amount of TWH Debentures, and to redeem the Debentures. A Holder whose Debentures are redeemed in such circumstances will be considered to have disposed of his or her Debentures upon redemption for proceeds of disposition equal to the value of the TWH Debentures received by the Holder (other than the amount received or deemed to be received as interest) on such redemption. The Holder may realize a capital gain or capital loss on the redemption computed as described above under "Taxation of Capital Gains and Capital Losses".

Eligibility For Investment and Foreign Property Status of TWH Shares and TWH Debentures

The TWH Shares and TWH Debentures would, if issued on the date hereof, be qualified investments under the Tax Act and Tax Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than, for purposes of the TWH Debentures, trusts governed by deferred profit sharing plans for which any of the employers is the Offeror or an employer which does not deal at arm's length with the Offeror) within the meaning of the Tax Act. The TWH Shares and TWH Debentures would not, if issued on the date hereof, be foreign property for the purposes of the Tax Act and the Tax Regulations.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Securityholder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident, nor deemed to be resident, in Canada and does not use or hold, and is not deemed to use or hold, any Securities in connection with carrying on a business in Canada (a "Non-Resident Holder"). The Tax Act contains provisions relevant to a non-resident insurer for whom any Securities are "designated insurance property" which this summary does not take into account. Accordingly, such Securityholders should consult their own tax advisors.

Exchange of Common Shares and Subsequent Disposition of TWH Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares to the Offeror under the Offer or by a Compulsory Acquisition pursuant to the provisions of section 188 of the OBCA, unless such shares constitute "taxable Canadian property" and are otherwise not "treaty-protected property" to the Non-Resident Holder. Similarly, provided the TWH Shares acquired pursuant to the Offer, if any, are not taxable Canadian property to a Non-Resident Holder, the holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition or deemed disposition of such TWH Shares.

Generally, Common Shares or TWH Shares, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) at that time and at no time during the five-year period immediately preceding the disposition of the Common Share or TWH Share, as the case may be, did the Non-Resident Holder, either alone or together with persons with whom the holder did not deal at arm's length, own 25% or more of the shares of any class or series of ClubLink or the Offeror, as the case may be. For this purpose, a person will be considered by the CCRA to own any share in respect of which such person has an interest or option or other right to acquire such share. The Common Shares may also be taxable Canadian property in certain other circumstances, including where the Non-Resident Holder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada. In addition, provided the Common Shares are listed on a prescribed stock exchange at the time of disposition of such shares, the withholding and notification provisions of section 116 of the Tax Act will not apply to a Non-Resident Holder.

If the Common Shares or TWH Shares constitute or are deemed to constitute taxable Canadian property and the disposition of such shares by a Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under **"Residents of Canada — Taxation of Capital Gains and Capital Losses"** will generally apply. Non-Resident Holders whose Common Shares or TWH Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dividends on TWH Shares

Dividends on TWH Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Compulsory Acquisition

As described in section 16 of the Circular, **"Acquisition of Common Shares Not Deposited"**, the Offeror may, in certain circumstances, acquire Common Shares pursuant to the provisions of section 188 of the OBCA. The tax consequences of a Compulsory Acquisition are as described above under **"Exchange of Common Shares and Subsequent Disposition of TWH Shares"**.

If the Common Shares are not listed on a prescribed stock exchange on the day the Offeror takes up and pays for the Common Shares, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder. **Non-Resident Holders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.**

Subsequent Acquisition Transaction

If the Offeror does not acquire all the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, it may acquire the remaining Common Shares by means of a Subsequent Acquisition Transaction. The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction under the provisions of an applicable income tax treaty or convention. In addition, if the Common Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding requirements provided for in section 116 of the Tax Act will apply to Non-Resident Holders. **Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to such a transaction.**

Debenture Exchange

The exchange of Debentures for TWH Debentures will not result in any Canadian income tax consequences to a Non-Resident Holder.

Interest paid or credited or deemed to be paid or credited on the TWH Debentures to a Non-Resident Holder will not be subject to withholding tax under the Tax Act.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the redemption, repayment or other disposition of the TWH Debentures by a Non-Resident Holder, including on a Compulsory Acquisition or on a Subsequent Acquisition Transaction.

19. DEPOSITARY

The Offeror has engaged Computershare Trust Company of Canada to act as Depositary for the receipt of certificates in respect of Common Shares and Debentures and related Letters of Transmittal deposited under the Offer. The Depositary has also been engaged to make the payments for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

20. ACCEPTANCE OF THE OFFER

After reasonable inquiry, the Offeror is not aware of any associate or affiliate of ClubLink, any director or officer of ClubLink, any person or company acting jointly or in concert with ClubLink, or any person or company who beneficially owns more than 10% of any class of equity securities of ClubLink, who proposes to tender to or accept the Offer.

21. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Stikeman Elliott.

22. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of such rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares subject to the Offer.

Dated: November 15, 2002

TRI-WHITE CORPORATION

(Signed) K. (RAI) SAHI
Chairman and Chief Executive Officer

(Signed) DONALD W. TURPLE
Chief Financial Officer

On behalf of the Board of Directors of
TRI-WHITE CORPORATION

(Signed) JOHN LOKKER
Director

(Signed) FRASER R. BERRILL
Director

SCHEDULE "A"

Information Concerning The Offeror

Unless otherwise indicated, financial, operating and other data regarding the Offeror is given as of the date hereof.

TRI-WHITE CORPORATION

TABLE OF CONTENTS

1. THE OFFEROR

Incorporation

The Offeror was incorporated on October 22, 1997 under the Canada Business Corporations Act as a wholly-owned subsidiary of Russel Metals Inc. ("Russel Metals") under the name Century Continental Transportation Corporation. The Offeror's articles were amended on November 18, 1997 to change its name to Tri-White Corporation. The Offeror's registered office is located at Suite 1400, One University Ave., Toronto, Ontario M5J 2Pl.

Subsidiaries and Significant Holdings of the Offeror

The following chart illustrates the intercorporate relationships of the Offeror and its subsidiaries and significant holdings. The Offeror directly or indirectly owns all of the voting securities of the subsidiaries listed below (except as indicated below and other than directors' qualifying shares required by certain statutes). The jurisdiction in brackets following the corporate name is the jurisdiction of incorporation, continuance or organization.



100.0%
Tri-White Corporation (Canada)
26.6%
White Pass & Yukon Canada Inc. (Canada)
ClubLink Corporation (Ontario)
British Columbia-Yukon Railway Company (Special Act)
White Pass & Yukon U.S. Inc. (Alaska)
British Yukon Railway Company Limited (Canada)
Pacific and Arctic Railway and Navigation Company (Alaska)
Skagway Terminal Company (Alaska)

2. GENERAL DEVELOPMENT OF THE BUSINESS OF THE OFFEROR

The Offeror has two principal lines of business. It operates a tourist railway with related services in Alaska, British Columbia and the Yukon Territory under the business name White Pass & Yukon Route ("White Pass") and it is engaged in merchant banking activity.

The Offeror became a reporting issuer on November 21, 1997 as a result of an initial public offering by way of a secondary offering of common shares of the Offeror upon the exercise of rights issued by Russel Metals to holders of its Class A common shares and Class B common shares.

Prior to the issuance of the rights to its securityholders, Russel Metals entered into certain transactions to transfer to the Offeror, in return for common shares of the Offeror, substantially all of its investments in the freight transportation business operated by Tri-Line Expressways Ltd. ("Tri-Line") and the tourist railway and related services business of White Pass.

On July 18, 2000, the Offeror completed the sale of its trucking group including the operations of Tri-Line and its subsidiaries. Total proceeds of $44 million were satisfied with $36 million in cash, a subordinate debenture of $7 million and a one-year holdback of $1 million. On January 24, 2002, the purchaser of the trucking group was placed into receivership by its senior lender and the Offeror has determined that there is a low probability of further realization. The $7 million has been fully provided for in the offeror's consolidated financial statements.

On September 4, 2001 the Offeror purchased 5 million Common Shares representing, at that time, approximately 25% of the issued and outstanding Common Shares from ClubCorp U.S.A., Inc.

White Pass & Yukon Route

White Pass is engaged in passenger tourist transportation and related services in Alaska, British Columbia and the Yukon Territory.

The railway was constructed by White Pass as a result of the Klondike Gold Rush of 1898 and was completed in 1900. From 1900 until 1982, it was used for carriage of general freight, ore concentrates, petroleum products and passengers. Railway operations were suspended in 1982 when a major ore concentrate customer shut down its mine. The Klondike highway between Whitehorse and Skagway was subsequently constructed in 1985 which transferred the transportation of ore concentrates from rail to the more economical method of road service. The railway reopened in 1988 and has since been operating as a passenger tourist railway.

Tri-White Merchant Banking

Subsequent to the sale of the trucking group, management of the Offeror made a strategic decision to invest the sale proceeds in order to capitalize on its proven record of building and delivering shareholder value. The Offeror now seeks out opportunities and invests as a merchant banker in debt and equity instruments in both public and private companies.

Trends

The Offeror had anticipated that the fallout from 9/11 would impact the 2002 operating season at White Pass. With the season now just completed, it is clear that the security of air travel was restored and business for the tourist operations rebounded to historical levels.

White Pass has several labour agreements which expired in December 2001. The Offeror operated the current season under the terms of the old agreements without incident, and has now substantially concluded negotiations on two of the major contracts.

The cruise ship industry has been undergoing a move towards consolidation globally, with merger talks underway within the sector. The United States Federal Trade Commission has recently approved, in principle, the context of the merger applications, though it is early to assess the potential impact of the developments on White Pass.

3. NARRATIVE DESCRIPTION OF THE BUSINESS OF THE OFFEROR

White Pass & Yukon Route

The White Pass railway stretches from Skagway, Alaska through part of British Columbia to Whitehorse, the Yukon Territory, a distance of approximately 110 miles. Construction of this historic railway is recognized as an "international historic civil engineering landmark". White Pass also operates three docks where cruise ships that visit Skagway dock.

White Pass operates in a highly seasonal market with its tourist operations. During the 2002 tourist season (May through September), the railway transported 312,000 passengers, primarily from cruise ships that docked in Skagway. Cruise ships account for 80% of the passengers, while bus or airline package tours and independent travellers make up the other 20%.

White Pass' principal revenue sources are passenger revenue from rail operations, dock operations and gift shop sales. Revenue from White Pass operations made up all of the Offeror's revenue from continuing operations for the years ended December 31, 2001 and June 30, 2001.

Rail Operations

White Pass' primary business is the operation of a 36-inch narrow gauge passenger tourist railway under the name "White Pass &Yukon Route". The tourist railway offers round trip and one-way excursions from Skagway to the White Pass Summit, to Fraser, British Columbia and to Bennett, British Columbia. The railway operates on a right of way that is generally 200 feet wide in Alaska and British Columbia and 100 feet wide in the Yukon Territory, with some points in the cities of Skagway and Whitehorse being as narrow as 30 feet.

Dock Operations

White Pass operates dock facilities on the Skagway waterfront, which primarily serve cruise ships but also serve the mining and petroleum industries. White Pass dock facilities can accommodate four large ships and one small ship at one time. White Pass operates three of the four major docks in Skagway, namely, the Railway Dock, the Broadway Dock and the Ore Dock.

Concession

White Pass retails souvenirs, gifts and snacks in three high traffic areas, the train depot, the Railway Dock and on board the train. It also has mail order sales.

Great Alaska Lumberjack Show

White Pass is a joint venture partner in this new onshore excursion situated on the island of Ketchikan. It has completed its second year of operation and is attracting approximately 45,000 tourists. This attraction continues to gain momentum as the cruise lines increasingly include it in their shore excursion programs.

Employees

The employee group of White Pass fluctuates from approximately 170 employees during the height of the summer season to 17 during the winter months.

Marketing

White Pass' relationships with the cruise ship companies are important, as these provide the primary source of passengers for the railway. White Pass has maintained a strong, positive relationship with the cruise ship companies. White Pass wholesales tickets to the cruise ships and the cruise ships retail those tickets to their passengers.

White Pass produces the "On Board" magazine provided to rail passengers that includes a varied gift selection. Customers often take this magazine with them and later order by phone or mail.

Competition

Although White Pass offers a unique entertainment product, it nevertheless competes with other activities offered on arrival at Skagway. Some of these activities include motorcoach and van tours of historic Skagway and the White Pass Summit and into the Yukon Territory; vintage automobile city tours; helicopter and fixed wing aircraft tours; river rafting; fishing excursions; and glacier, hiking and bicycling tours. Competitive pressures will continue, but historically have not directed tourist interest away from White Pass to any substantial degree.

White Pass intends to continue to exploit its niche market and unique geography and history to increase its passenger volumes.

Properties

The following table provides information with respect to principal properties of White Pass:

Location	Principal Use	Approximate Size (square feet unless miles where indicated)	Owned/Leased
Skagway, Alaska	Train Depot	10,000	Owned
Skagway, Alaska	Shop and Maintenance	48,000	Owned
Skagway, Alaska	Railway Dock	120,000	Owned
Skagway, Alaska	Broadway Dock	19,000	Owned on Leased Land(1)
Skagway, Alaska	Ore Dock	53,000	Owned on Leased Land(1)
Skagway, Alaska	Railroad and Port Operations Buildings	5,136	Owned
Bennett, British Columbia	Train Depot and Operations Building	13,450	Owned
Fraser, British Columbia	Operations Building	2,000	Owned
Pennington, British Columbia	Operations Building	3,850	Owned
Carcross, the Yukon Territory	Train Depot and Operations Building	6,900	Owned
Alaska	Railway Right of Way	20.5 miles	Owned and Easement or Other Rights
British Columbia	Railway Right of Way	33 miles	Owned
The Yukon Territory	Railway Right of Way	57 miles	Owned and Easement or Other Rights

(1) The lease for the land was entered into on March 19, 1968 for a 55 year term, expiring on March 19, 2023. The annual rent for the lease in 2002 is $82,035.00. The lease is currently in good standing.

Environmental Protection

White Pass, its operations and properties are and will be subject to extensive federal, provincial, territorial, state, municipal and local environmental laws and requirements in both Canada and the U.S. relating to, among other things, air emissions, management of contaminants including hazardous materials and waste, discharges to waters and the remediation of environmental impacts (such as the contamination of soil and water, including groundwater). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate. The Offeror is subject to and is in material compliance with applicable federal, state, provincial and local laws and regulations relating to environmental matters.

White Pass conducts its rail operations on sites that have been used as a railway for almost 100 years. In addition, a petroleum product pipeline and related facilities were operated on the rail right of way and adjacent property between Skagway and Whitehorse from 1942 until 1994. In 1996, White Pass pleaded guilty to a number of environmental related offences in the District Court in Alaska, principally arising from an accidental pipeline break which occurred in October 1994, and pleaded guilty to illegal transportation of hazardous products in the United States. As agreed with the prosecutor, a total of U.S. $1.5 million for fines, remediation and restitution was imposed by the U.S. Federal Court. U.S. $650,000 was paid immediately and the remainder has been satisfied through subsequent environmental remediation work. An environmental reserve was set up which at September 30, 1997 amounted to $15.3 million. The bulk of this reserve has been spent on remediation projects to date, and the current balance of $762,000 is deemed sufficient to address remaining environmental issues. On January 22, 2001, the U.S. Federal Court released White Pass from probation under its court order concerning environmental remediation, recognizing satisfactory completion of the remediation projects and the Offeror's commitment to environmental compliance. The above environmental matters are historical and will not likely have an operational effect on White Pass.

Foreign Operations Risks

White Pass operates primarily in the United States. Accordingly, its net contribution to the Offeror will be in U.S. dollars and fluctuations in the exchange rate between U.S. and Canadian dollars could adversely affect that contribution.

Tri-White Merchant Banking

ClubLink Corporation

The most significant transaction was the acquisition in September, 2001 of a 26% interest in ClubLink. For the year ended December 31, 2001, ClubLink reported gross revenues of $118,275,000. Mr. K. (Rai) Sahi, Chairman and Chief Executive Officer of the Offeror, was appointed to the board of directors of ClubLink on September 13, 2001. Mr. Don Turple, Chief Financial Officer of the Offeror, was appointed to the board of directors of ClubLink on June 11, 2002.

Other Investments

Other investments to date include minor positions in several publicly listed corporations.

As at September 30, 2002, the market value of all merchant banking investments exceeded their carrying cost by $11.1 million. Corporately, the Offeror will continue to seek out opportunistic investments that generate above average returns.

Business in General

The Offeror has a management services contract with Morguard Corporation (formerly Acktion Corporation) ("Morguard"), pursuant to which the Morguard executive group provides managerial and consultative services for the Offeror's business and the businesses of its subsidiaries. See Section 15 of this schedule, **"Material Contracts"**.

4. DESCRIPTION OF SHARE CAPITAL AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Offeror consists of an unlimited number of TWH Shares and an unlimited number of preference shares, issuable in series. As of October 31, 2002, 45,889,519 TWH Shares were outstanding, each carrying the right to one vote. The Offeror has applied to list the TWH Shares and TWH Debentures issuable in connection with the Offer on the TSX. Listing will be subject to the Offeror fulfilling all the listing requirements of the TSX and the specific debenture listing requirement of a minimum distribution of $2 million principal amount.

The Offeror has a dividend re-investment plan (the "DRIP") which enables shareholders to elect to receive TWH Shares as an alternative to cash dividends. Under the DRIP, the common shares are issued at a five percent discount to recent trading prices. The Offeror issued 189,648 common shares pursuant to the DRIP during the six months ended December 31, 2001. On March 29, 2002 the Offeror issued 95,840 common shares pursuant to the DRIP and on June 28, 2002 the Offeror issued an additional 6,172 shares pursuant to the DRIP. On September 30, 2002, the Offeror issued 1,083 TWH Shares pursuant to the DRIP.

The Offeror is not aware of any persons or corporations that beneficially own directly or indirectly or exercise control or direction over common shares of the Offeror carrying more than 10% of the voting rights attached to all issued common shares, other than as follows:

Name	Number of Common Shares Held	Number of Common Shares Held (on a diluted basis)	Percentage of Common Shares Held	Percentage of Common Shares Held (on a diluted basis)
K. (Rai) Sahi[(1), (2)]	31,878,612	32,178,612	69.5%	69.0%
Burgundy Asset Management Limited ("BAML")[(2)]	7,180,343	7,180,343	15.6%	15.4%

(1) Mr. Sahi holds common shares in the Offeror indirectly through Paros Enterprises Limited ("Paros") and S.N.A. Management Limited ("S.N.A."), both of which are corporations controlled by Mr. Sahi, a director and the Chairman and Chief Executive Officer of the Offeror.

(2) Both Mr. Sahi and BAML hold their shares beneficially and not of record.

Assuming that the Offeror acquires 100% of the Common Shares pursuant to the Offer, and after giving effect to the distribution of TWH Shares pursuant to the Offer, the TWH Shares held by Mr. Sahi (through Paros and S.N.A.) will represent approximately 49.5% of the outstanding TWH Shares (49.4% on a fully-diluted basis) and the TWH Shares held by BAML will represent approximately 11.2% of the outstanding TWH Shares (11.0% on a fully-diluted basis).

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Financial Information for the Last Three Financial Years

The selected financial information, set forth in the following table, has been derived from the Offeror's audited consolidated financial statements for the years ended June 30, 1999, June 30, 2000, June 30, 2001 and 6 months ended December 31, 2001 and the unaudited financial statements for the nine month period ending September 30, 2002.

	Audited Consolidated Year Ended June 30			Audited Consolidated Six Months Ended December 31	Unaudited Consolidated Nine Months Ended September 30
	1999	2000	2001	2001	2002
	(Amounts in thousands of dollars, except per share amounts)				
Sales	$ 30,358	$ 32,344	$ 37,370	$ 25,316	$ 40,450
Earnings before income taxes	$ 12,910	$ 12,299	$ 15,100	$ 11,068	$ 16,492
Provisions for income taxes	$ 5,130	$ 4,790	$ 4,976	$ 5,795	$ 6,218
Earnings from continuing operations	$ 7,780	$ 7,509	$ 10,124	$ 5,273	$ 10,274
Earnings (loss) from discontinued operations	$ 4,288	$ 4,401	$ 10,880[(1)]	$ (1,976)[(1)]	—
Net earnings for the period	$ 12,068	$ 11,910	$ 21,004	$ 3,297	$ 10,274
Per common share basic					
Earnings before income taxes	$ 0.26	$ 0.25[(2)]	$ 0.32	$ 0.24	$ 0.36
Net Earnings	$ 0.24	$ 0.24	$ 0.45	$ 0.07	$ 0.22
Per common share diluted					
Earnings before income taxes	$ 0.25	$ 0.25[(2)]	$ 0.32[(2)]	$ 0.24	$ 0.36
Net Earnings	$ 0.23	$ 0.23	$ 0.44	$ 0.07	$ 0.22
Total Assets	$117,583	$136,459	$142,810	$134,680	$146,687
Long-term debt (excluding Principal due within one year)	nil	nil	nil	nil	nil
Per common share dividends	$ nil	$ nil	$ 0.10	$ 0.05	$ 0.09

(1) Gain (loss) on sale of Trucking Division July 18/2000

(2) Excludes discontinued operations.

Quarterly Financial Information (unaudited)

Quarter Ended	Sales	Net Earnings (Loss)[1] Amount	Per Share (basic)	Per Share (diluted)	Earnings (Loss) Before Income Taxes Amount	Per Share (basic)	Per Share (diluted)
		(Amounts in thousands of dollars, except per share amounts)					
September 30, 2002	$25,952	$ 9,666	$ 0.21	$ 0.21	$14,632	$ 0.32	$ 0.32
June 30, 2002	$14,218	$ 1,938	$ 0.04	$ 0.04	$ 4,834	$0.105	$ 0.10
March 31, 2002	$ 280	$(1,330)	$(0.03)	$(0.03)	$(1,510)	$(0.03)	$(0.03)
December 31, 2001	$ 146	$(3,722)	$(0.08)	$(0.08)	$ (804)	$(0.02)	$(0.02)
September, 30, 2001	$25,170	$ 7,019	$ 0.15	$ 0.15	$11,797	$ 0.26	$ 0.26
June 30, 2001	$14,201	$ 2,728	$ 0.06	$ 0.06	$ 4,025	$ 0.09	$ 0.09
March 31, 2001	$ 461	$ 302	$ 0.01	$ 0.01	$ 464	$ 0.01	$ 0.01
December 31, 2000	$ 312	$ 370	$ 0.01	$ 0.01	$ 442	$ 0.01	$ 0.01
September 30, 2000	$22,396	$17,604	$ 0.36	$ 0.36	$11,344	$ 0.23	$ 0.23
June 30, 2000	$12,804	$ 3,099	$ 0.06	$ 0.05	$ 3,607	$ 0.07	$ 0.07
March 31, 2000	$34,220	$ 784	$ 0.02	$ 0.02	$ 1,320	$ 0.03	$ 0.03

(1) Effective with the quarter ended June 30, 2000, the results of operations disclose the trucking division as Discontinued Operations. The unaudited quarterly financial information for the periods prior to June 30, 2000 report the trucking division results as Continuing Operations.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operations

Overview

The Offeror's management's discussion and analysis of financial condition and the consolidated results of operations should be read in conjunction with its audited consolidated financial statements and notes thereto for the six month period ended December 31, 2001 and the year ended June 30, 2001.

The Offeror's financial results consolidate the operations of White Pass held in several wholly owned subsidiaries and the merchant banking operations of the Offeror.

The Business

In 1997, the Offeror was formed to hold the railway and trucking divisions of Federal Industries Limited. The Offeror was listed on the TSX and was constituted with an independent board of directors and management group.

In 2000, the Offeror made a strategic decision to divest the trucking division and the sale was completed in July of that year. Today, the Offeror continues to operate White Pass, a tourist based business located in southeast Alaska. White Pass provides docking facilities for cruise ships which include Skagway as a destination. White Pass operates 3 docks, one of which is a freehold property while two are situated on city property under a long term tideland lease. Integrated with the port activities, the Offeror operates a tourist railway from Skagway to northern British Columbia and the Yukon Territory. In 2000, White Pass formed a joint venture with an operating partner to start a lumberjack show in Ketchikan, Alaska, also catering to the cruise ship industry.

The Offeror also seeks out opportunities and invests as a merchant banker. The nature of the investments includes debt and equity instruments in both public and private organizations.

Strategy

One key element in the Offeror's strategy is to focus on its core operating business at White Pass. Having this business properly capitalized and with an experienced management team on site, the Offeror has the capacity to deliver sustainable free cash flow. The management at White Pass has been able to generate significant growth in passenger traffic by building on historical relationships with the cruise lines and continuing to offer a unique, affordable experience for the traveling public.

With respect to the merchant banking operations, corporate management has a proven record of building and delivering value. The objectives of the Offeror is to maximize value over a five to ten year horizon, though, as in the case of the trucking division, the Offeror will monetize an investment when business conditions present an opportunity. Similarly, the Offeror capitalizes on short term trading opportunities which are identified in the market.

The Offeror is confident that the commitment to this strategy will produce above average returns over the long term. In the near term, there is the expectation to continue to provide real cash returns while building the underlying value for the future.

Review of Operating Results

Revenue from operations for the 6 months ended December 31, 2001 was $25.3 million compared with $37.3 million for the year ended June 30, 2001. Reported revenue originates at White Pass, and is comprised of revenues from docking services, ticket and merchandise sales for the rail excursion and the lumberjack show in Ketchikan. As virtually all of the reported revenue is generated in Alaska, the Offeror benefits from the relative strength of the U.S. dollar.

The passenger volume continues to increase for the port and rail operations. During the 2001 season, White Pass carried 318,993 passengers compared with 303,245 in 2000, an increase of 5.2%. The growth was attributable to an increase in the size of vessels arriving in Skagway, even though the absolute number of ship arrivals was constant.

The events of September 11th impacted operating results as four ship arrivals were cancelled and loads were eroded for the balance of the season, which ends in late September. The profit lost during this period was approximately $500,000.

Net Earnings

Net earnings from continuing operations totalled $5.3 million for the six months ended December 31, 2001, or $0.12 per share, compared to $10.1 million, or $0.21 per share, for the 12 months ended June 30, 2001.

Final net earnings for the six month period ended December 31, 2001 were $3.3 million, or $0.07 per share, compared with $21.0 million, or $0.45 per share, for the year ended June 30, 2001.

Revenue has improved steadily from season to season as a result of increased passenger counts and the implementation of modest rate increases for the rail excursion. On a consolidated basis, cost of sales and operating expenses for the 6 months to December 31, 2001 were 55% of revenue, down from 67% for the 12 months ended June 30, 2001. This reflects the pronounced seasonality of the tourist operations, where 70% of the annual revenues are generated in the months of July to September, and the operating leverage inherent in the tourist business.

On an annualized basis, the operating margins at White Pass remain stable, though there is significant cost pressure from labour rates, benefits, fuel and insurance components.

Pre-tax earnings for White Pass were $11.4 million for the period ended December 31, 2001 compared with $12.2 million for the 12 months ended June 30, 2001. Again, this reflects the relatively strong seasonal results for the July to September period. The merchant banking operations produced a pre-tax loss of $356,000 compared with a pre-tax profit of $2.9 million for the 12 month period to June 30, 2001. This reflects the fact that the Offeror has now deployed the majority of the proceeds from the sale of the trucking division in market investments, a strategic decision taken to forego short term interest yield for the opportunity to produce significant capital appreciation.

The tax provision for the six months ended December 31, 2001 reflects an effective rate of 52% versus 33% for the previous twelve month period. This is attributed to the distribution of earnings across various jurisdictions and the Offeror's policy not to reflect the benefit of available tax loss carry forward amounts. As at

December 31, 2001 the Offeror had operating tax losses available for carry forward in the amount of $5.3 million, the benefit of which is not recorded in the accounts.

The final net earnings for the 6 month period ended December 31, 2001 were negatively impacted by a one time after-tax charge of $2.0 million taken against notes receivable. This charge represents the after-tax amount required to write off the non-cash consideration received on the sale of the trucking division, net of appropriate allowances.

At the time of the sale of the trucking division, the Offeror received $36 million in cash consideration and notes of $8.0 million. By December 2001, the gross amount had increased to $10.4 million as a result of unpaid holdbacks, additional capital contributions and interest. The operations of the debtor moved into receivership during January, 2002 and the Offeror has determined there is a low probability of further realization.

By comparison, in the 12 month period ending June 30, 2001 the Offeror recognized a one time after-tax gain on the sale of the trucking division of $10.9 million.

Financial Condition

Assets

Consolidated assets at year end totalled $134.7 million compared with $142.8 million at June 30, 2001. The decrease in assets was primarily the result of the write off of the notes receivable referred to above.

Cash balances declined to $2.5 million at December 31, 2001 as the Offeror moved funds into market investments for long-term capital appreciation.

As at December 31, 2001 the Offeror's portfolio and other investments totalled $37.7 million and included the following:

ClubLink, $25.0 million
AT Plastics, $1.6 million
Brookfield preferred stock, $10.0 million
Indigo, $1.1 million

The most significant change in this portfolio of market investments during 2001 was the addition of the ClubLink holding in September. The Offeror views this purchase as an opportunity to generate returns well above the yields available in the money markets. ClubLink is accounted for as an equity investment; for the period of ownership from September 4, 2001 to December 31, 2001, there were no significant earnings attributable to ClubLink.

As at December 31, 2001 the market value of these investments exceeded their carrying cost by $2.6 million.

The taxes receivable balance of $2.9 million as at December 31, 2001 reflects amounts due the Offeror as a result of the losses created by the write off of notes receivable, combined with current refunds due.

The accounts receivable balance declined from June 30, 2001, as the tourist business is inactive over the winter months.

Inventories declined by $857,000 from the June, 2001 levels as rail supplies were consumed in the maintenance of the right of way and gift shop stocks were at seasonally low levels.

Capital assets employed in the Offeror rose by $1.2 million as at December 31, 2001. The major capital projects for the period amounted to $3.0 million and included the addition and renovations to the fleet of parlour cars and improvements to the bridges and track system at White Pass.

Liabilities

Bank indebtedness rose from $7.6 million at June 30, 2001 to $8.8 million at December 31, 2001. The bank debt is comprised of an operating facility for the White Pass operations. At times, funds are loaned internally between the Offeror and its subsidiaries, to minimize interest costs.

Accounts payable of $2.1 million at 2001 year end were reduced from the June 2001 levels, as business activity is significantly curtailed over the winter months.

Shareholders' Equity

Consolidated shareholders' equity on December 31, 2001 totalled $106.7 million or $2.33 per share, compared to $107.3 million or $2.33 per share at June 30, 2001. As at December 31, 2001 total shares outstanding were 45,780,936.

In the six month period ending December 31, 2001 the Offeror repurchased 533,000 of its common shares for cancellation under its normal course issuer bid at a weighted average cost of $1.95 per share. The Offeror may purchase up to 2,306,214 of its common shares for cancellation.

In October, 2001 the Offeror paid a regular dividend of $0.05 per share to shareholders for a total consideration of $2.3 million. Pursuant to the Offeror's dividend reinvestment plan, which enables shareholders to elect to receive TWH Shares as an alternative to cash dividends (the stock being at a five percent discount to recent trading prices), the Offeror issued 189,648 TWH Shares during the six months ended December 31, 2001.

Liquidity

During the 6 month period ended December 31, 2001 the Offeror generated $12.1 million in funds from continuing operations and ended the year with cash balances of $2.5 million. The Offeror had no significant contingent liabilities or commitments outstanding at December 31, 2001.

The Offeror and its subsidiaries maintain cash, liquid assets and credit facilities to ensure that all commitments can be met, that funds are available to support the business units, and that the Offeror is able to capitalize on opportunities that may arise. Given its strong earnings record, the quality of its operating assets, and its conservative debt-to-equity structure, the Offeror believes that it has sufficient capital resources to execute its strategic plan, finance continued growth and weather any economic downturn.

As at December 31, 2001, the Offeror had a debt/equity ratio of .08: 1 and marketable securities with a cost of $37.7 million.

Risk Management

Tourism and Merchant Banking

The success of White Pass is largely dependant upon the flow of cruise ship traffic along the west coast of North America to Alaska. As experienced during 2001, these operations can be disrupted for reasons beyond the control of White Pass.

As a federal transportation undertaking in both Canada and the United States, White Pass is subject to regulation by numerous agencies. The tourist operations comply with requirements that are in effect at any point in time; however, changes in these regulations can impact the cost and efficiency of this business unit.

At the corporate level, the performance of any investment in a merchant banking scenario is, by nature, speculative. External factors, which the Offeror may not be in a position to influence, could impact any single investment or the general business climate.

Environmental

Although extensive research has been completed on potential environmental problems at White Pass, the business unit could be subjected to further scrutiny as a result of changes in legislation, or due to a focus on the rail operations, including the legacy of the past. This division has been in operation for more than 100 years, transporting a variety of products, some of which are now classified as environmentally unfriendly. Every attempt has been made to identify and deal with these issues and, at this time, the Offeror believes that remediation programs have met or exceeded regulatory requirements.

Interest Rate and Currency Risk

The Offeror conducts business both in Canada and the United States. Fluctuations in interest or exchange rates could affect the cost of capital or the contribution from the U.S. operations.

Dependence on Key Personnel

The performance of the Offeror is substantially dependent upon key management personnel. The loss of the services of any such personnel could have a material effect on the performance of the Offeror, its subsidiaries, earnings or financial condition.

The Offeror has commenced a process to renegotiate several collective bargaining agreements which expired December 31, 2001 and cover approximately 59% of the hourly employees. During the 2002 season, the Offeror operated under the terms of the previous agreements without incident. The Offeror has now substantially concluded two sets of negotiations, with settlements to be ratified this quarter.

7. INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2002

Review of Operating Results

Tourist Operations

The operating activities for the tourist division peaked during the third quarter as summer vacation travel patterns expanded. Revenue for the quarter totalled $25,952,000 compared to $25,170,000 for the same quarter of 2001, representing an increase of $782,000 or 3%. For the nine months ended September 30, 2002, revenues were $40,450,000 compared with $39,832,000 for the same period last year. The growth in revenue was mainly attributable to a shift in traffic patterns, with more activity moving into the third quarter this year.

During the third quarter, the Offeror carried 205,601 passengers on the rail system, compared with 205,524 passengers during the same quarter last year. For the nine months ended September 30, 2002, there were 311,382 passengers carried on the rail system compared with 318,036 passengers in the comparable period of 2001. The decline is attributed to a reduction in road traffic volume, likely the result of the general economic slump. As well, poor weather in Southeast Alaska forced the cancellation of five ship arrivals in the quarter, negatively impacting dock, excursion and gift shop sales.

Revenue from the Great Alaskan Lumberjack show, a joint venture in Kethchikan, was U.S.$1.0 million in the third quarter, an increase of 39% from the same quarter last year. For the nine months ended September 30, 2002, revenues were U.S.$1.5 million compared with U.S.$1.2 million during the same period of 2001. This start up division has made a significant contribution to operating profit.

EBITDA for the quarter was $14,141,000, representing a contribution of 54%, compared with $13,262,000 and 52% in the prior year. Year-to-date, EBITDA of $18,636,000 is $1,262,000 or 7% ahead of the results of the same nine-month period of 2001. Operating margins have improved as White Pass initiated cost control measures to offset uncertainty in the market and counter cost pressure in labour and insurance components of the business.

Merchant Banking and Corporate

During 2001, the Offeror made a number of investments to re-deploy the capital from the sale of its trucking division. The specific investments have been directed at enhancing returns for the Offeror and diversifying the asset mix.

ClubLink, like White Pass Railway, operates in a highly seasonal market and reported profits for the third quarter. The Offeror accounts for its investment using the equity method. The Offeror recorded equity earnings of $2,209,000 during the third quarter. Year-to-date, the Offeror has received dividends of $250,000. For the nine months ended September 30, 2002 the profit accounted for from this investment is $1,478,000. There were no earnings or losses from equity accounted investments in 2001.

Pre-tax income for the third quarter was $14,632,000 compared to $11,797,000 in the same quarter of last year. This represents an increase of 24%. For the nine months ended September 30, 2002, pre-tax income was $16,492,000 compared to $15,111,000 in the nine-month period ended September 30, 2001. This increase reflects the strength of the White Pass operations and the equity earnings from ClubLink. Effective tax rates remained stable for the quarter.

During the third quarter, and consistent with prior years the Offeror estimates the fourth quarter operating costs for the tourist division and establishes a reserve for those costs to be incurred by year end. As at September 30, 2002 the after-tax effect of this adjustment was to lower net earnings by $2.2 million, compared with $2.1 million in 2001.

Review of Financial Position

Cash

The cash balance as at September 30, 2002 was $7,078,000 compared to $204,000 as at September 30, 2001. Cash balances begin to build at this point in the year as revenue from the tourist operations peaks. As well, the Offeror continues to generate cash flow from its portfolio investments in the form of dividends and interest.

Accounts Receivable

The balance of accounts receivable as at September 30, 2002 was $6,847,000 compared to $7,216,000 last year. This balance represents seasonal activity with trade accounts, primarily with cruise ship lines. Historically, the Offeror has few, if any, issues with respect to collection.

Prepaid Expenses

The balance of prepaid expenses increased slightly during the quarter to $1,576,000 compared to $1,391,000 last year. The increase in the amount of prepaid expenses is due to the timing of property tax installments and larger insurance premiums.

Income Taxes Recoverable

During the third quarter, the Offeror realized the majority of the balance as at June 30, 2002 of $2.6 million of taxes recoverable from Canadian and U.S. authorities, and reclassified the residual as an offset to taxes payable.

Inventories

Inventories are comprised of supplies for the maintenance of the railway right of way, the inventories of the various maintenance shops and gift shop merchandise. As the season winds down in September, the levels are reduced. The Offeror, however, has made significant progress in improving turnover and utilization, with the capital now employed for inventory at $4,480,000, $729,000 less than the amount of capital employed in the same quarter of 2001.

Portfolio Investments

Portfolio investments of $11,853,000 at the end of the third quarter are carried at cost, compared to portfolio investments of $52,979,000 last year. During the third quarter, the Offeror increased its portfolio with a $98,000 investment in MFP Financial Services Ltd. Offsetting this was the sale of $1.0 million of Brookfield preferred shares. This transaction was completed with no gain or loss. As at September 30, 2002, the market value of these portfolio investments exceeded their book value by approximately $52,000.

Investments

The majority of the long-term investment balance is comprised of 5 million common shares of ClubLink. This investment is a significant asset for Tri-White and the Offeror is now ClubLink's single largest shareholder.

The Offeror accounts for its investment in ClubLink using the equity method. As at September 30, 2002, the market value of the investment in ClubLink exceeds the carrying value by approximately $11.0 million.

Capital Assets

The Offeror employs $84.6 million of capital assets in the tourism business. During the quarter, $2.3 million was invested in capital projects, primarily for improvements to the right of way and fleet. During the same quarter of 2001, $1,984,000 was invested in capital projects. Year-to-date, capital expenditures of $3.4 million are approximately $1.0 million below the level experienced in 2001.

Bank Indebtedness and Loans

Bank debt has declined during the third quarter by $10,676,000 to $3,783,000 compared to $14,459,000 of bank debt owing at the end of the same quarter last year. The decrease in bank debt is largely due to cash flow of $20.5 million that has been generated through business operations. This cash flow was offset by payments for normal capital expenditures and the issuance of the regular dividend. The Offeror maintains a strong balance sheet and has sufficient bank lines to manage its operations.

Shareholders' Equity

Shareholders' equity as at September 30, 2002 totalled $113.8 million or $2.48 per share. At September 30, 2001, shareholders' equity totalled $113.3 million or $2.47 per share.

As previously announced, the Offeror changed its dividend policy with distributions now taking place on a quarterly basis. On September 30th, 2002 the Offeror paid $0.03 per share to shareholders of record as at September 16, 2002 and issued 1,083 shares under the dividend reinvestment plan.

On August 26, 2002 the Offeror announced the renewal of its normal course issuer bid, providing the Offeror the authority to purchase, for cancellation, up to 2,294,147 common shares over the next 12 months. Last year, the Offeror purchased and cancelled 1,425,924 TWH Shares. The Offeror has suspended its normal course issuer bid until the Offer expires.

Total shares outstanding at the end of the quarter are 45,889,519. There were 45,591,288 total shares outstanding at the end of the same quarter last year.

Outlook

The 2002 tourist season for White Pass concluded on October 1, 2002. For next year, the indications are that the number of ships arriving in Skagway will increase, and accordingly, the Offeror has committed to a U.S.$3.7 million expansion of the dock facilities at the port. With this investment, the Alaska operations are in a position to handle forecasted volumes and continue to provide space for the larger ships being commissioned in North America. Efforts continue to enhance efficiency as White Pass faces rising input price pressure.

8. MARKET FOR SECURITIES

The TWH Shares are listed and posted for trading on the TSX under the stock symbol "TWH".

9. DIRECTORS AND SENIOR OFFICERS

The directors and officers of the Offeror and their municipalities of residence, offices with the Offeror, dates of being elected as directors, principal occupations and numbers of shares of the Offeror beneficially owned are set forth below.

Name and Municipality of Residence	Office	Date Elected as Director	Principal Occupation	Number of Shares Beneficially Owned, Directly or Indirectly
Fraser R. Berrill[1] Picton, Ontario	Director	September 14, 2000	President, Fragin Holdings Limited	50,000
J. Judd Buchanan[2] Silver Star Mountain, B.C.	Director	November 23, 1998	President, Rundle Investments Ltd.	12,500
Eugene N. Hretzay Oakville, Ontario	Secretary	—	Corporate Counsel and Secretary, Morguard Corporation	10,000
David A. King[1][2] Toronto, Ontario	Director	October 23, 1997	President, David King Corporation	75,000
John Lokker[1] Caledon, Ontario	Director	September 14, 2000	CEO, Neal Traffic Services Limited	40,000
Fred McCorriston Skagway, Alaska	Vice President	—	President, White Pass & Yukon Route	—
Frank Munsters Mississauga, Ontario	Vice President	—	VP, Credit & Banking, Morguard Corporation	1,000
K. (Rai) Sahi Mississauga, Ontario	Director, Chairman and Chief Executive Officer	October 23, 1997	Chairman and Chief Executive Officer, Morguard Corporation	31,878,612
Arni C. Thorsteinson[2] Winnipeg, Manitoba	Director	October 23, 1997	President, Shelter Canadian Properties Limited	55,220
Donald W. Turple Winnipeg, Manitoba	Director and Chief Financial Officer	November 23, 1998	Consultant	50,000

(1) Member of Audit Committee
(2) Member of the Corporate Governance and Compensation Committee

Except as otherwise stated below, during the past five years, all officers and directors have been employed in various capacities by the Offeror or by the companies or firms indicated opposite their names.

Fraser R. Berrill was Vice President, Corporate Development of Morguard, a Canadian public real estate company, from January 1, 1993 to December 1, 1997, and Senior Vice President from December 1, 1997 to December 1, 1999. Presently, he is the President of Fragin Holdings Limited, a private investment company and since December 1, 2001 he has been a director and Senior Vice President of MFP Financial Services Limited.

Eugene N. Hretzay is the Corporate Counsel and Secretary of Morguard.

J. Judd Buchanan is currently President of Rundle Investments Ltd.; Chairman of the Canadian Tourism Commission; President of Silver Star Club Resort Ltd.; President of Ensign Chrysler Plymouth Ltd. and has held these positions over the previous five years.

David A. King is President of David King Corporation, which is a real estate investment company.

John Lokker was Vice President of Morguard until October 31, 1997 after which he became a consultant to Morguard. Under the "Management Services Contract" between Morguard and the Offeror, he served as Vice

President of the Offeror from April 9, 1998 until September 14, 2000, monitoring the activities of the Offeror as well as developing strategic directions. He is currently CEO of Neal Traffic Services Limited (Brampton, Ontario), a transportation consulting services firm.

K. (Rai) Sahi is the Chairman and Chief Executive Officer of Morguard.

Fred McCorriston was appointed President of White Pass &Yukon Route in March, 1998. Prior to that date and since 1986, he was employed as a Vice President with Rader Rail Car Manufacturing.

Frank Munsters was appointed Vice President, Credit & Banking of Morguard in April, 1996, prior to which he was a career banker with Royal Bank of Canada, latterly as Vice President, National Accounts Group, Corporate Banking.

Arni C. Thorsteinson is the President of Shelter Canadian Properties Limited. Shelter Canadian Properties Limited is a private Canadian corporation which provides a broad range of professional property management and other related services.

Donald W. Turple was Vice President, Finance of Morguard from the fall of 1994 and Chief Financial Officer of Morguard from June 12, 1996 until he left Morguard in May 1998. He is currently a consultant.

The term of office of each director expires at the close of each annual general meeting of shareholders of the Offeror. There is presently no Executive Committee; however there is a Corporate Governance and Compensation Committee and an Audit Committee of the Board of Directors. The directors and officers of the Offeror, as a group, beneficially own, or exercise control or direction over approximately 70% of the issued and outstanding common shares.

10. OPTIONS

The Offeror has a fixed stock option plan open to directors, officers, full-time employees and consultants of the Offeror. Under this plan, the Offeror may grant total options to a maximum of 10% of the issued and outstanding common shares of the Offeror on a non-diluted basis. Under the plan, the exercise price generally equals the market price of the Offeror's stock on the day prior to the date of grant and an option's maximum term is ten years. The options vest as to 20% on each anniversary from the date of grant.

A summary of the status of the option plan as at October 31, 2002 is as follows:

	Number of Options Outstanding	Average Price $	Number of Vested Options
Outstanding at June 30, 2001	849,000	2.03	554,400
Cancelled	(102,000)	2.05	
Outstanding at December 31, 2001	747,000	2.03	488,200
Cancelled	(4,000)	2.00	
Outstanding at October 31, 2002	743,000	2.03	505,800

As at October 31, 2002, there was an aggregate of 743,000 options issued and outstanding, the details of which are as follows:

Group (Number of Group)	Aggregate TWH Shares under Option	Date of Grant	Expiry Date	Exercise Price per TWH Share	Market Value of TWH Shares Underlying Options on the Date of Grant[1]
Executive Officers (6)	325,000 25,000 10,000 125,000	3/10/98 11/23/98 5/6/99 2/15/01	3/9/08 11/22/08 5/5/09 2/14/11	$2.05 $1.90 $2.00 $2.03	$2.05 $1.90 $2.00 $2.03
Executive Officers of Subsidiaries (2)	4,000	5/6/99	5/5/09	$2.00	$2.00
Directors (who are not also Executive Officers) (5)	150,000 50,000 50,000	3/10/08 11/23/98 2/15/01	3/9/08 11/22/08 2/14/11	$2.05 $1.90 $2.03	$2.05 $1.90 $2.03
Directors (who are not also Executive Officers) of subsidiaries (0)	—	—	—	—	—
Employees (0)	—	—	—	—	—
Employees of Subsidiaries (2)	4,000	5/6/99	5/5/09	$2.00	$2.00
Consultants (0)	—	—	—	—	—
Other (0)	—	—	—	—	—

Notes:

(1) Based on the closing price of the TWH Shares on the TSX on the last trading day immediately preceding the date of the grant. The closing price of the TWH Shares on the TSX on November 14, 2002 was $2.85

11. EXECUTIVE COMPENSATION

The following table sets forth all compensation paid to the Chief Executive Officer and the other most highly compensated executive officers (as defined in Regulations under the Securities Act (Ontario)) of the Corporation (the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation[5]	
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation[3] ($)	Securities Under Options Granted ($)	All Other Compensation ($)
K. (Rai) Sahi Chairman and Chief Executive Officer	Dec 31, 2001 June 30, 2001 June 30, 2000	– – –	– – –	39,100 79,000 77,400	– 50,000 –	– – –
Donald W. Turple Chief Financial Officer	Dec. 31, 2001 June 30, 2001 June 30, 2000	– – –	– – –	9,100 18,250 22,000	– 25,000 –	– – –
Eugene Hretzay Secretary	Dec. 31, 2001 June 30, 2001 June 30, 2000	– – –	– – –	– – –	– 25,000 –	– – –
Frank Munsters[2] Vice President	Dec. 31, 2001 June 30, 2001 –	– – –	– – –	– – –	– 25,000 –	– – –
Fred McCorriston[4] Vice President and President of White Pass & Yukon Route	Dec. 31, 2001 June 30, 2001 June 30, 2000	52,000 104,000 100,000	30,000 50,000 51,200	5,803 11,325 10,854	– 35,000 –	– – –

Notes:

(1) Compensation for the period ended Dec. 31, 2001 is based on the 6 month period from July 1, 2001 to December 31, 2001.
(2) Assumed position November 16, 2000.
(3) Directors' fees and other compensation.
(4) U.S.$
(5) The Offeror does not have any long-term compensation awards or payouts other than securities under options granted as described herein.

Refer to **"Material Contracts"** for a description of the management services contract between Morguard and the Offeror, under which compensation is paid to Morguard and not to any individual.

The Offeror does not have a defined benefit pension plan in which the Named Executive Officers participate.

Options

There were no options granted during the most recently completed financial year to Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the End of the Financial Year		Value of Unexercised In-the-Money Options At the End of the Financial Year	
			Exercisable (#)	Unexerciseable (#)	Exercisable ($)	Unexerciseable ($)
K. (Rai) Sahi	Nil	Nil	210,000	90,000	21,200	9,800
Donald W. Turple	Nil	Nil	45,000	30,000	7,600	4,150
Eugene Hretzay	Nil	Nil	25,000	25,000	2,600	2,900
Frank Munsters	Nil	Nil	5,000	20,000	600	2,400
Fred McCorriston	Nil	Nil	26,000	9,000	2,900	1,350

12. RISK FACTORS

In evaluating the Offeror and its business, the following risk factors (in addition to the other information contained herein) should be considered:

Market Conditions Affecting White Pass

Several factors over which White Pass has no control could affect its revenue. The volume of passengers will be adversely affected if cruise ships are unable to enter Skagway because of inclement weather or delays in sailings. White Pass cannot control the retail prices for passengers rail tickets sold aboard the cruise ships and price increases could affect volume of passengers.

General Economic Conditions

The business of White Pass may be vulnerable to downturns in the economy affecting tourism generally, as well as to changing patterns of tourist travel and availability of ships for the Alaska cruise route.

Government Regulation

White Pass operates in regulated industries and changes to regulations may restrict the ability of the Offeror to carry on or expand its business.

White Pass Real Property

Although management believes White Pass has taken reasonable steps to ensure it holds valid title or rights to the real properties it uses in its business, there can be no guarantee that certain of its properties or rights will not be challenged.

Currency Risk

White Pass operates primarily in the United States. Accordingly, its net contribution to the Offeror will be in U.S. dollars and fluctuations in the exchange rate between U.S. and Canadian dollars could adversely affect that contribution.

Environment

White Pass is exposed to potential environmental liability as a result of its operations or property holdings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental Matters".

Insurance

The Offeror's operations are subject to the risks normally inherent in business in the rail industry. The Offeror has implemented a safety and environmental program designed to comply with government regulations and provide safe, reliable and efficient operations in all phases of its operations. The Offeror maintains insurance where reasonably available, in such amounts as it considers prudent. It does not have insurance for environmental matters. The Offeror may become subject to liability for hazards which it cannot or may elect not to insure because of high premium costs or other reasons or for occurrences which exceed maximum coverage under its policies.

Market and Volatility

There can be no assurance that an active trading market in TWH Shares will be sustained. A number of factors, including the Offeror's financial results and the condition of the industries in which it operates, the overall economy and financial markets, could cause the price of the Offeror's Common Shares to fluctuate.

Merchant Banking

The performance of any investment in a merchant banking scenario is, by nature, speculative. External factors, which the Offeror may not be in a position to influence, could impact any single investment or the general business climate. In addition, the companies the Offeror has investments in are subject to risks including competition from other businesses, dependence on key personnel, regulatory, environmental, and other operational risks.

13. PRIOR SALES

Price Ranges and Volumes of Trading of the TWH Shares

The TWH Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the TWH Shares on the TSX for the periods indicated:

	TSX		
Period	**High**	**Low**	**Volume**
2002			
November (to November 14 close)	2.90	2.75	20,600
October	2.90	2.06	53,641
September	3.05	2.75	121,563
August	2.81	2.56	46,135
July	3.00	2.65	257,588
3 months ended June 30	3.10	2.50	844,046
3 months ended March 31	2.84	2.15	347,425
2001			
3 months ended December 31	2.38	1.90	1,132,187
3 months ended September 30	2.47	1.85	876,734
3 months ended June 30	2.09	1.80	8,503,777
3 months ended March 31	2.35	1.80	349,746
2000			
3 months ended December 31	2.10	1.80	1,506,438

14. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The executive and senior officers and the directors of the Offeror and their associates did not have any indebtedness to the Offeror or its subsidiaries in respect of the financial year ended December 31, 2001, other than routine indebtedness or indebtedness that has been repaid.

15. MATERIAL CONTRACTS

Management functions of the Offeror are performed to a substantial degree by individuals who are not employed by the Offeror but some of whom have been elected or appointed directors and senior officers of the Offeror. The Offeror has a management services contract (the "Management Services Contract") with Morguard and its affiliated corporations ("Morguard Group"). Morguard's registered office is located at Suite 1400, One University Ave., Toronto, Ontario M5J 2Pl. Pursuant to the Management Services Contract, Morguard Group provides managerial and consultative services for the Offeror's business and the businesses of its subsidiaries, through the personal services of certain of its senior officers and consultants (collectively referred to as "Management") on a non-exclusive basis. The amount payable by the Offeror to Morguard is $50,000 per month. Subject to any changes as Morguard and the Offeror may agree, Management includes the individuals listed below together with their municipality of residence:

Donald W. Turple, Winnipeg, Manitoba;

Eugene N. Hretzay, Oakville, Ontario;

Frank Munsters, Mississauga, Ontario; and

K. (Rai) Sahi, Mississauga, Ontario.

K. (Rai) Sahi serves as Chief Executive Officer of the Offeror and provides such duties and exercises such powers as are normally associated with such position. Eugene N. Hretzay serves as Corporate Counsel and Secretary of the Offeror. Don Turple serves as Chief Financial Officer of the Offeror, and monitors the activities of the Offeror on a daily basis as well as developing a strategic direction for the Offeror in accordance with direction from the Board of Directors of the Offeror. Frank Munsters provides banking, credit and treasury functions.

There is no basis for allocating the portion of each individual's compensation from Morguard attributable to the services provided to the Offeror or its subsidiaries because the individuals providing the services pursuant to the Management Services Contract are not in fact receiving compensation primarily in respect of those services.

16. AUDITORS

The auditors of the Offeror are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 2nd Street SW, Calgary, Alberta.

17. REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for TWH Shares is CIBC Mellon Trust Company, at its principal offices in Toronto, Ontario.

SCHEDULE "B"

Financial Statements of the Offeror

Consolidated Financial Statements of

TRI-WHITE CORPORATION

December 31, 2001, June 30, 2001, 2000 and 1999

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

AUDITORS' REPORT

To the Directors of
Tri-White Corporation:

We have audited the consolidated balance sheets of **Tri-White Corporation** as at December 31, 2001 and June 30, 2001 and the consolidated statements of earnings and retained earnings and of cash flows for the six months ended December 31, 2001 and the years ended June 30, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and June 30, 2001 and the results of its operations and its cash flows for the six months ended December 31, 2001 and the years ended June 30, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 19, 2002
except for note 14 dated November 15, 2002

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Deloitte
Touche
Tohmatsu

TRI-WHITE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in Thousands of Dollars, Except Per Share Amounts)

	Nine Months Ended September 30,		Six Months Ended December 31,	Years Ended June 30,		
	2002	2001	2001	2001	2000	1999
	(Unaudited) $		(Audited) $	(Audited) $	(Audited) $	(Audited) $
REVENUE	40,450	39,832	25,316	37,370	32,344	30,358
COST OF SALES AND OPERATING EXPENSES	25,340	25,708	14,024	25,128	20,125	18,143
	15,110	14,124	11,292	12,242	12,219	12,215
(LOSS) GAIN ON SALE OF ASSETS	(33)	(12)	(2)	126	188	928
EARNINGS OF EQUITY ACCOUNTED INVESTMENT	1,478	—	—	—	—	—
INTEREST (EXPENSE) INCOME	(63)	999	(222)	2,732	(108)	(233)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	16,492	15,111	11,068	15,100	12,299	12,910
PROVISION FOR INCOME TAXES (Note 10)	6,218	5,062	5,795	4,976	4,790	5,130
EARNINGS FROM CONTINUING OPERATIONS	10,274	10,049	5,273	10,124	7,509	7,780
NET EARNINGS FROM DISCONTINUED OPERATIONS	—	—	—	—	4,401	4,288
GAIN (LOSS) ON SALE OF DISCONTINUED OPERATIONS (Note 2)	—	—	(1,976)	10,880	—	—
NET EARNINGS	10,274	10,049	3,297	21,004	11,910	12,068
RETAINED EARNINGS, BEGINNING OF PERIOD	41,458	40,639	40,791	26,706	16,325	4,257
DIVIDENDS PAID	(4,126)	(2,347)	(2,306)	(4,826)	—	—
EXCESS OF PURCHASE PRICE OVER STATED VALUE (Note 11)	—	(873)	(324)	(2,093)	(1,529)	—
RETAINED EARNINGS, END OF PERIOD	47,606	47,468	41,458	40,791	26,706	16,325
EARNINGS PER TWH SHARE						
Basic	0.22	0.23	0.07	0.45	0.24	0.24
Diluted	0.22	0.22	0.07	0.44	0.23	0.23

TRI-WHITE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands of Dollars)

	September 30, 2002	December 31, 2001	June 30, 2001
	(Unaudited) $	(Audited) $	(Audited) $
ASSETS			
CURRENT			
Cash	7,078	2,500	5,905
Accounts receivable	6,847	757	7,884
Notes receivable (Notes 2 and 7)	—	—	2,443
Loan receivable	3,000	—	—
Income taxes receivable	—	2,912	—
Inventories	4,480	4,970	5,827
Prepaid expenses and other assets	1,576	1,003	884
	22,981	12,142	22,943
Portfolio investments (Note 5)	11,853	12,723	28,284
Investment (Note 6)	27,228	25,000	—
Notes receivable (Notes 2 and 7)	—	—	8,000
Capital assets (Note 8)	84,625	84,815	83,583
	146,687	134,680	142,810
LIABILITIES			
CURRENT			
Bank indebtedness (Note 9)	3,783	8,839	7,625
Accounts payable and accrued liabilities	8,290	2,110	11,124
Income taxes payable	2,772	—	1,381
Current portion of provision for future site restoration (Note 13)	156	366	464
	15,001	11,315	20,594
Future income taxes (Note 10)	17,612	16,275	14,041
Provision for future site restoration (Note 13)	318	396	852
	32,931	27,986	35,487
SHAREHOLDERS' EQUITY			
Share capital (Note 11)	61,065	60,786	61,118
Cumulative translation adjustment	5,085	4,450	5,414
Retained earnings	47,606	41,458	40,791
	113,756	106,694	107,323
	146,687	134,680	142,810

APPROVED BY THE BOARD

(Signed) JOHN LOKKER
Director

(Signed) K. (RAI) SAHI
Director

TRI-WHITE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Dollars)

	Nine Months Ended September 30,		Six Months Ended December 31,	Years Ended June 30,		
	2002	2001	2001	2001	2000	1999
	(Unaudited) $		(Audited) $	(Audited) $	(Audited) $	(Audited) $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:						
OPERATING						
Earnings from continuing operations	10,274	10,049	5,273	10,124	7,509	7,780
Adjustments for:						
Depreciation	3,526	3,250	1,736	3,233	2,459	2,357
Future income taxes	1,337	1,282	2,404	2,260	2,123	4,399
Loss (gain) on sale of assets	33	12	2	(126)	(188)	(928)
Earnings of equity accounted investment	(1,478)	—	—	—	—	—
Distributions from equity investments	250	—	—	—	—	—
Loss (gain) on sale of portfolio investments	—	—	3	(289)	—	—
	13,942	14,593	9,418	15,202	11,903	13,608
Changes in non-cash working capital	3,325	(52,350)	1,707	(30,820)	(3,820)	(2,590)
Cash from continuing operations	17,267	(37,757)	11,125	(15,618)	8,083	11,018
Cash from discontinued operations	—	—	—	—	6,259	7,267
Cash from operations	17,267	(37,757)	11,125	(15,618)	14,342	18,285
INVESTING						
Proceeds on sale of marketable securities	1,456	5	15,308	—	—	—
Proceeds on sale of discontinued operations	—	12	443	36,000		
Purchase of capital assets	(3,382)	(4,463)	(2,980)	(4,995)	(15,215)	(10,857)
Purchase of marketable securities (Note 6)	(1,572)	—	(25,000)	—	—	—
Proceeds on sale of capital assets	—	—	—	168	890	1,466
Site restoration expenditures	(288)	(1,552)	(554)	(2,407)	(2,535)	(5,317)
Issuance of subordinated debenture	—	(1,000)	—	(1,000)	—	—
Decrease in bank indebtedness on sale of discontinued operations	—	1,340	—	1,340	—	—
	(3,786)	(5,658)	(12,783)	29,106	(16,860)	(14,708)
FINANCING						
Dividends paid	(3,847)	(2,221)	(1,935)	(4,700)	—	—
Shares purchased for cancellation	—	(2,751)	(1,026)	(6,036)	(4,141)	—
	(3,847)	(4,972)	(2,961)	(10,736)	(4,141)	—
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	9,634	(48,387)	(4,619)	2,752	(6,659)	3,577
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	(6,339)	34,132	(1,720)	(4,472)	2,187	(1,390)
CASH AND CASH EQUIVALENTS, END OF PERIOD	3,295	(14,255)	(6,339)	(1,720)	(4,472)	2,187
Consisting of:						
Cash	7,078	204	2,500	5,905	4,523	3,615
Bank indebtedness	(3,783)	(14,459)	(8,839)	(7,625)	(8,995)	(1,428)
	3,295	(14,255)	(6,339)	(1,720)	(4,472)	2,187
Cash paid for interest	295	279	150	360	362	331
Cash paid for taxes	809	443	7,018	3,614	6,400	6,616

TRI-WHITE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Information as at September 30, 2002 and the nine months ended September 30, 2002 and September 30, 2001 is unaudited)

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Tri-White Corporation ("TWH") and its subsidiary companies, which include White Pass & Yukon Canada Inc., White Pass & Yukon Canada U.S. Inc., Pacific and Arctic Railway and Navigation Company, Skagway Terminal Company, British Columbia — Yukon Railway Company and British Yukon Railway Company Limited (collectively the "Company"). All material inter-company balances, transactions and profits have been eliminated.

As discussed in Note 2, the Company sold its subsidiary, Tri-Line Expressways Ltd. ("Tri-Line"), subsequent to June 30, 2000. In accordance with Section 3475 of the Canadian Institute of Chartered Accountants Handbook, "Discontinued Operations", the results of operations have been presented as a discontinued business segment.

2. SALE OF TRI-LINE EXPRESSWAYS LTD.

During July 2000, the Company sold 100% of the issued and outstanding shares of Tri-Line (trucking transportation segment) for $45 million resulting in a gain of $10.9 million, net of $6.7 million (of income taxes) and $5.8 million of costs and other provisions. The consideration was $36 million cash, $1 million unsecured holdback (retained for 12 months from closing date), a $7 million subordinated debenture bearing interest at 11.5%, $1.1 million unsecured promissory note bearing interest at 11.5% and warrants for the right to purchase 6.6 million common shares of the purchaser for $0.30 per share (attributed value $250,000), subject to certain terms and conditions and working capital adjustments. Of the 6.6 million warrants received, 4.3 million were received on the date of sale and the remainder were earned on July 18, 2001, when the $1 million holdback was not repaid.

In December 2001, the Company determined that the amounts receivable from TCT of $10.4 million were not collectible and a related charge of $1.9 million, net of tax recovery of $783,000, has been booked in the current period for the estimated portion which may not be collectible.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Fiscal year end

The fiscal year end of the Company has been changed from June 30, to December 31 effective December 31, 2001.

Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting.

Revenue recognition

Rail tourism revenues are recognized as earned when rail passenger service is provided.

Portfolio investments

Portfolio investments consist of common and preferred shares of publicly traded companies. Portfolio investments which are effectively held to maturity or which have a reduction in market value which is considered temporary in nature are recorded at cost. Declines in value that are other than temporary are recognized immediately.

Inventories

Inventories consist primarily of materials and supplies, which are stated at cost, determined on a first-in, first-out basis, and are charged to expense or added to the cost of property and equipment when used.

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets

Capital assets are recorded at cost. Depreciation is provided at rates that charge the original cost of such assets to operations over their useful lives that average 10 years for equipment, 20 years for buildings, 30 years for wooden bridges and ties, 40 years for docks and 60 years for rail and steel bridges. Land and tunnels are not depreciated.

Income taxes

The Company follows the accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA"), S.3465 "Income Taxes". Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying value of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Foreign currency translation

The accounts of foreign subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates. Revenues and expenses are translated at the average rate of exchange for the year. The resulting gains and losses are accumulated as a separate component of shareholders' equity called the cumulative translation adjustment.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management has made significant estimates related to site restoration and to the useful lives of capital assets. Actual results could differ from these estimates.

Financial instruments

The Company is exposed to the risk that arises from fluctuations in interest rates, the exchange rate of the U.S. dollar and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange rate risk.

The Company is exposed to credit risk from customers and the Company's subsidiary is economically dependent upon the Alaskan tourism industry.

The Company's accounts receivable, income tax receivable, portfolio investments, notes receivable, accounts payable and accrued liabilities, and income tax payable constitute financial instruments. Based on available market information, the carrying value of the Company's financial instruments approximates their fair value.

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in Note 11. Prior to January 1, 2002, no compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option is cancelled and is charged to retained earnings. See Note 4.

4. CHANGE IN ACCOUNTING POLICIES

Commencing January 1, 2001, the Company changed its calculation of diluted earnings per share to the treasury stock method in accordance with Section 3500 of the Handbook of the CICA. Retroactive adoption of this methodology had no impact on the diluted earnings per share amounts of the prior year.

Commencing January 1, 2002, the Company adopted the new standards for Stock Based Compensation and other stock based payments as provided for in the new recommendations of the Canadian Institute of Chartered Accountants (CICA). As permitted by the CICA, the Offeror has applied this change prospectively for new awards granted on or after that date. The Offeror has elected to measure

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

4. CHANGE IN ACCOUNTING POLICIES (Continued)

compensation expense as the difference, if any, between the quoted market value or fair value of the common shares at the date of grant and the exercise price at the date of grant. If the exercise price of options granted by the Company is not less than the market value at the grant date, no compensation expense is recognized.

5. PORTFOLIO INVESTMENTS

	September 30, 2002		December 31, 2001		June 30, 2001	
	Cost	Market	Cost	Market	Cost	Market
	$	$	$	$	$	$
Portfolio investments	11,853	11,905	12,723	12,383	28,284	29,857

6. INVESTMENT

On September 4, 2001, the Company purchased 5,000,000 Common Shares, or approximately 26% of the outstanding shares of ClubLink Corporation ("ClubLink"), a Canadian public company, for $25 million. The Company accounts for its investment in ClubLink on the equity basis of accounting. For the period the Company held the shares, the four months ended December 31, 2001, no earnings or losses were attributed to this investment.

As at September 30, 2002, December 31, 2001 and June 30, 2001, the market value of the Company's investment in ClubLink is $37.3 million, $27.5 million and $35 million respectively, compared to the carrying value of $26.2 million, $25 million and $26 million respectively.

7. NOTES RECEIVABLE

	September 30, 2002	December 31, 2001	June 30, 2001
	$	$	$
Current			
Promissory note A	—	—	1,000
Promissory note B	—	—	1,103
Interest receivable	—	—	340
Current note receivable	—	—	2,443
Subordinated debenture	—	—	7,000
Subordinated debenture	—	—	1,000
Long-term note receivable	—	—	8,000

In December 2001, the Company determined the notes receivable from TCT were not collectible (see Note 2) and as such, fully provided for the following notes and debentures:

Promissory Note A

$1,000,000 unsecured, promissory note due July 14, 2001 for holdback, bearing interest at an annual rate of 11.5% payable monthly.

Promissory Note B

$1,103,000 unsecured promissory note due July 14, 2001, bearing interest at an annual rate of 11.5% payable monthly.

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

7. **NOTES RECEIVABLE (Continued)**

Subordinated debenture

$7,000,000 subordinated debenture due July 17, 2005, bearing interest at an annual rate of 11.5% payable quarterly.

Subordinated debenture

$1,000,000 debenture due July 17, 2005, bearing interest at an annual rate of 11.5% payable quarterly.

8. **CAPITAL ASSETS**

	September 30, 2002		
	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Land and tunnels	1,627	—	1,627
Buildings	20,249	2,251	17,998
Equipment	29,092	7,185	21,907
Docks	55,142	12,049	43,093
	106,110	21,485	84,625

	December 31, 2001		
	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Land and tunnels	1,674	—	1,674
Buildings	17,913	1,818	16,095
Equipment	28,314	5,227	23,087
Docks	54,873	10,914	43,959
	102,774	17,959	84,815

	June 30, 2001		
	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Land and tunnels	1,629	—	1,629
Buildings	16,449	1,521	14,928
Equipment	26,855	4,556	22,299
Docks	54,874	10,147	44,727
	99,807	16,224	83,583

9. **BANK INDEBTEDNESS**

Bank indebtedness represents funds borrowed under revolving credit facilities. At September 30, 2002, the Company had an operating line of credit with a U.S. bank in the maximum amount of US $10 million (US $6.3 million at December 31, 2001 and US $7 million at June 30, 2000). The U.S. operating line of credit is unsecured, bears interest at U.S. prime plus ½% and is payable on demand.

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

10. FUTURE INCOME TAXES

The provision for income taxes differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rate to earnings before income taxes. The effective rate differs from the statutory rate primarily as a result of differences in U.S. statutory rates and the timing of the recognition of operating losses of subsidiaries. The major components of these differences are explained as follows:

	September 30, 2002	December 31, 2001	June 30, 2001
	(9 months) $	(6 months) $	(12 months) $
Earnings from continuing operations before income taxes	16,492	11,068	15,100
Expected corporate tax rate	39.6%	42%	43%
Calculated income tax provision	6,531	4,649	6,439
Differences in U.S. statutory tax rates	(660)	(206)	(343)
Permanent differences	—	(252)	—
Adjustments for changes in previous Estimates	240	656	(1,191)
Impact of effective tax rate reduction on future income taxes	—	113	122
Operating losses of subsidiaries not recognized	—	835	—
Other	107	—	(51)
	6,218	5,795	4,976

Comprised of:

	September 30, 2002	December 31, 2001	June 30, 2001
	(9 months) $	(6 months) $	(12 months) $
Current	4,881	3,391	2,716
Future	1,337	2,404	2,260
	6,218	5,795	4,976

At September 30, 2002, the components of the net future income tax liability are as follows:

	September 30, 2002	December 31, 2001	June 30, 2001
	$	$	$
Capital assets	(16,068)	(14,760)	(11,676)
Difference in tax basis of subsidiary company shares	(2,840)	(2,840)	(3,080)
Environmental provision	266	295	523
Capital loss carryforwards	1,030	1,030	—
Net operating losses	—	—	192
	(17,612)	(16,275)	(14,041)

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

11. SHARE CAPITAL

Authorized
Unlimited number of common shares
Unlimited number of preferred shares, issuable in series

	September 30, 2002		December 31, 2001		June 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		$		$		$
TWH Shares						
Opening balance	45,780,936	60,786	46,124,288	61,118	49,036,764	64,934
Shares repurchased			(533,000)	(703)	(2,982,042)	(3,942)
Shares issued under dividend reinvestment plan	108,583	279	189,648	371	69,566	126
Ending balance	45,889,519	61,065	45,780,936	60,786	46,124,288	61,118

Stock options

The Company has a fixed stock option plan open to directors, officers, full-time employees and consultants of the Company. Under this plan, the Company may grant total options to a maximum of 10% of the issued and outstanding common shares of the Company on a non-diluted basis. Under the plan, the exercise price generally equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. Options generally vest over a five year period.

Normal course issuer bid

During the period ended September 30, 2002, the Company made no purchases of common stock under the normal course issuer bid (533,000 shares for cash consideration of $1,026,000 for the period ended December 31, 2001 and 2,982,042 shares for cash consideration of $6,036,000 for the year ended June 30, 2001). As the consideration paid exceeded the stated value of the shares, the amount of the excess totalling $324,000, $873,000, $2,093,000, and $1,529,000 for the periods ended December 31, 2001, September 30, 2001, June 30, 2001 and June 30, 2000 respectively were recorded as a reduction of retained earnings.

A summary of the Company's fixed stock option plan as of September 30, 2002 and changes during the year is presented below:

	September 30, 2002	December 31, 2001	June 30, 2001
Options outstanding, beginning of period	747,000	849,000	754,000
Granted	—	—	175,000
Cancelled	(4,000)	(102,000)	(80,000)
Options outstanding, end of period	743,000	747,000	849,000
Weighted average remaining contractual life (years)	6.2	7.0	7.4
Exercise price range	$1.90-$2.05	$1.90-$2.05	$1.90-$2.05
Weighted average exercise price	$ 2.03	$ 2.03	$ 2.03
Options exercisable, end of period	505,800	488,200	544,400
Weighted average exercise price	$ 2.03	$ 2.03	$ 2.04

12. BUSINESS SEGMENTS

The Company has segmented its operations on the basis of the major industries in which it operates, as described below:

The tourism group, consisting of the railway and dock operation of British Yukon Railway, British Columbia—Yukon Railway, White Pass and Yukon Canada Inc. and its subsidiaries, operates docking facilities for ships and a tourist scenic/historic railway primarily in Alaska with a small portion in Canada.

TRI-WHITE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2002 and the nine months ended September 30, 2002 and September 30, 2001 is unaudited)

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

Results by business segment are as follows:

	Revenue	Interest Income (Expense)	Depreciation	Earnings Before Tax	Taxes	Net Earnings	Segment Capital Assets	Segment Assets	Capital Expenditures
September, 2002									
Rail tourism	40,450	239	(3,516)	16,320	(6,382)	9,938	84,591	104,764	3,382
Corporate	—	(302)	(10)	172	164	336	34	41,878	—
Total	40,450	(63)	(3,526)	16,492	(6,218)	10,274	84,625	146,642	3,382
December, 2001									
Rail tourism	25,316	130	(1,728)	11,424	(5,895)	5,529	84,771	94,909	2,980
Corporate	—	(352)	(8)	(356)	100	(2,232)	44	39,771	—
Total	25,316	(222)	(1,736)	11,068	(5,795)	3,297[(a)]	84,815	134,680	2,980
September, 2001									
Rail tourism	39,832	(355)	(3,235)	14,112	5,673	8,439	84,129	97,880	4,463
Corporate	—	1,354	(15)	999	611	1,610	48	63,568	—
Total	39,832	999	(3,250)	15,111	6,284	10,049	84,177	161,448	4,463
June, 2001									
Rail tourism	37,370	(322)	(3,211)	12,248	(3,693)	8,555	83,531	98,970	4,816
Corporate	—	3,054	(22)	2,852	(1,283)	12,449	52	43,840	—
Total	37,370	2,732	(3,233)	15,100	(4,976)	21,004[(b)]	83,583	142,810	4,816
June, 2000									
Truck transportation	138,251	221	(2,106)	7,620	(3,219)	4,401	14,134	38,452	2,722
Rail tourism	32,344	(249)	(2,446)	13,236	(5,033)	8,203	79,369	92,130	12,402
Corporate	—	141	(13)	(937)	243	(694)	132	5,877	91
Total	170,595	113	(4,565)	19,919	(8,009)	11,910	93,635	136,459	15,215
June, 1999									
Truck transportation	131,546	365	(2,064)	7,604	(3,316)	4,288	13,581	38,185	3,434
Rail tourism	30,358	(207)	(2,356)	14,416	(5,757)	8,659	69,467	78,581	7,368
Corporate	—	(26)	(1)	(1,506)	627	(879)	54	817	55
Total	161,904	132	(4,421)	20,514	(8,446)	12,068	83,102	117,583	10,857

Notes:

(a) Includes loss on notes of $1,976

(b) Includes gain on sale of operating division of $10,880

(Tabular Amounts Expressed in Thousands of Dollars, Except Per Share Amounts)

13. CONTINGENCIES AND COMMITMENTS

a) The Company and certain of its subsidiaries are defendants in a number of legal actions. Although the outcome of these claims cannot be determined, in the opinion of management, the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position.

b) As at December 31, 2001, the Company and its subsidiaries had operating lease commitments, with varying terms, requiring annual payments approximately as follows:

	$
2002	326
2003	299
2004	306
2005	247
2006	153
Thereafter	3,225
	4,556

c) The Company's operations and properties are subject to extensive federal, provincial, territorial, state, municipal and local environmental laws and requirements in both Canada and the United States, relating to, among other things, air emissions, the management of contaminants including hazardous materials and waste, discharges to waters and the remediation of environmental impacts. The Company believes it has identified and provided for the expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of its properties, whether currently or previously owned, or other properties where it may have environmental liabilities.

The Company's total cost and liabilities for environmental matters cannot be predicted with certainty due to, among other things, the various issues described above, changing environmental laws and requirements and the necessity to conduct additional investigations. The Company has recorded a provision for future site restoration to cover the potential cost of environmental clean up. This represents management's best estimate of future costs. The current portion of the provision represents costs expected to be incurred within the next year.

14. SUBSEQUENT EVENT

(a) On September 13, 2002, the Company announced its intention to acquire a controlling interest in ClubLink. The offer, subsequently amended, is to acquire all of the Common Shares and 6% convertible debentures of ClubLink.
(b) On February 28, 2002, the Company entered into an agreement with a related party, Paros Enterprises Limited, to provide a demand credit facility to Paros, in the amount of $5,000,000. The credit facility was established on commercially reasonable terms; Paros and the Company are related by virtue of a common shareholder and officer. The credit line has now been repaid.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

SCHEDULE "C"

Pro Forma Financial Statements

TABLE OF CONTENTS

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

December 31, 2001

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

COMPILATION REPORT

To the Directors of
Tri-White Corporation:

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Tri-White Corporation** as at December 31, 2001 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001 which have been prepared for inclusion in the Offer to Purchase dated November 15, 2002 by Tri-White Corporation based upon the acquisition of 14.8 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

Calgary, Alberta
November 15, 2002

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Deloitte
Touche
Tohmatsu

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)

As at December 31, 2001
(in thousands of dollars)

	Tri-White	ClubLink	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
ASSETS					
Current					
Cash and cash equivalents	2,500	8,225	(c)	5,938	735
			(d)	(11,500)	
			(a)	(2,358)	
			(d)(ii)	(2,070)	
Accounts receivable	757	1,802		—	2,559
Mortgages and loans receivable	—	2,354		—	2,354
Income and other taxes recoverable	2,912	—		—	2,912
Inventories	4,970	—		—	4,970
Prepaid expenses and other assets	1,003	2,873	(d)(iv)	1,602	5,478
	12,142	15,254		(8,388)	19,008
Portfolio investments	12,723	1,250		—	13,973
Long-term investments	25,000	—	(d)	110,946	—
			(d)	2,070	
			(d)	(25,000)	
			(d)	(113,016)	
Notes receivable	—	9,790		—	9,790
Capital assets	84,815	386,544	(d)(i)	(53,168)	418,191
Development assets	—	56,521	(d)(i)	(7,122)	49,399
Deferred financing charges	—	3,548		—	3,548
Total assets	134,680	472,907		(93,678)	513,909
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Bank indebtedness and loans	8,839	8,505	(d)	44,075	61,419
Accounts payable and accrued liabilities	2,110	11,451	(d)(i)	10,000	23,561
Capital lease obligations	—	6,263		—	6,263
Prepaid annual dues and deposits	—	5,185		—	5,185
Current portion of provision for future site restoration	366	—		—	366
	11,315	31,404		54,075	96,794
Convertible debentures	—	1,265		—	1,265
Long-term debt	—	128,262		—	128,262
Capital lease obligations	—	11,122		—	11,122
Other long-term liabilities	—	1,177		—	1,177
Future income tax liabilities	16,275	7,038		—	23,313
Provision for future site restoration	396	—		—	396
Total liabilities	27,986	180,268		54,075	262,329
Shareholders' equity					
Convertible debentures	—	89,513		—	89,513
Share capital	60,786	182,515	(c)	5,938	116,159
			(a)	(2,358)	
			(d)	55,373	
			(d)	(186,095)	
Cumulative translation adjustment	4,450	—		—	4,450
Retained earnings	41,458	20,611	(d)	(20,611)	41,458
Total shareholders' equity	106,694	292,639		(147,753)	251,580
Total liabilities and shareholders' equity	134,680	472,907		(93,678)	513,909

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

For the year ended December 31, 2001
(in thousands of dollars, except for per share amounts)

	Tri-White			ClubLink			
	Unaudited for six month period ended June 30, 2001	Audited for six month period ended December 31, 2001	For the twelve month period ended December 31, 2001	Audited for the year ended December 31, 2001 (Note 2 (a))	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated for the year ended December 31, 2001
	$	$	$	$		$	$
REVENUE	14,662	25,316	39,978	118,275		—	158,253
Cost of sales and operating expenses	10,550	12,289	22,839	83,101		—	105,940
Earnings from operations before the undernoted	4,112	13,027	17,139	35,174		—	52,313
Amortization	1,860	1,735	3,595	10,213	(f)	(1,071)	12,737
Earnings before other expense (income) and income taxes	2,252	11,292	13,544	24,961		1,071	39,576
OTHER EXPENSE (INCOME)							
Interest and other	(1,062)	222	(840)	7,948	(d)(iii)	2,865	9,973
Interest expense, convertible debenture	—	—	—	—	(a)	5,671	5,671
Net loss on sale of assets and investments	—	2	2	—		—	2
	(1,062)	224	(838)	7,948		8,536	15,646
Earnings (loss) before income taxes	3,314	11,068	14,382	17,013		(7,465)	23,930
Provision for (recovery of) income taxes							
Current	121	3,391	3,512	2,909	(e)	(3,507)	2,914
Future	163	2,404	2,567	1,230	(e)	450	4,247
	284	5,795	6,079	4,139		(3,057)	7,161
Net earnings (loss) from continuing operations	3,030	5,273	8,303	12,874		(4,408)	16,769
Loss on sale of discontinued operations	—	(1,976)	(1,976)	—		—	(1,976)
Gain on purchase and cancellation of convertible debentures (net of income taxes of $195)	—	—	—	824		—	824
Convertible debenture interest (net of tax recovery of $2,304)	—	—	—	(3,367)	(a)	3,367	—
Write-down of long-term investment (The Links Group — section 11)	—	—	—	(9,981)		—	(9,981)
NET EARNINGS (LOSS) FOR THE PERIOD	3,030	3,297	6,327	350		(1,041)	5,636
EARNINGS PER COMMON SHARE (note 3)							
Basic							
Continuing operations			0.18				0.26
Net earnings			0.14				0.09
Diluted							
Continuing operations			0.18				0.26
Net Earnings			0.14				0.09

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

December 31, 2001

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been prepared by management in accordance with Canadian generally accepted accounting principles. These unaudited consolidated pro forma statements have been prepared from information derived from the audited consolidated financial statements of Tri-White Corporation (the "Offeror" or "TWH") for the six month period ended December 31, 2001 and the audited consolidated financial statements of ClubLink Corporation ("ClubLink") for the year ended December 31, 2001, adjusted to reflect the assumptions described below with respect to the acquisition by the Offeror of the remaining outstanding Common Shares and 6% convertible debentures ("Debentures") of ClubLink, to increase ownership to 100%. The acquisition has been accounted for by the purchase method.

In the opinion of the Offeror, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings contain all material adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings are not necessarily indicative of the financial position or earnings from operations that would have occurred if the acquisition of the Common Shares and Debentures had taken place on the dates indicated or of the earnings from operations which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Offeror for the six month period ended December 31, 2001 and ClubLink for the year ended December 31, 2001.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Offeror's audited consolidated financial statements for the six month period ended December 31, 2001. Management has determined that no adjustments are necessary to conform the ClubLink audited consolidated financial statements with the accounting policies used by the Offeror in the preparation of its financial statements.

The aggregate purchase price reflected in the unaudited pro forma consolidated financial statements is preliminary and based on the financial position of ClubLink at December 31, 2001. The final actual purchase price and related allocations will reflect the fair value at the actual acquisition date of the assets acquired and liabilities assumed. Actual allocations may differ significantly from the preliminary allocation included herein.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments as if they had occurred on December 31, 2001 in respect of the unaudited pro forma consolidated balance sheet and on January 1, 2001 in respect of the unaudited pro forma consolidated statement of earnings.

(a) Consolidated Balance sheet and statement of earnings of ClubLink

The audited consolidated balance sheet and statement of earnings of ClubLink as at December 31, 2001 has been re-classified to conform with the presentation of the audited consolidated balance sheet and statements of earnings of the Offeror as at December 31, 2001 with respect to the convertible debentures. Consideration has been given to the repurchase of Common Shares by ClubLink during the nine month period ended September 30, 2002 for cash of $2.3 million. The effect of this has been a decrease in cash and share capital of $2.3 million.

(b) Consolidated statement of earnings of Tri-White

The audited consolidated statement of earnings of the Offeror for the six month period ending December 31, 2001 has been adjusted to a twelve month period ending December 31, 2001.

(c) Outstanding stock options in ClubLink

Number of ClubLink stock options with an exercise price below $7.50 assumed to be exercised prior to the acquisition are 964,600, for proceeds of $5.9 million.

(d) Acquisition by the Offeror of remaining ClubLink Common Shares and 6% Convertible Debentures

The Offeror's initial investment in ClubLink was completed on September 4, 2001. The Offeror owns 5 million Common Shares of ClubLink with an initial cost of $25 million. The Offeror accounts for its investment in ClubLink using the equity method. The Offeror plans to acquire the balance of the outstanding Common Shares in ClubLink at a cost of $110.9 million. This represents a share price of $7.50 on approximately 14.8 million Common Shares. It is not possible to predict the constituent parts of the

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

purchase consideration. For the purposes of these unaudited pro forma consolidated financial statements it has been assumed that the purchase price consideration will consist, for the Common Shares, of $55.5 million in cash and the issuance of 18.5 million TWH Shares for $55.4 million, and for the 6% convertible debentures of ClubLink, consists of the issuance of $76,714,000 aggregate principal amount of 6% convertible debentures of the Offeror. The Offeror intends to borrow $44.1 million to finance this acquisition.

	Value of Common Shares acquired		
Consideration	**Initial purchase**	**Current purchase**	**Total**
	$	$ (in thousands)	$
Value of Common Shares — acquired	25,000	110,946	135,946
Estimated transaction costs	—	2,070	2,070
Total purchase price	25,000	113,016	138,016
Book value of net assets acquired			
Cash and cash equivalents	10,153	11,805	
Amounts receivable and other assets	45,204	21,617	
Capital assets	369,607	386,544	
Development assets	65,831	56,521	
	490,795	476,487	
Bank indebtedness and loans	(5,004)	(19,953)	
Accounts payable and accrued liabilities	(32,428)	(23,751)	
Long-term debt	(139,314)	(129,527)	
Convertible debentures	(91,160)	(89,513)	
Future income tax liabilities	(7,332)	(7,038)	
Minority interest	(161,668)	(52,288)	
Net assets acquired	53,889	154,417	
Less: Purchase price	25,000	113,016	
Negative purchase price discrepancy	28,889	41,401	

(d)(i) Purchase price differential

The excess of the book value of the net assets purchased over the purchase price, otherwise known as the "negative purchase price discrepancy", has been allocated based on managements' best estimates and is as follows:

	$
Golf course lands	26,401
Depreciable capital assets	26,767
Development assets	7,122
Accounts payable and accrued liabilities	10,000
	70,290

(d)(ii) Transaction costs

Transaction costs of $2.1 million have been estimated and added to the purchase price.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(d)(iii) Interest expense

Incremental debt of the acquisition is assumed to total $44.1 million through a bridge facility and an existing line of credit at 6.5%.

(d)(iv) Change in book value of investment

Change in book value of investment since the initial purchase has been included in the other assets.

(e) Income taxes

Income taxes have been adjusted to reflect the tax implications of the adjustments stated above.

(f) Amortization of depreciable capital assets

Excess of the book value of the net assets purchased over the purchase price allocated to depreciable capital assets is amortized on a straight line basis.

(g) Future income taxes

The acquisition of the ClubLink Common Shares and Debentures and related purchase price allocation may give rise to changes in future income tax amounts. At this time, the impact of these amounts cannot be determined and therefore, no adjustments have been made in these unaudited pro forma consolidated financial statements.

3. SHARE CAPITAL

The following weighted average TWH shares have been used to calculate the per share information:

	Actual number of shares	Weighted average number of shares	Amount $
Basic			
Balance at December 31, 2001	45,781	46,390	60,786
TWH Shares to be issued to purchase 14.8 million ClubLink Common Shares	18,458	18,458	55,373
	64,239	64,848	116,159
Diluted			
Balance at December 31, 2001		46,395	
TWH Shares to be issued to purchase 14.8 million ClubLink Common Shares		18,458	
		64,853	

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2002

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

COMPILATION REPORT

To the Directors of
Tri-White Corporation:

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Tri-White Corporation** as at September 30, 2002 and unaudited pro forma consolidated statement of earnings for the nine month period ended September 30, 2002 which have been prepared for inclusion in the Offer to Purchase dated November 15, 2002 by Tri-White Corporation based upon the acquisition of 14.8 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

Calgary, Alberta
November 15, 2002

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Deloitte
Touche
Tohmatsu

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)
As at September 30, 2002
(in thousands of dollars)

	Tri-White	ClubLink	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
ASSETS					
Current					
Cash and cash equivalents	7,078	5,782	(c)	5,938	728
			(d)	(16,000)	
			(d)(ii)	(2,070)	
Accounts receivable	6,847	9,697		—	16,544
Mortgages and loans receivable	3,000	2,859		—	5,859
Inventories	4,480	—		—	4,480
Prepaid expenses and other assets	1,576	5,980	(d)(iv)	691	8,247
	22,981	24,318		(11,441)	35,858
Portfolio investments	11,853	—		—	11,853
Long-term investments	27,228	1,976	(d)	(26,228)	2,976
			(d)	110,946	
			(d)(ii)	2,070	
			(d)	(113,016)	
Notes receivable	—	10,772		—	10,772
Capital assets	84,625	394,527	(d)(i)	(55,758)	423,394
Development assets	—	63,457	(d)(i)	(7,469)	55,988
Deferred financing charges	—	3,421		—	3,421
Total assets	146,687	498,471		(100,896)	544,262
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Bank indebtedness and loans	3,783	3,623	(d)	39,573	46,979
Accounts payable and accrued liabilities	8,290	17,836	(d)(i)	10,000	36,126
Long-term debt	—	7,593		—	7,593
Capital lease obligations	—	5,177		—	5,177
Prepaid annual dues and deposits	—	9,919		—	9,919
Income and other taxes payable	2,772	—		—	2,772
Current portion of provision for future site restoration	156	—		—	156
	15,001	44,148		49,573	108,722
Long-term debt	—	145,346		—	145,346
Capital lease obligations	—	10,517		—	10,517
Other long-term liabilities	—	885		—	885
Deferred membership fees, net	—	8,753		—	8,753
Future income tax liabilities	17,612	7,744		—	25,356
Provision for future site restoration	318	—		—	318
Total liabilities	32,931	217,393		49,573	299,897
Shareholders' equity					
Convertible debentures	—	76,714		—	76,714
Share capital	61,065	180,157	(c)	5,938	116,438
			(d)	55,373	
			(d)	(186,095)	
Cumulative translation adjustment	5,085	—		—	5,085
Retained earnings	47,606	24,207	(d)	(24,457)	46,128
			(a)	(1,478)	
			(a)	250	
Total shareholders' equity	113,756	281,078		(150,469)	244,365
Total liabilities and shareholders' equity	146,687	498,471		(100,896)	544,262

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

For the nine month period ended September 30, 2002
(in thousands of dollars, except for per share amounts)

	Tri-White	ClubLink	(Note 2)	Pro Forma adjustments	Pro Forma Consolidated
	$	$		$	$
REVENUE	40,450	94,480		—	134,930
Cost of sales and operating expenses	21,814	69,224		—	91,038
Earnings from operations before the undernoted	18,636	25,256		—	43,892
Amortization	3,526	8,882	(f)	(842)	11,566
Earnings before other expense (income) and income taxes	15,110	16,374		842	32,326
OTHER EXPENSE (INCOME)					
Interest and other	63	(1,927)	(d)(iii)	1,929	65
Interest expense	—	7,676		—	7,676
Interest expense, convertible debenture	—	—	(b)	3,906	3,906
Net loss on sale of assets and investments	33	—		—	33
Earnings of equity accounted investments	(1,478)	—	(a)	1,478	—
	(1,382)	5,749		7,313	11,680
Earnings (loss) before income taxes	16,492	10,625		(6,471)	20,646
Provision for (recovery of) income taxes					
Current	4,881	3,650	(e)	(2,275)	6,256
Future	1,337	706	(e)	43	2,086
	6,218	4,356		(2,232)	8,342
Net earnings (loss) from operations	10,274	6,269		(4,239)	12,304
Gain on purchase and cancellation of convertible debentures (net of income taxes of $440)	—	1,661		—	1,661
Convertible debenture interest (net of tax recovery of $1,465)	—	(2,441)	(b)	2,441	—
NET EARNINGS (LOSS) FOR THE PERIOD	10,274	5,489		(1,798)	13,965
EARNINGS PER COMMON SHARE (Note 3)					
Basic					
Continuing operations	0.22				0.19
Net earnings	0.22				0.22
Diluted					
Continuing operations	0.22				0.19
Net earnings	0.22				0.22

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2002

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been prepared by management in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated statements have been prepared from information derived from the unaudited consolidated balance sheets of Tri-White Corporation (the "Offeror" or "TWH") and ClubLink Corporation ("ClubLink") as of September 30, 2002, and the unaudited statements of operations for the nine month period ended September 30, 2002, adjusted to reflect the assumptions described below with respect to the acquisition by the Offeror of the remaining outstanding Common Shares and 6% convertible debentures ("Debentures") of ClubLink, to increase ownership to 100%. The acquisition has been accounted for by the purchase method.

In the opinion of the Offeror's management, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings contain all material adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings are not necessarily indicative of the financial position or earnings from operations that would have occurred if the acquisition of the Common Shares and Debentures had taken place on the dates indicated or of the earnings from operations which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Offeror for the six month period ended December 31, 2001 and ClubLink for the year ended December 31, 2001 and unaudited financial statements of the Offeror and ClubLink for the nine month period ended September 30, 2002.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Offeror's audited consolidated financial statements for the six month period ended December 31, 2001. Management has determined that no adjustments are necessary to conform the ClubLink audited consolidated financial statements with the accounting policies used by the Offeror in the preparation of its financial statements.

The aggregate purchase price reflected in the unaudited pro forma consolidated financial statements is preliminary and based on the financial position of ClubLink at September 30, 2002. The final actual purchase price and related allocations will reflect the fair value at the actual acquisition date of the assets acquired and liabilities assumed. Actual allocations may differ significantly from the preliminary allocation included herein.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments as if they had occurred on September 30, 2002 in respect of the unaudited pro forma consolidated balance sheet and on January 1, 2002 in respect of the unaudited pro forma consolidated statement of earnings.

(a) Consolidated balance sheet and statement of earnings of Tri-White

The unaudited consolidated balance sheet and statement of earnings of the Offeror as at September 30, 2002 includes equity earnings of $1.5 million from ClubLink and dividends of $250 from ClubLink, which have been reversed.

(b) Consolidated balance sheet and statement of earnings of ClubLink

The unaudited consolidated balance sheet and statement of earnings of ClubLink as at September 30, 2002 has been re-classified to conform with the presentation of the unaudited consolidated balance sheet and statements of earnings of the Offeror as at September 30, 2002 with respect to the convertible debentures.

(c) Outstanding stock options in ClubLink

Number of ClubLink stock options with an exercise price below $7.50 assumed to be exercised prior to the acquisition are 964,600, for proceeds of $5.9 million.

(d) Acquisition by the Offeror of remaining outstanding Common Shares of ClubLink, and all outstanding 6% ClubLink Convertible Debentures

The Offeror's initial investment in ClubLink was completed on September 4, 2001. The Offeror owns 5 million Common Shares of ClubLink with an initial cost of $25 million. The Offeror accounts for its investment in ClubLink using the equity method. The Offeror plans to acquire the balance of the outstanding Common Shares in ClubLink at a cost of $110.9 million. This represents a share price of $7.50 on approximately 14.8 million Common Shares. It is not possible to predict the constituent parts of the

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

purchase price consideration. For the purposes of these unaudited pro forma consolidated financial statements it has been assumed that the purchase price consideration will consist, for the Common Shares, of $55.5 million in cash, and the issuance of 18.5 million TWH Shares for $55.4 million, and for the 6% convertible debentures of ClubLink, will consist of the issuance of $76,714,000 aggregate principal amount of 6% convertible debentures of the Offeror. The Offeror intends to borrow $39.6 million to finance this acquisition.

	Value of Common Shares acquired		
Consideration	**Initial purchase**	**Current purchase**	**Total**
	$	$	$
Value of Common Shares — acquired	25,000	110,946	135,946
Estimated transaction costs	—	2,070	2,070
	25,000	113,016	138,016
Book value of net assets acquired			
Cash and cash equivalents	10,153	11,970	
Amounts receivable and other assets	45,204	34,705	
Capital assets	369,607	394,527	
Development assets	65,831	63,457	
	490,795	504,659	
Bank indebtedness and loans	(5,004)	(18,719)	
Accounts payable and accrued liabilities	(32,428)	(29,238)	
Long-term debt	(139,314)	(152,939)	
Convertible debentures	(91,160)	(76,714)	
Deferred membership fees, net	—	(8,753)	
Future income tax liabilities	(7,332)	(7,744)	
Minority interest	(161,668)	(53,198)	
Net assets acquired	53,889	157,354	
Less: Purchase price	25,000	113,016	
Negative purchase price discrepancy	28,889	44,338	

(d)(i) Purchase price differential

The excess of the book value of the net assets purchased over the purchase price, otherwise known as the "negative purchase price discrepancy", has been allocated based on managements' best estimates and is as follows:

	$
Golf course lands	27,688
Depreciable capital assets	28,070
Development assets	7,469
Accounts payable and accrued liabilities	10,000
	73,227

(d)(ii) Transaction costs

Transaction costs of $2.1 million have been estimated and added to the purchase price.

TRI-WHITE CORPORATION

Purchase of 14.8 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

September 30, 2002

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(d)(iii) Interest expense

Incremental debt of the acquisition is assumed to total $39.6 million through a bridge facility and an existing line of credit at 6.5%.

(d)(iv) Change in book value of investment

Change in book value of investment since the initial purchase has been included in the other assets.

(e) Income taxes

Income taxes have been adjusted to reflect the tax implications of the adjustments stated above.

(f) Amortization of depreciable capital assets

Excess of the book value of the net assets purchased over the purchase price allocated to depreciable capital assets is amortized on a straight line basis.

(g) Future income taxes

The acquisition of the ClubLink Common Shares and related purchase price allocation may give rise to changes in future income tax amounts. At this time, the impact of these amounts cannot be determined and therefore, no adjustments have been made in these unaudited pro forma consolidated financial statements.

3. SHARE CAPITAL

The following weighted average TWH Shares have been used to calculate the per share information:

	Actual number of shares	Weighted average number of shares	Amount
			$
Basic			
Balance at September 30, 2002	45,890	45,880	61,065
TWH Shares to be issued to purchase 14.8 million ClubLink Common Shares	18,458	18,458	55,373
	64,348	64,338	116,438
Diluted			
Balance at September 30, 2002		46,083	
TWH Shares to be issued to purchase 14.8 million ClubLink Common Shares		18,458	
		64,541	

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

December 31, 2001

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

COMPILATION REPORT

To the Directors of
Tri-White Corporation:

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Tri-White Corporation** as at December 31, 2001 and unaudited pro forma consolidated statement of earnings for the year ended December 31, 2001 which have been prepared for inclusion in the Offer to Purchase dated November 15, 2002 by Tri-White Corporation based upon the aquisition of 4.9 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

Calgary, Alberta
November 15, 2002

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)

As at December 31, 2001

(in thousands of dollars)

	Tri-White	ClubLink	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
ASSETS					
Current					
Cash and cash equivalents	2,500	8,225	(c)	5,938	235
			(d)	(12,000)	
			(a)	(2,358)	
			(d)(ii)	(2,070)	
Accounts receivable	757	1,802		—	2,559
Mortgages and loans receivable	—	2,354		—	2,354
Income and other taxes recoverable	2,912	—		—	2,912
Inventories	4,970	—		—	4,970
Prepaid expenses and other assets	1,003	2,873	(d)(iv)	1,602	5,478
	12,142	15,254		(8,888)	18,508
Portfolio investments	12,723	1,250		—	13,973
Long-term investments	25,000	—	(d)	36,771	—
			(d)	2,070	
			(d)	(25,000)	
			(d)	(38,841)	
Notes receivable	—	9,790		—	9,790
Capital assets	84,815	386,544	(d)(i)	(27,620)	443,739
Development assets	—	56,521	(d)(i)	(3,700)	52,821
Deferred financing charges	—	3,548		—	3,548
Total assets	134,680	472,907		(65,208)	542,379
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Bank indebtedness and loans	8,839	8,505	(d)	6,386	23,730
Accounts payable and accrued liabilities	2,110	11,451	(d)(i)	10,000	23,561
Capital lease obligations	—	6,263		—	6,263
Prepaid annual dues and deposits	—	5,185		—	5,185
Current portion of provision for future site restoration	366	—		—	366
	11,315	31,404		16,386	59,105
Convertible debentures	—	1,265		—	1,265
Long-term debt	—	128,262		—	128,262
Capital lease obligations	—	11,122		—	11,122
Other long-term liabilities	—	1,177		—	1,177
Future income tax liabilities	16,275	7,038		—	23,313
Provision for future site restoration	396	—		—	396
Total liabilities	27,986	180,268		16,386	224,640
Minority interest	—	—		103,146	103,146
Shareholders' equity					
Convertible debentures	—	89,513		—	89,513
Share capital	60,786	182,515	(c)	5,938	79,172
			(a)	(2,358)	
			(d)	18,386	
			(d)	(186,095)	
Cumulative translation adjustment	4,450	—		—	4,450
Retained earnings	41,458	20,611	(d)	(20,611)	41,458
Total shareholders' equity	106,694	292,639		(184,740)	214,593
Total liabilities and shareholders' equity	134,680	472,907		(65,208)	542,379

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

For the year ended December 31, 2001
(in thousands of dollars, except for per share amounts)

	Tri-White			ClubLink			
	Unaudited for six month period ended June 30, 2001	Audited for six month period ended December 31, 2001	For the twelve month period ended December 31, 2001	Audited for the year ended December 31, 2001	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated for the year ended December 31, 2001
	$	$	$	$ (Note 2 (a))		$	$
REVENUE	14,662	25,316	39,978	118,275		—	158,253
Cost of sales and operating expenses	10,550	12,289	22,839	83,101		—	105,940
Earnings from operations before the undernoted	4,112	13,027	17,139	35,174		—	52,313
Amortization	1,860	1,735	3,595	10,213	(f)	(556)	13,252
Earnings before other expense (income) and income taxes	2,252	11,292	13,544	24,961		556	39,061
OTHER EXPENSE (INCOME)							
Interest and other	(1,062)	222	(840)	7,948	(d)(iii)	415	7,523
Interest expense, convertible debenture	—	—	—	—	(a)	5,671	5,671
Net loss on sale of assets and investments	—	2	2	—		—	2
	(1,062)	224	(838)	7,948		6,086	13,196
Earnings (loss) before income taxes	3,314	11,068	14,382	17,013		(5,530)	25,865
Provision for (recovery of) income taxes							
Current	121	3,391	3,512	2,909	(a),(e)	(2,712)	3,709
Future	163	2,404	2,567	1,230	(e)	234	4,031
	284	5,795	6,079	4,139		(2,478)	7,740
Net earnings (loss) from continuing operations	3,030	5,273	8,303	12,874		(3,052)	18,125
Loss on sale of discontinued operations	—	(1,976)	(1,976)	—		—	(1,976)
Gain on purchase and cancellation of convertible debentures (net of income taxes of $195)	—	—	—	824		—	824
Convertible debenture interest (net of tax recovery of $2,304)	—	—	—	(3,367)	(a)	3,367	—
Write-down of long-term investment (The Links Group — section 11)	—	—	—	(9,981)		—	(9,981)
Minority interest	—	—	—	—	(g)	(175)	(175)
NET EARNINGS (LOSS) FOR THE PERIOD	3,030	3,297	6,327	350		140	6,817
EARNINGS PER COMMON SHARE (note 3)							
Basic							
Continuing operations			0.18				0.35
Net earnings			0.14				0.13
Diluted							
Continuing operations			0.18				0.35
Net earnings			0.14				0.13

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

December 31, 2001

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been prepared by management in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated statements have been prepared from information derived from the audited consolidated financial statements of Tri-White Corporation (the "Offeror" or "TWH") for the six month period ended December 31, 2001 and the audited consolidated financial statements of ClubLink Corporation ("ClubLink") for the year ended December 31, 2001, adjusted to reflect the assumptions described below with respect to the acquisition by the Offeror of 4.9 million Common Shares of ClubLink, and all of the outstanding 6% convertible debentures ("Debentures") to increase ownership to 50.1% of the outstanding Common Shares of ClubLink and all of the outstanding Debentures. The acquisition has been accounted for by the purchase method.

In the opinion of the Offeror, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings contain all material adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings are not necessarily indicative of the financial position or earnings from operations that would have occurred if the acquisition of the Common Shares and Debentures had taken place on the dates indicated or of the earnings from operations which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Offeror for the six month period ended December 31, 2001 and ClubLink for the year ended December 31, 2001.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Offeror's audited consolidated financial statements for the six month period ended December 31, 2001. Management has determined that no adjustments are necessary to conform the ClubLink audited consolidated financial statements with the accounting policies used by the Offeror in the preparation of its financial statements.

The aggregate purchase price reflected in the unaudited pro forma consolidated financial statements is preliminary and based on the financial position of ClubLink at December 31, 2001. The final actual purchase price and related allocations will reflect the fair value at the actual acquisition date of the assets acquired and liabilities assumed. Actual allocations may differ significantly from the preliminary allocation included herein.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments as if they had occurred on December 31, 2001 in respect of the unaudited pro forma consolidated balance sheet and on January 1, 2001 in respect of the unaudited pro forma consolidated statement of earnings.

(a) Consolidated balance sheet and statement of earnings of ClubLink

The audited consolidated balance sheet and statement of earnings of ClubLink as at December 31, 2001 has been re-classified to conform with the presentation of the audited consolidated balance sheet and statements of earnings of the Offeror as at December 31, 2001 with respect to the convertible debentures. Consideration has been given to the repurchase of Common Shares by ClubLink during the nine month period ended September 30, 2002 for cash of $2.3 million. The effect of this has been a decrease in cash and share capital of $2.3 million.

(b) Consolidated statement of earnings of Tri-White

The audited consolidated statement of earnings of Tri-White for the six month period ended December 31, 2001 has been adjusted to a twelve month period ended December 31, 2001.

(c) Outstanding stock options in ClubLink

Number of ClubLink stock options with an exercise price below $7.50 assumed to be exercised prior to the acquisition are 964,600, for proceeds of $5.9 million.

(d) Acquisition by the Offeror of 4.9 million ClubLink Common Shares and all outstanding ClubLink 6% Convertible Debentures

The Offeror's initial investment in ClubLink was completed on September 4, 2001. The Offeror owns 5 million Common Shares of ClubLink with an initial cost of $25 million. The Offeror accounts for its investment in ClubLink using the equity method. The Offeror plans to acquire an additional 4.9 million Common Shares at $7.50 per share, for a total cost of $36.8 million. It is not

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

possible to predict the constituent parts of the purchase price consideration. For the purposes of these unaudited pro forma consolidated financial statements it has been assumed that the purchase price consideration will consist, for the Common Shares, of $18.4 million in cash and the issuance of 6.1 million TWH Shares for $18.4 million and for the 6% convertible debentures of ClubLink, will consist of the issuance of $76,714,000 aggregate principal amount of 6% convertible debentures of the Offeror. The Offeror intends to borrow $6.4 million to finance this acquisition.

	Value of Common Shares acquired		
Consideration	**Initial purchase**	**Current purchase**	**Total**
	$	$	$
Value of Common Shares — acquired	25,000	36,771	61,771
Estimated transaction costs	—	2,070	2,070
Total purchase price	25,000	38,841	63,841
Book value of net assets acquired			
Cash and cash equivalents	10,153	11,805	
Amounts receivable and other assets	45,204	21,617	
Capital assets	369,607	386,544	
Development assets	65,831	56,521	
	490,795	476,487	
Bank indebtedness and loans	(5,004)	(19,953)	
Accounts payable and accrued liabilities	(32,428)	(23,750)	
Long-term debt	(139,314)	(129,527)	
Convertible debentures	(91,160)	(89,513)	
Future income tax liabilities	(7,332)	(7,038)	
Minority interest	(161,668)	(155,434)	
Net assets acquired	53,889	51,272	
Less: Purchase price	25,000	38,841	
Negative purchase price discrepancy	28,889	12,431	

(d)(i) Purchase price differential

The excess of the book value of the net assets purchased over the purchase price, otherwise known as the "negative purchase price discrepancy", has been allocated based on managements' best estimates and is as follows:

	$
Golf course lands	13,715
Depreciable capital assets	13,905
Development assets	3,700
Accounts payable and accrued liabilities	10,000
	41,320

(d)(ii) Transaction costs

Transaction costs of $2.1 million have been estimated and added to the purchase price.

(d)(iii) Interest expense

Incremental debt of the acquisition is assumed to total $6.4 million through an existing line of credit at 6.5%.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(d)(iv) Change in book value of investment

Change in book value of investment since the initial purchase has been included in the other assets.

(e) Income taxes

Income taxes have been adjusted to reflect the tax implications of the adjustments stated above.

(f) Amortization of depreciable capital assets

Excess of the book value of the net assets purchased over their purchase price allocated to depreciable capital assets is amortized on a straight line basis.

(g) Minority interest

Minority interest is calculated at 49.9% of the ClubLink earnings.

(h) Future income taxes

The acquisition of the ClubLink Common Shares and Debentures and related purchase price allocation may give rise to changes in future income tax amounts. At this time, the impact of these amounts cannot be determined and therefore, no adjustments have been made in these unaudited pro forma consolidated financial statements.

3. SHARE CAPITAL

The following weighted average TWH Shares have been used to calculate the per share information:

	Actual number of shares	Weighted average number of shares	Amount
			$
Basic			
Balance at December 31, 2001	45,781	46,390	60,786
TWH Shares to be issued to purchase 4.9 million ClubLink Common Shares	6,129	6,129	18,386
	51,910	52,519	79,172
Diluted			
Balance at December 31, 2001		46,395	
TWH Shares to be issued to purchase 4.9 million ClubLink Common Shares		6,129	
		52,524	

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2002

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

COMPILATION REPORT

To the Directors of
Tri-White Corporation:

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Tri-White Corporation** as at September 30, 2002 and unaudited pro forma consolidated statement of earnings for the nine month period ended September 30, 2002 which have been prepared for inclusion in the Offer to Purchase dated November 15, 2002 by Tri-White Corporation based upon the acquisition of 4.9 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

Calgary, Alberta
November 15, 2002

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Deloitte
Touche
Tohmatsu

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)

As at September 30, 2002
(in thousands of dollars)

	Tri-White	ClubLink	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
ASSETS					
Current					
Cash and cash equivalents	7,078	5,782	(c)	5,938	728
			(d)	(16,000)	
			(d)(ii)	(2,070)	
Accounts receivable	6,847	9,697		—	16,544
Mortgages and loans receivable	3,000	2,859		—	5,859
Inventories	4,480	—		—	4,480
Prepaid expenses and other assets	1,576	5,980		691	8,247
	22,981	24,318		(11,441)	35,858
Portfolio investments	11,853	—		—	11,853
Long-term investments	27,228	1,976	(d)	36,771	2,976
			(d)(ii)	2,070	
			(d)	(38,841)	
			(d)	(26,228)	
Notes receivable	—	10,772		—	10,772
Capital assets	84,625	394,527	(d)(i)	(28,626)	450,526
Development assets	—	63,457	(d)(i)	(3,834)	59,623
Deferred financing charges	—	3,421		—	3,421
Total assets	146,687	498,471		(70,129)	575,029
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY					
Current					
Bank indebtedness and loans	3,783	3,623	(d)	2,386	9,792
Accounts payable and accrued liabilities	8,290	17,836	(d)(i)	10,000	36,126
Long-term debt	—	7,593		—	7,593
Capital lease obligations	—	5,177		—	5,177
Prepaid annual dues and deposits	—	9,919		—	9,919
Income and other taxes payable	2,772	—		—	2,772
Current portion of provision for future site restoration	156	—		—	156
	15,001	44,148		12,386	71,535
Long-term debt	—	145,346		—	145,346
Capital lease obligations	—	10,517		—	10,517
Other long-term liabilities	—	885		—	885
Deferred membership fees, net	—	8,753		—	8,753
Future income tax liabilities	17,612	7,744		—	25,356
Provision for future site restoration	318	—		—	318
Total liabilities	32,931	217,393		12,386	262,710
Minority interest	—	—		104,941	104,941
Shareholders' equity					
Convertible debentures	—	76,714		—	76,714
Share capital	61,065	180,157	(c)	5,938	79,451
			(d)	18,386	
			(d)	(186,095)	
Cumulative translation adjustment	5,085	—		—	5,085
Retained earnings	47,606	24,207	(d)	(24,457)	46,128
			(a)	(1,478)	
			(a)	250	
Total shareholders' equity	113,756	281,078		(187,456)	207,378
Total liabilities and shareholders' equity	146,687	498,471		(70,129)	575,029

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

For the nine month period ended September 30, 2002
(in thousands of dollars, except for per share amounts)

	Tri-White	ClubLink	(Note 2)	Pro Forma Adjustments	Pro Forma Consolidated
	$	$		$	$
REVENUE	40,450	94,480		—	134,930
Cost of sales and operating expenses	21,814	69,224		—	91,038
Earnings from operations before the undernoted	18,636	25,256		—	43,892
Amortization	3,526	8,882	(f)	(432)	11,976
Earnings before other expense (income) and income taxes	15,110	16,374		432	31,916
OTHER EXPENSE (INCOME)					
Interest and other	63	(1,927)	(d)(iii)	116	(1,748)
Interest expense, convertible debenture	—	7,676	(b)	3,906	11,582
Net loss on sale of assets and investments	33	—		—	33
Earnings of equity accounted investments	(1,478)	—	(a)	1,478	—
	(1,382)	5,749		5,500	9,867
Earnings (loss) before income taxes	16,492	10,625		(5,068)	22,049
Provision for (recovery of) income taxes					
Current	4,881	3,650	(e), (b)	(1,514)	7,017
Future	1,337	706	(e)	(129)	1,914
	6,218	4,356		(1,643)	8,931
Net earnings (loss) from continuing operations	10,274	6,269		(3,425)	13,118
Gain on purchase and cancellation of convertible debentures (net of income taxes of $440)	—	1,661		—	1,661
Convertible debenture interest (net of tax recovery of $1,465)	—	(2,441)	(b)	2,441	—
Minority interest	—	—	(g)	2,739	2,739
NET EARNINGS FOR THE PERIOD	10,274	5,489		1,755	17,518
EARNINGS PER COMMON SHARE (Note 3)					
Basic					
Continuing operations	0.22				0.25
Net earnings	0.22				0.34
Diluted					
Continuing operations	0.22				0.25
Net Earnings	0.22				0.34

TRI-WHITE CORPORATION

Purchase of 4.9 million ClubLink Common Shares at $7.50 per share and $76,714,000 principal amount of ClubLink 6% Convertible Debentures

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2002

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings have been prepared by management in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated Statements have been prepared from information derived from the unaudited consolidated balance sheets of Tri-White Corporation (the "Offeror") and ClubLink Corporation ("ClubLink") as of September 30, 2002 and the unaudited statements of operations for the nine month period ended September 30, 2002, adjusted to reflect the assumptions described below with respect to the acquisition by the Offeror of 4.9 million Common Shares of ClubLink, and all of the outstanding 6% convertible debentures ("Debentures") to increase the ownership to 50.1% of the outstanding Common Shares of ClubLink and all of the outstanding Debentures. The acquisition has been accounted for by the purchase method.

In the opinion of the Offeror, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings contain all material adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings are not necessarily indicative of the financial position or earnings from operations that would have occurred if the acquisition of the Common Shares and Debentures had taken place on the dates indicated or of the earnings from operations which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Offeror for the six month period ended December 31, 2001 and ClubLink for the year ended December 31, 2001 and unaudited financial statements of the Offeror and ClubLink for the nine month period ended September 30, 2002.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Offeror's audited consolidated financial statements for the six month period ended December 31, 2001. Management has determined that no adjustments are necessary to conform the ClubLink audited consolidated financial statements with the accounting policies used by the Offeror in the preparation of its financial statements.

The aggregate purchase price reflected in the unaudited pro forma consolidated financial statements is preliminary and based on the financial position of ClubLink at September 30, 2002. The final actual purchase price and related allocations will reflect the fair value at the actual acquisition date of the assets acquired and liabilities assumed. Actual allocations may differ significantly from the preliminary allocation included herein.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments as if they had occurred on September 30, 2002 in respect of the unaudited pro forma consolidated balance sheet and on January 1, 2002 in respect of the unaudited pro forma consolidated statement of earnings.

(a) Consolidated balance sheet and statement of earnings of Tri-White

The unaudited consolidated balance sheet and statement of earnings of the Offeror as at September 30, 2002 includes equity earnings of $1.5 million from ClubLink and dividends of $250 from ClubLink, which have been reversed.

(b) Consolidated balance sheet and statement of earnings of ClubLink

The unaudited consolidated balance sheet and statement of earnings of ClubLink as at September 30, 2002 has been re-classified to conform with the presentation of the audited consolidated balance sheet and statements of earnings of the Offeror as at September 30, 2002 with respect to the convertible debentures.

(c) Outstanding stock options in ClubLink

Number of ClubLink stock options with an exercise price below $7.50 assumed to be exercised prior to the acquisition are 964,600, for proceeds of $5.9 million.

(d) Acquisition by the Offeror of 4.9 million ClubLink Common Shares and all outstanding ClubLink 6% Convertible Debentures

The Offeror's initial investment in ClubLink was completed on September 4, 2001. The Offeror owns 5 million Common Shares of ClubLink with an initial cost of $25 million. The Offeror accounts for its investment in ClubLink using the equity method. The Offeror plans to acquire an additional 4.9 million Common Shares at $7.50 per share, for the total cost of $36.8 million. It is not possible to predict the constituent parts of the purchase price consideration. For the purposes of these unaudited pro forma

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

consolidated financial statements it has been assumed that the purchase price consideration will consist, for the Common Shares, of $18.4 million in cash and the issuance of 6.1 million TWH Shares shares for $18.4 million and for the 6% convertible debentures of ClubLink, will consist of the issuance of $76,714,000 aggregate principal amount of 6% convertible debentures of the Offeror. The Offeror intends to borrow $2.4 million to finance this acquisition.

	Value of Common Shares acquired		
Consideration	**Initial purchase**	**Current purchase**	**Total**
	$	$	$
Value of Common Shares — acquired	25,000	36,771	61,771
Estimated transaction costs	—	2,070	2,070
Total purchase price	25,000	38,841	63,841
Book value of net assets acquired			
Cash and cash equivalents	10,153	11,970	
Amounts receivable and other assets	45,204	34,705	
Capital assets	369,607	394,527	
Development assets	65,831	63,457	
	490,795	504,659	
Bank indebtedness and loans	(5,004)	(18,720)	
Accounts payable and accrued liabilities	(32,428)	(29,239)	
Long-term debt	(139,314)	(152,939)	
Convertible debentures	(91,160)	(76,714)	
Deferred membership fees, net	—	(8,753)	
Future income tax liabilities	(7,332)	(7,744)	
Minority interest	(161,668)	(158,138)	
Net assets acquired	53,889	52,412	
Less: Purchase price	25,000	38,841	
Negative purchase price discrepancy	28,889	13,571	

(d)(i) Purchase price differential

The excess of the book value of the net assets purchased over the purchase price, otherwise known as the "negative purchase price discrepancy", has been allocated based on managements' best estimates and is as follows:

	$
Golf course lands	14,215
Depreciable capital assets	14,411
Development assets	3,834
Accounts payable and accrued liabilities	10,000
	42,460

(d)(ii) Transaction costs

Transaction costs of $2.1 million have been estimated and added to the purchase price.

(d)(iii) Interest expense

Incremental debt of the acquisition is assumed to total $2.4 million through an existing line of credit at 6.5%.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

(d)(iv) Change in book value of investment

Change in book value of investment since the initial purchase has been included in the other assets.

(e) Income taxes

Income taxes have been adjusted to reflect the tax implications of the adjustments stated above.

(f) Amortization of depreciable capital assets

Excess of the book value of the net assets purchased over the purchased price allocated to depreciable capital assets is amortized on a straight line basis.

(g) Minority interest

Minority interest is calculated at 49.9% of the ClubLink earnings.

(h) Future income taxes

The acquisition of the ClubLink Common Shares and related purchase price allocation may give rise to changes in future income tax amounts. At this time, the impact of these amounts cannot be determined and therefore, no adjustments have been made in these unaudited pro forma consolidated financial statements.

3. SHARE CAPITAL

The following weighted average TWH Shares have been used to calculate the per share information:

	Actual number of shares	Weighted average number of shares	Amount
			$
Basic			
Balance at September 30, 2002	45,890	45,880	61,065
TWH Shares to be issued to purchase 4.9 million ClubLink Common Shares	6,129	6,129	18,386
	52,019	52,009	79,451
Diluted			
Balance at September 30, 2002		46,083	
TWH Shares to be issued to purchase 4.9 million ClubLink Common Shares		6,129	
		52,212	

CONSENT OF BMO NESBITT BURNS INC.

We refer to the formal valuations dated November 12, 2002 (the "Valuations") of securities of ClubLink Corporation (the "ClubLink Securities") and of securities of Tri-White Corporation ("Tri-White") that we prepared in connection with an offer by Tri-White to purchase the ClubLink Securities (the "Offer"). The Offer and other information are set forth in Tri-White's offer and related take-over bid circular dated November 15, 2002 (collectively, the "Circular").

We consent to the filing of the Valuations with Canadian securities regulatory authorities where required by applicable law. We also consent to the inclusion of the summary of the Valuations that is set forth in the Circular under "Circular — Valuation Summary and Prior Valuations — Valuation Summary".

(Signed) BMO NESBITT BURNS INC.

Toronto, Canada
November 15, 2002

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

November 15, 2002

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

RE: Tri-White Corporation (the "Offeror")

We refer to the Offer to Purchase of the Offeror, dated November 15, 2002, all of the common shares and 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation.

We consent to the use, in the above-mentioned Offer to Purchase, of our report dated March 19, 2002 (except Note 14 which is dated November 15, 2002) on the following financial statements:

Consolidated Balance Sheets as at December 31, 2001 and June 30, 2001;
Consolidated Statements of Earnings, Retained Earnings and Cash Flows for the six months ended December 31, 2001 and the years ended June 30, 2001, 2000, and 1999 respectively.

We report that we have read the Offer to Purchase and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We also consent to the use of our compilation reports dated November 15, 2002 on the unaudited Pro Forma Consolidated Balance Sheets as at September 30, 2002 and December 31, 2001 and the unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2002 and for the year ended December 31, 2001 based on the acquisition of 14.8 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation.

We also consent to the use of our compilation reports dated November 15, 2002 on the unaudited Pro Forma Consolidated Balance Sheets as at September 30, 2002 and December 31, 2001 and the unaudited Pro Forma Consolidated Statements of Earnings for the nine months ended September 30, 2002 and for the year ended December 31, 2001 based on the acquisition of 4.9 million issued and outstanding common shares and all of the 6% convertible subordinate debentures due May 15, 2008 of ClubLink Corporation.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) "Deloitte & Touche LLP"
Chartered Accountants

Deloitte
Touche
Tohmatsu

THE DEPOSITARY FOR THE OFFER IS:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: caregistryinfo@computershare.com

By Facsimile Transmission
Fax: (416) 981-9663

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at telephone number and location set out above.

The instructions accompanying the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

TRI-WHITE CORPORATION
LETTER OF TRANSMITTAL
for
Common Shares of
CLUBLINK CORPORATION

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing Common Shares (as defined in the Offer to Purchase) of ClubLink Corporation ("ClubLink") deposited pursuant to the offer to purchase (the "**Offer to Purchase**") dated November 15, 2002 made by Tri-White Corporation (the "**Offeror**"). **The Offer will be open for acceptance until the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer to Purchase is extended or withdrawn.** The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used, but not defined, in this Letter of Transmittal which are defined in the Offer to Purchase shall have the same meanings herein as given to them in the Offer to Purchase.

Please carefully read the Instructions set out below before completing this Letter of Transmittal.

TO: TRI-WHITE CORPORATION

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA (the "Depositary")

The undersigned delivers to you the enclosed certificate(s) for Common Shares, as the case may be, details of which are as follows:

(see items 1, 8 and 9 of the instructions)

Certificate Number	Name in which Registered	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited
	TOTAL		

(Attach list to the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer to Purchase and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Common Shares, including for greater certainty the Rights associated with the Common Shares, and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer to Purchase for and in respect of the Common Shares represented by such certificates (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities, including, without limitation any and all dividends, distributions, payment, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Securities on or after the date hereof (collectively, the "Other Securities");

(c) acknowledges and agrees that the execution of this Letter of Transmittal irrevocably constitutes and appoints any officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the holder of the Common Shares, as the case may be, covered by this Letter of Transmittal with respect to the Deposited Securities and with respect to the Other Securities;

(d) acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Transmittal and shall in all cases be effective only on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**"), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Deposited Securities on the appropriate register of holders maintained by ClubLink; and (b) to exercise any and all of the rights of the holder of Deposited Securities and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Securities and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Deposited Securities in respect of such Deposited Securities and Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of ClubLink, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and Other Securities;

(e) agrees that upon the execution of this Letter of Transmittal, effective on and after the Effective Date, not to vote any of the Deposited Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of ClubLink and not to exercise any or all of the other rights or privileges attached to the Deposited Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Deposited Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the holder in respect of the Deposited Securities or Other Securities;

(f) acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

(g) agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities or Other Securities and all rights of the undersigned in respect thereof, including the right to receive accrued and unpaid interest thereon effectively to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be;

(h) agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer to Purchase and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

(i) represents and warrants that:

  (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Securities to any other person;

  (ii) the undersigned or the person on whose behalf the Deposited Securities are being deposited has good title to and is the beneficial owner of the Deposited Securities within the meaning of applicable laws;

  (iii) the deposit of such Deposited Securities complies with applicable laws; and

  (iv) when such Deposited Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others whatsoever; and

(j) directs and irrevocably authorizes the Offeror and the Depositary to (i) issue or cause to be issued a cheque or cheques in the full amount of the Cash Option of the Offer Price (as such term is defined in the Offer to Purchase) to which the undersigned is entitled in respect of the Common Shares pursuant to the Offer, in the name indicated below, and to send such cheque or cheques as the case may be to the address, or hold the same for pickup, as indicated below, (ii) issue or cause to be issued TWH Shares in the full amount of the Share Option of the Offer Price (as such term is defined in the Offer to Purchase) to which the undersigned is entitled in respect of the Common Shares pursuant to the Offer, in the name indicated below, and to send such TWH Shares to the address, or hold the same for pickup, as indicated below, and (iii) return any certificates for Deposited Securities not purchased to the address indicated below (and if no name, address or delivery instructions are indicated to the undersigned at the address of the undersigned as it appears on the applicable securities register of ClubLink).

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

BLOCK A
(see items 3 and 4 of the instructions)

ISSUE CHEQUE(S) AND/OR TWH SHARE(S) IN THE NAME OF (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Social Insurance, Taxpayer Identification, or Social Security No.)

☐ The name above is the name registered on the certificates deposited herewith.

BLOCK B
(see item 4 of the instructions)

SEND CHEQUE(S) AND/OR TWH SHARE(S) (UNLESS BOX C IS CHECKED) TO (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

☐ The address above is the address of the Shareholder as it appears on the register of Shareholders of ClubLink.

BLOCK C

☐ HOLD CHEQUE(S) AND/OR TWH SHARE(S) FOR PICK UP AGAINST COUNTER RECEIPT AT THE FOLLOWING OFFICE OF THE DEPOSITARY ______________

BLOCK D
CASH AND/OR SHARE ELECTION

The undersigned hereby elects to have the Deposited Common Shares represented by the above certificate(s) treated as:

☐ **Cash equal to $7.50 for each Common Share deposited (the "Cash Option")**

OR

☐ **2.5 TWH Shares for each Common Share deposited (the "Share Option"))**

OR

☐ **__________ Common Shares deposited for cash equal to $7.50 per Common Share and __________ Common Shares deposited for TWH Shares equal to 2.5 TWH Shares per Common Share.**

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the Share Option. The undersigned acknowledges that the consideration payable under the Offer and, accordingly, this election, is subject to proration provisions set forth in Section 1 of the Offer.

Note: The total number of Cash Elected Shares and the TWH Share Elected Shares must be equal to the total number of Common Shares represented by the share certificate(s) in the box above.

BLOCK E

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ____________________ Date of Guaranteed Delivery: ____________________

Name of Institution which Guaranteed Delivery: ____

BLOCK F

SUBSTITUTE FORM W-9

To be completed by United States Shareholders only

(see item 7 of the instructions)

____

Taxpayer Identification Number

(If awaiting TIN write "Applied For" and complete **Certificate of Payee Awaiting Taxpayer Identification Number** below)

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a taxpayer identification number to be issued to me), **and**
2. I am not subject to backup withholding because: (**a**) I am exempt from backup withholding, or (**b**) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (**c**) the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item **2** above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item **2**.

Signature ____ Date ____________________

CERTIFICATE OF PAYEE AWAITING TAXPAYER IDENTIFICATION NUMBER

(Must Be Completed If You Wrote "Applied For" Above)

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, thirty percent (30%) of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature ____ Date ____________________

Signature guaranteed by:
(if required under item 4 of the instructions):

Dated: ____________________________, 2002.

Authorized Signature

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Telephone Number of Guarantor

Signature of Shareholder or Authorized Representative
(see items 3 and 5 of the instructions)

Telephone Number of Shareholder or Authorized Representative

Facsimile Number of Shareholder or Authorized Representative

Social Insurance Number
(or Taxpayer Identification Number or
Social Security Number of U.S. residents)

Name of Shareholder (please print or type)

Name of Authorized Representative,
if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices of the Depositary specified on the back page of this document at or prior to the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer is extended or withdrawn.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained, otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the deposit of those Common Shares.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing such Common Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Common Shares and all other required documents to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed applicable Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Letter of Transmittal or a manually signed facsimile thereof, is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, courier, facsimile transmission or mail) together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, before the Expiry Time; and

(c) the certificate(s) representing the deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office as set forth in the Letter of Transmittal before 4:30 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the holder of Common Shares accepting the Offer or by such holder's duly authorized representative (in accordance with item 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, both or all such owners must sign the Letter of Transmittal;

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) for Common Shares, or if a cheque is to be issued to a person other than the registered owner(s):

   (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate power(s) of attorney duly and properly completed by the registered owner(s); and

   (ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in item 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of ClubLink, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary, as applicable (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representations and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders and Return of Securities Not Purchased

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on the front page of this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated on the front page of this Letter of Transmittal as soon as practicable after the Expiry Time.

7. Backup U.S. Federal Income Tax Withholding and Substitute Form W-9

Under U.S. federal income tax law, payments that may be made by the Offeror on account of Common Shares deposited pursuant to this Offer to Purchase may be subject to backup withholding at a rate of 30%. To avoid backup withholding, a Shareholder who is a U.S. person should provide the Depository with such Shareholder's correct taxpayer identification number ("TIN") (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing the Substitute Form W-9 enclosed with this Letter of Transmittal. Failure to complete the Substitute Form W-9 will not by itself cause the Common Shares to be deemed invalidly tendered. If, however, the Depository is not provided with the correct TIN, the Internal Revenue Service may subject the U.S. Shareholder or other payee to a fifty-dollar ($50) penalty. In addition, payments that are made to a U.S. Shareholder or other payee with respect to Common Shares deposited pursuant to the Offer to Purchase may be subject to backup withholding at the applicable rate (thirty percent (30%) in 2002 and 2003).

Certain Shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements.

If backup withholding applies, the Depository is required to withhold thirty percent (30%) of any payments made to the U.S. Shareholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service, provided that the appropriate information is furnished to the Internal Revenue Service.

If the U.S. Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future and so indicates on the Substitute Form W-9, the Depository may retain thirty percent (30%) of the payments made prior to the time a properly certified TIN is provided to the Depository. If the Shareholder properly certifies its TIN to the Depository within sixty (60) days of the date of the Substitute Form W-9, the Depository will remit such amount retained to the Shareholder. If, however, the Shareholder has not properly certified its TIN to the Depository within such sixty (60) day period, the Depository will remit such previously retained amount to the Internal Revenue Service as backup withholding.

What number to give the Depository: The Shareholder is required to give the Depository the TIN of the registered holder of the Common Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Common Shares, unless payment is to be made to a beneficial owner other than the registered holder. In such case, backup withholding will apply unless such beneficial owner, rather than the registered holder, completes the Substitute Form W-9.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and the number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Securities are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) All depositing Shareholders waive any right to receive any notice of acceptance of Deposited Securities for payment by execution of this Letter of Transmittal (or a facsimile thereof).

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and the holder of the Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom. Additional copies of the Offer to Purchase and Circular and the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this document.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such Letter to the transfer agent so that the transfer agent may provide replacement instructions to the holder.

THE DEPOSITARY FOR THE OFFER IS:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

TORONTO

100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail:
caregistryinfo@computershare.com

CALGARY

Western Gas Tower
Suite 600, 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8

MONTREAL

1500 University Street
Suite 700
Montreal, Quebec H3A 3S8

VANCOUVER

510 Burrard Street
2nd Floor
Vancouver, British Columbia
V6C 3B9

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at its offices or telephone numbers set out above.

The instructions accompanying the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

TRI-WHITE CORPORATION
LETTER OF TRANSMITTAL
for
6% Convertible Unsecured Subordinate Debentures due May 15, 2008
of
CLUBLINK CORPORATION

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing Debentures (as defined in the Offer to Purchase), as the case may be, of ClubLink Corporation ("ClubLink") deposited pursuant to the offer to purchase (the "**Offer to Purchase**") dated November 15, 2002 made by Tri-White Corporation (the "**Offeror**"). **The Offer will be open for acceptance until the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer to Purchase is extended or withdrawn.** The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used, but not defined, in this Letter of Transmittal which are defined in the Offer to Purchase shall have the same meanings herein as given to them in the Offer to Purchase.

Please carefully read the Instructions set out below before completing this Letter of Transmittal.

TO: TRI-WHITE CORPORATION

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA (the "Depositary")

The undersigned delivers to you the enclosed certificate(s) for Debentures, details of which are as follows:

(see items 1, 8 and 9 of the instructions)

Certificate Number	Name in which Registered	Principal Amount of Debentures Represented by Certificate	Principal Amount of Debentures Deposited
	TOTAL		

(Attach list to the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer to Purchase and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Debentures, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer to Purchase for and in respect of the principal amount of the Debentures represented by such certificates (the "**Deposited Debentures**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Debentures, including, all rights of the undersigned to receive accrued and unpaid interest thereon;

(c) acknowledges and agrees that the execution of this Letter of Transmittal irrevocably constitutes and appoints any officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the holder of the Debentures, covered by this Letter of Transmittal with respect to the Deposited Debentures;

(d) acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Transmittal and shall in all cases be effective only on and after the date that the Offeror takes up and pays for the Deposited Debentures (the "**Effective Date**"), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Deposited Debentures on the appropriate register of holders maintained by ClubLink; and (b) to exercise any and all of the rights of the holder of Deposited Debentures, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Debenture, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Deposited Debentures in respect of such Deposited Debentures for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of ClubLink, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Debentures, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Debentures;

(e) agrees that upon the execution of this Letter of Transmittal, effective on and after the Effective Date, not to vote any of the Deposited Debentures at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of ClubLink and not to exercise any or all of the other rights or privileges attached to the Deposited Debentures, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Deposited Debentures and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the holder in respect of the Deposited Debentures;

(f) acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Debentures with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

(g) agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Debentures and all rights of the undersigned in respect thereof, including the right to receive accrued and unpaid interest thereon effectively to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be;

(h) agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Debentures deposited pursuant to the Offer to Purchase and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

(i) represents and warrants that:

(i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Debentures and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Debentures to any other person;

(ii) the undersigned or the person on whose behalf the Deposited Debentures are being deposited has good title to and is the beneficial owner of the Deposited Debentures within the meaning of applicable laws;

(iii) the deposit of such Deposited Debentures complies with applicable laws; and

(iv) when such Deposited Debentures are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others whatsoever;

(j) directs and irrevocably authorizes the Offeror and the Depositary to (i) issue or cause to be issued TWH Debentures in the full amount payable for the Offer Price (as such term is defined in the Offer to Purchase) to which the undersigned is entitled in respect of the Debentures pursuant to the Offer, in the name indicated below, and to send such TWH Debentures to the address, or hold the same for pickup, as indicated below, and (ii) return any certificates for Deposited Debentures not purchased to the address indicated below (and if no name, address or delivery instructions are indicated to the undersigned at the address of the undersigned as it appears on the applicable securities register of ClubLink);

(k) in executing this letter of transmittal acknowledges and agrees that pursuant to section 12.15 of the trust indenture dated May 12, 1998 (the "Debenture Trust Indenture"), between ClubLink and CIBC Mellon Trust Company (the "Trustee"), such execution constitutes the undersigned's approval of the following resolution, which shall become effective only after the Effective Date:

WHEREAS pursuant to Section 12.15, "Instruments in Writing", of the trust indenture dated May 12, 1998 (the "Trust Indenture") between ClubLink and CIBC Mellon Trust Company (the "Trustee"), the powers of the Debentureholders may be exercised by Debentureholders holding in the aggregate 66⅔% of the principal amount of the outstanding Debentures by an instrument in writing signed in one or more counterparts by Debentureholders;

BE IT RESOLVED as an Extraordinary Resolution (as that term is defined in the Trust Indenture) that the Trustee, as Trustee for the holders of the Debentures issued and outstanding under the Trust Indenture, be and is hereby authorized under Section 3.01(b) of the Trust Indenture, to enter into a supplemental indenture with ClubLink providing for an amendment to the terms of the Debentures such that notwithstanding the prohibition on the redemption of the Debentures at any time prior to May 15, 2003 contained in Section 4.01 of the Trust Indenture, ClubLink, at its option, be permitted at any time after the Effective Date to redeem the Debentures with the redemption price therefor to be satisfied by the issuance of an equivalent principal amount of TWH Debentures and to execute (under corporate seal or otherwise) and deliver a supplemental indenture carrying out the intent of the foregoing, containing provisions amending the Trust Indenture substantially in the form set out in Exhibit "A" hereto, with such modifications as the signatories thereto may deem necessary or advisable, such approval to be evidenced by the execution of such supplemental indenture, and to execute (under corporate seal or otherwise) and deliver such other documents and take such further or other actions as shall appear to the Trustee and ClubLink to be necessary or desirable in order to carry out this Extraordinary Resolution;

This Extraordinary Resolution may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument notwithstanding their respective day of execution, and shall be deemed to be effective as of the Effective Date.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

BLOCK A
(see items 3 and 4 of the instructions)

ISSUE TWH DEBENTURE(S) IN THE NAME OF (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

____
(Social Insurance, Taxpayer Identification, or Social Security No.)

☐ The name above is the name registered on the certificates deposited herewith.

BLOCK B
(see item 4 of the instructions)

SEND TWH DEBENTURE(S) (UNLESS BOX C IS CHECKED) TO (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal or Zip Code)

☐ The address above is the address of the Debentureholder as it appears on the register of Debentureholders of ClubLink.

BLOCK C

☐ HOLD TWH DEBENTURE(S) FOR PICK UP AGAINST COUNTER RECEIPT AT THE TORONTO OFFICE OF THE DEPOSITARY

BLOCK D

☐ CHECK HERE IF DEBENTURES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder: ____________________ Date of Guaranteed Delivery: ____________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK E

SUBSTITUTE FORM W-9

To be completed by United States Debentureholders only

(see item 7 of the instructions)

____

Taxpayer Identification Number

(If awaiting TIN write "Applied For" and complete **Certificate of Payee Awaiting Taxpayer Identification Number** below)

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a taxpayer identification number to be issued to me), **and**
2. I am not subject to backup withholding because: (**a**) I am exempt from backup withholding, or (**b**) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (**c**) the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item **2** above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item **2**.

Signature ____ Date __________________

CERTIFICATE OF PAYEE AWAITING TAXPAYER IDENTIFICATION NUMBER

(Must Be Completed If You Wrote "Applied For" Above)

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, thirty percent (30%) of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature ____ Date __________________

Signature guaranteed by:
(if required under item 4 of the instructions):

Dated: ______________________________, 2002.

Authorized Signature

Signature of Debentureholder
or Authorized Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)

Telephone Number of Debentureholder or
Authorized Representative

Address of Guarantor (please print or type)

Facsimile Number of Debentureholder or
Authorized Representative

Telephone Number of Guarantor

Social Insurance Number
(or Taxpayer Identification Number or
Social Security Number of U.S. residents)

Name of Debentureholder (please print or type)

Name of Authorized Representative,
if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Debentures and all other documents required by the terms of the Offer and this Letter of Transmittal must be received by the Depositary at any of the offices of the Depositary specified on the back page of this document at or prior to the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer is extended or withdrawn.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Debentures and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained, otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **Debentureholders whose Debentures are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the deposit of those Debentures.**

2. Procedures for Guaranteed Delivery

If a Debentureholder wishes to deposit Debentures pursuant to the Offer and (i) the certificate(s) representing such Debentures are not immediately available, or (ii) the Debentureholder cannot deliver the certificate(s) representing such Debentures and all other required documents to the Depositary at or prior to the Expiry Time, such Debentures may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed applicable Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying the Letter of Transmittal or a manually signed facsimile thereof, is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, courier, facsimile transmission or mail) together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, before the Expiry Time; and

(c) the certificate(s) representing the deposited Debentures, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and all other documents required by this Letter of Transmittal, are received by the Depositary at its Toronto office as set forth in the Letter of Transmittal before 4:30 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the holder of Debentures accepting the Offer or by such holder's duly authorized representative (in accordance with item 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, both or all such owners must sign the Letter of Transmittal;

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) for Debentures, or if a cheque is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate power(s) of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in item 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Debentures or if Deposited Debentures not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of ClubLink, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary, as applicable (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian chartered bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States or a member of a recognized Medallion Stamp Program.

5. Fiduciaries, Representations and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders and Return of Securities Not Purchased

If less than the total number of Debentures evidenced by any certificate submitted is to be deposited, fill in the number of Debentures to be deposited in the appropriate space on the front page of this Letter of Transmittal. In such case, new certificate(s) for the number of Debentures not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (and provided such Debentures are taken up by the Offeror). The total number of Debentures evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated on the front page of this Letter of Transmittal as soon as practicable after the Expiry Time.

7. Backup U.S. Federal Income Tax Withholding and Substitute Form W-9

Under U.S. federal income tax law, payments that may be made by Tri-White on account of Debentures deposited pursuant to this Offer to Purchase may be subject to backup withholding at a rate of 30%. To avoid backup withholding, a Debentureholder who is a U.S. person should provide the Depository with such Debentureholder's correct taxpayer identification number ("TIN") (or certify that such taxpayer is awaiting a TIN) and provide certain other information by completing the Substitute Form W-9 enclosed with this Letter of Transmittal. Failure to complete the Substitute Form W-9 will not by itself cause the Debentures to be deemed invalidly tendered. If, however, the Depository is not provided with the correct TIN, the Internal Revenue Service may subject the U.S. Debentureholder or other payee to a fifty-dollar ($50) penalty. In addition, payments that are made to a U.S. Debentureholder or other payee with respect to Debentures deposited pursuant to the Offer to Purchase may be subject to backup withholding at the applicable rate (thirty percent (30%) in 2002 and 2003).

Certain Debentureholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements.

If backup withholding applies, the Depository is required to withhold thirty percent (30%) of any payments made to the U.S. Debentureholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service, provided that the appropriate information is furnished to the Internal Revenue Service.

If the U.S. Debentureholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future and so indicates on the Substitute Form W-9, the Depository may retain thirty percent (30%) of the payments made prior to the time a properly certified TIN is provided to the Depository. If the Debentureholder properly certifies its TIN to the Depository within sixty (60) days of the date of the Substitute Form W-9, the Depository will remit such amount retained to the Debentureholder. If, however, the Debentureholder has not properly certified its TIN to the Depository within such sixty (60) day period, the Depository will remit such previously retained amount to the Internal Revenue Service as backup withholding.

What number to give the Depository: The Debentureholder is required to give the Depository the TIN of the registered holder of the Debentures or of the last transferee appearing on the transfers attached to, or endorsed on, the Debentures, unless payment is to be made to a beneficial owner other than the registered holder. In such case, backup withholding will apply unless such beneficial owner, rather than the registered holder, completes the Substitute Form W-9.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Debentures, additional certificate numbers and the number of Deposited Debentures may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Debentures are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) All depositing Debentureholders waive any right to receive any notice of acceptance of Deposited Debentures for payment by execution of this Letter of Transmittal (or a facsimile thereof).

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and the holder of the Debentures covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom. Additional copies of the Offer to Purchase and Circular and the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its offices at the addresses listed on the back page of this document.

9. Lost Certificates

If a debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the transfer agent so that the transfer agent may provide replacement instructions to the holder.

"EXHIBIT A"

The Trust Indenture shall be amended by the addition of the following section immediately after Section 4.8 "Cancellation of Retired Debentures":

Section 4.9 Optional Redemption of Debentures for TWH Debentures

(1) Notwithstanding anything else contained herein, the Corporation shall at any time have the right at its option, in the manner hereinafter in this Section provided, to redeem prior to the Maturity Date the whole of the outstanding principal amount of the Debentures (excluding, for greater certainty, those Debentures held by or on behalf of Tri-White Corporation and its affiliates) upon delivery of an equivalent principal amount of 6% Convertible Debentures of Tri-White Corporation (the "TWH Debentures") having the attributes described in Tri-White Corporation's Offer to Purchase ClubLink Common Shares and Debentures dated November 15, 2002 and provided for in the Trust Indenture dated • , entered into between Tri-White Corporation and Computershare Trust Company of Canada.

(2) Notice of redemption of the Debentures pursuant to this Section shall be given to the holders of the Debentures not less than 20 days and not more than 60 days prior to the Redemption Date, in the manner provided in Article Fifteen. The notice shall specify the Redemption Date and shall state that interest upon the Debentures shall cease to be payable from and after the Redemption Date and that the right, if any, to convert the principal of the Debentures to be so redeemed will terminate and expire at 4:00 p.m. (Toronto time) on the Business Day immediately preceding the Redemption Date.

(3) Upon notice being given in accordance with subsection 4.9(2), from and after such Redemption Date, if the TWH Debentures shall have been deposited as hereinafter provided with the Trustee, interest upon the principal amounts so becoming due and payable shall cease to accrue and such Debentures shall not be considered as outstanding hereunder.

(4) The Corporation, in connection with the redemption of Debentures pursuant to this Section, shall deliver or cause to be delivered to the Trustee or any paying agent pursuant to the order of the Trustee, not later than five days prior to the Redemption Date, a certificate or certificates in the name or names of the Person or Persons specified in the written notice referred to in Section 4.9(2) for the principal amount of TWH Debentures deliverable to each such holder upon the redemption of the Debentures. The Corporation shall also deposit with the Trustee an amount sufficient to pay any charges or expenses which may be incurred in connection with such redemption. From the TWH Debentures so deposited, the Trustee shall deliver or cause to be delivered to the holders of Debentures called for redemption, upon surrender of such Debentures, the TWH Debentures to which they are entitled. Such redemption shall be deemed to have been effected immediately at 4:00 p.m. (Toronto time) on the Redemption Date and, at that time, the rights of the holder of such Debenture as such holder shall cease and the Person or Persons in whose name or names any certificate for TWH Debentures shall be deliverable upon such redemption shall be deemed to have become on such date the holder or holders of record of the TWH Debentures represented thereby.

(5) The Trustee shall hold the TWH Debentures deposited by the Corporation pursuant to Section 4.9(4) in the manner provided in Section 14.04 pending payment to the holders of Debentures called for redemption pursuant to this Section 4.9. If the holder of any Debenture called for redemption fails to surrender any of such Debentures on or before the Redemption Date or does not on such date accept the TWH Debentures or fails to give such receipt therefor, if any, as the Trustee may require, such TWH Debentures shall be set aside in trust for such holder and such setting aside shall for all purposes be deemed to be the delivery to such Debentureholder of the TWH Debentures so set aside and each such Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no right except to receive the TWH Debentures, upon presentment and surrender of such Debentures in accordance herewith.

THE DEPOSITARY FOR THE OFFER IS:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

TORONTO

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail:
caregistryinfo@computershare.com

CALGARY

Western Gas Tower
Suite 600, 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8

MONTREAL

1500 University Street
Suite 700
Montreal, Quebec H3A 3S8

VANCOUVER

510 Burrard Street
2nd Floor
Vancouver, B.C. V6C 3B9

Any questions and requests for assistance may be directed by holders of Debentures to the Depositary at its offices or telephone numbers set out above.

The Depositary or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

TRI-WHITE CORPORATION

NOTICE OF GUARANTEED DELIVERY
for deposit of Common Shares of
CLUBLINK CORPORATION

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, may be used to accept the offer to purchase (the "**Offer to Purchase**") dated November 15, 2002 made by Tri-White Corporation (the "**Offeror**") if (i) certificates representing the Common Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificates representing such Common Shares and all other required documents to the Depositary at or prior to the Expiry Time under the Offer. **The Offer will be open for acceptance until the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer is extended or withdrawn.**

The terms and conditions of the Offer to Purchase are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase shall have the same meanings herein as given to them in the Offer to Purchase.

To: the Depositary, **COMPUTERSHARE TRUST COMPANY OF CANADA**

By Mail	**By Hand or Courier**	**By Facsimile Transmission**
P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Toll Free: 1-800-564-6253	Fax: (416) 981-9663

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, the following conditions must be met:

(a) The deposit must be made at the office of the Depositary in Toronto through an Eligible Institution;

(b) A properly completed and duly executed copy of this Notice of Guaranteed Delivery or a manually signed facsimile hereof must be received by the Depositary at its Toronto office set forth above (by hand, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below not later than the Expiry Time; and

(c) The certificates representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof relating to such Common Shares and all other documents required by the Letter of Transmittal must be received by the Depositary at the Toronto Office at or before 4:30 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: TRI-WHITE CORPORATION, OFFEROR

-and-

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, DEPOSITARY

The undersigned hereby deposits with the Offeror, on and subject to the terms and conditions of the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner and Time of Acceptance — Procedure for Guaranteed Delivery".

Name(s) and address(es) of Shareholder(s) (please print)	Certificate Number(s) (if available)	Number of Common Shares
	TOTAL SHARES	

CASH AND/OR SHARE ELECTION

The undersigned hereby elects to have the Deposited Common Shares represented by the above certificate(s) treated as:

☐ Cash equal to $7.50 for each Common Share deposited (the "Cash Option")

OR

☐ 2.5 TWH Shares for each Common Share deposited (the "Share Option")

OR

☐ __________ Common Shares deposited for cash equal to $7.50 per Common Share and __________ Common Shares deposited for TWH Shares equal to 2.5 TWH Shares per Common Share.

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the Share Option. The undersigned acknowledges that the consideration payable under the Offer and, accordingly, this election, is subject to proration provisions set forth in Section 1 of the Offer.

Note: The total number of Cash Elected Shares and the TWH Share Elected Shares must be equal to the total number of Common Shares represented by the share certificate(s) in the box above.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR THE COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Name of Shareholder ______________________ Signature ______________________

Address ______________________ Telephone number (   ) ______________________

______________________ Dated: ______________________

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of the Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they deem necessary to extend the Offer to holders of the Common Shares in any such jurisdiction.

This Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, must be received by the Depositary not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set out herein. Certificates representing Common Shares in respect of which a Notice of Guaranteed Delivery has been deposited must be delivered to the Toronto Office of the Depositary.

GUARANTEE

The undersigned, a Canadian chartered bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States or a member of a recognized Medallion Stamp Program guarantees the delivery, to the office of the Depositary in Toronto set forth above, of the certificates representing the Common Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, all at or before 4:30 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm ______________________ Authorized Signature ______________________

Address of Firm ______________________ Name ______________________

______________________ Title ______________________

Telephone Number (   ) ______________________ Dated: ______________________

The Depositary or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

TRI-WHITE CORPORATION

NOTICE OF GUARANTEED DELIVERY
for deposit of
6% Convertible Unsecured Subordinate Debentures due May 15, 2008
of
CLUBLINK CORPORATION

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, may be used to accept the offer to purchase (the "**Offer to Purchase**") dated November 15, 2002 made by Tri-White Corporation (the "**Offeror**") if (i) certificates representing the Debentures are not immediately available, or (ii) the Debentureholder cannot deliver the certificates representing such Debentures and all other required documents to the Depositary at or prior to the Expiry Time under the Offer. **The Offer will be open for acceptance until the Expiry Time, midnight (Toronto time) on December 20, 2002 unless the Offer is extended or withdrawn.**

The terms and conditions of the Offer to Purchase are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase shall have the same meanings herein as given to them in the Offer to Purchase.

To: the Depositary, **COMPUTERSHARE TRUST COMPANY OF CANADA**

By Mail	**By Hand or Courier**	**By Facsimile Transmission**
P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Toll Free: 1-800-564-6253	Fax: (416) 981-9663

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, the following conditions must be met:

(a) The deposit must be made at the office of the Depositary in Toronto through an Eligible Institution;

(b) A properly completed and duly executed copy of this Notice of Guaranteed Delivery or a manually signed facsimile hereof must be received by the Depositary at its Toronto office set forth above (by hand, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below not later than the Expiry Time; and

(c) The certificates representing deposited Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof relating to such Debentures and all other documents required by the Letter of Transmittal must be received by the Depositary at the Toronto Office at or before 4:30 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: TRI-WHITE CORPORATION, OFFEROR

-and-

TO: COMPUTERSHARE TRUST COMPANY OF CANADA, DEPOSITARY

The undersigned hereby deposits with the Offeror, on and subject to the terms and conditions of the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Debentures listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner and Time of Acceptance — Procedure for Guaranteed Delivery".

Name(s) and address(es) of Debentureholder(s) (please print)	Certificate Number(s) (if available)	Principal Amount of Debentures
	TOTAL PRINCIPAL AMOUNT OF DEBENTURES	

Name of Debentureholder ____________________ Signature ____________________

Address ____________________ Telephone Number (   ) ____________________

____________________ Dated: ____________________

DO NOT SEND CERTIFICATES FOR DEBENTURES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR THE DEBENTURES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of the Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they deem necessary to extend the Offer to holders of the Debentures in any such jurisdiction.

This Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, must be received by the Depositary not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set out herein. Certificates representing Debentures in respect of which a Notice of Guaranteed Delivery has been deposited must be delivered to the Toronto Office of the Depositary.

GUARANTEE

The undersigned, a Canadian chartered bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States or a member of a recognized Medallion Stamp Program guarantees the delivery, to the office of the Depositary in Toronto set forth above, of the certificates representing the Debentures tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, all at or before 4:30 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm ____________________ Authorized Signature ____________________

Address of Firm ____________________ Name ____________________

____________________ Title ____________________

Telephone Number (   ) ____________________ Dated: ____________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit "A": Valuation report prepared by BMO Nesbitt Burns Inc. dated November 12, 2002.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Tri-White Corporation concurrently with this Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2002

TRI-WHITE CORPORATION

Name: Eugene Hretsay
Title: Secretary

EXHIBITS

Exhibit "A": Valuation report of BMO Nesbitt Burns Inc. dated November 12, 2002.

Strictly Private and Confidential

November 12, 2002

The Special Committee of the Board of Directors
ClubLink Corporation
15675 Dufferin Street
King City, Ontario
L7B 1K5

Dear Sirs:

BMO Nesbitt Burns Inc. ("BMO NB") understands that Tri-White Corporation (the "Offeror" or "Tri-White") has announced that it intends to make an unsolicited offer (the "Transaction") to purchase all of the outstanding common shares (the "Common Shares") of ClubLink Corporation (the "Company" or "ClubLink") not already owned by it and to purchase all of the Company's 6% Convertible Debentures due in May 2008 (the "Debentures") not already owned by it. Under the terms of the offer for the Common Shares, each shareholder will be entitled to elect to receive (i) $7.50 cash, (ii) 2.5 Tri-White common shares or (iii) any combination thereof for each Common Share purchased by Tri-White under the offer, subject in each case to a maximum aggregate cash payment of $55.5 million and a maximum issuance of 18,457,626 Tri-White common shares. Under the terms of the offer for the Debentures, holders will be entitled to receive an equivalent principal amount of Tri-White convertible debentures (the "Tri-White Debentures"). The Tri-White Debentures will bear interest at 6% per annum, will mature in May 2008 and will be convertible into Tri-White common shares at a conversion price of $8.00 per Tri-White common share. The terms of the Transaction are more fully described in the offer and related offering circular of Tri-White (collectively, the "Circular").

BMO NB further understands that the Board of Directors of the Company has formed a special committee (the "Special Committee") to review the Transaction and to make recommendations to the Board of Directors with respect to the Transaction.

BMO NB understands that Tri-White beneficially owns approximately 26.6% of the outstanding Common Shares and that the Transaction is an "insider bid" as such term is defined in Rule 61-501 of the Ontario Securities Commission ("Rule 61-501") and in similar rules or policies of other Canadian securities regulators (collectively, the "Rules").

Engagement of BMO NB

The Special Committee has retained BMO NB to prepare and deliver to the Special Committee formal valuations of the Common Shares, the Debentures, the Tri-White common shares and the Tri-White Debentures (the "Valuations") in accordance with the requirements of the Rules.

The Special Committee first contacted BMO NB on or about September 12, 2002 concerning the possible engagement of BMO NB in connection with the Transaction. BMO NB was formally retained by ClubLink to prepare the Valuations under a letter agreement dated October 1, 2002 (the "Engagement Agreement").

The terms of the Engagement Agreement provide that BMO NB is to be paid a fee of $500,000 for the preparation and delivery of the Valuations. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by ClubLink under certain circumstances. In accordance with the Rules, such fees and expenses will be paid by Tri-White. No part of BMO NB's fee is contingent upon the conclusions reached in the Valuations or on the success of the Transaction.

Credentials of BMO NB

BMO NB is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions and valuations.

The Valuations expressed herein represent the opinion of BMO NB and the form and content hereof have been approved by a group of BMO NB's directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructurings and valuation matters.

Independence of BMO NB

BMO NB acts a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of ClubLink, Tri-White or their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to ClubLink, Tri-White or their respective associates or affiliates or the Transaction.

In addition, in the ordinary course of its business, BMO NB or its controlling shareholder, Bank of Montreal (the "Bank"), may have extended or may extend loans, or may have provided or may provide other financial services, to the Offeror or its associates or affiliates. Without limiting the generality of the foregoing, the Bank through one of its affiliates has extended a $37 million credit facility to an entity associated with the Offeror's controlling shareholder and the Bank has extended a $15 million credit facility to another such entity and, within the past year, BMO NB has acted as a co-manager in two offerings of debt securities by one such entity, in each case in the ordinary course of the Bank's and BMO NB's respective businesses.

Neither BMO NB, the Bank nor any of their affiliated entities (as such term is defined for purposes of Rule 61-501):

(a) is an insider, associate (as such terms are defined for purposes of Rule 61-501) or affiliated entity of ClubLink or Tri-White or their respective affiliated entities;

(b) is an advisor to Tri-White in connection with the Transaction;

(c) is a manager or co-manager of a soliciting dealer group formed in respect of the Transaction (or a member of such a group performing services beyond the customary soliciting dealer's functions or receiving more than the per security or per securityholder fees payable to the other members of the group); or

(d) has a material financial interest in the completion of the Transaction.

BMO NB is of the view that it is "independent" of all interested parties in the Transaction for the purposes of the Rules.

Scope of Review

In connection with the Valuations, BMO NB has reviewed, considered, and relied upon, among other things, the following:

ClubLink

- annual reports for the two years ended December 31, 2000 and 2001;
- audited financial statements, including the notes thereto, for each of the three years ended December 31, 2001 and 2000;
- unaudited interim financial statements, including the notes thereto, for the quarters ended September 29, June 30 and March 31, 2002;
- management information circulars dated May 3, 2001 and April 30, 2002;
- annual information forms dated May 18, 2001 and May 17, 2002;
- a supplemental information memorandum dated October 2002 prepared by RBC Capital Markets, a financial advisor to the Special Committee, containing, among other information, 10- year financial projections;
- unaudited property-by-property projections, dated October 2002 and including underlying operating and financial assumptions prepared by management for each of the years ending December 31, 2002 through December 31, 2012;

- internal financial information prepared by management for the 39-week period ended September 29, 2002, the 34-week period ended August 25, 2002 and the 52-week period ended December 31, 2001;
- business plans for development sites and capital expenditures, dated August 6, 2002;
- independent appraisals of certain golf operating properties prepared by Horwath Horizon Consultants within the past three years;
- discussions with third party consultants regarding ClubLink's income producing properties, properties under development and non-core assets;
- consulting and industry studies relating to ClubLink and the golf industry;
- documentation pertaining to the income tax reassessment of ClubLink by Canada Customs and Revenue Agency for the four years ended December 31, 1997;
- environmental audits conducted on certain of ClubLink's properties;
- material contracts and property management agreements;
- a trust indenture dated May 12, 1998 and a prospectus dated April 30, 1998 relating to the Debentures;
- discussions with senior management;
- discussions with the Special Committee and its financial and legal advisors;
- public information relating to the business, operations, financial performance and stock trading history of ClubLink and other selected public companies considered relevant;
- public information with respect to certain other transactions comparable to the Transaction;
- representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of ClubLink as to the completeness and accuracy of the information upon which the Valuations are based; and
- such other corporate, industry, and financial market information, investigations and analyses as BMO NB considered necessary or appropriate in the circumstances.

Tri-White

- annual reports for the fiscal periods ended June 30, 2001, June 30, 2002 and December 31, 2001;
- audited financial statements, including the notes thereto, for each of the two fiscal years ended June 30, 2000 and 2001 and the six months ended December 31, 2001;
- unaudited interim financial statements, including the notes thereto, and related management reports for the nine months ended September 30, 2002, six months ended June 30, 2002 and three months ended March 31, 2002;
- management information circular dated April 10, 2002;
- annual information form dated April 10, 2002;
- a draft of the Circular to be dated November 15, 2002;
- an information package provided by Tri-White concerning the White Pass & Yukon Route railway and related operations (collectively, the "Railway Operations") carried on by subsidiaries of Tri-White, dated September 2002;
- the 2002 budget for the Railway Operations, dated January 2002;
- certain internal financial information and other data relating to the business and financial prospects of Tri-White, including estimates and financial projections for each of the years ending December 31, 2002 through December 31, 2007 prepared by the

management of Tri-White in October 2002, that was provided to BMO NB confidentially for its use solely in connection with the preparation of the Valuations;
- management's presentation to the Board of Directors of Tri-White regarding the Transaction dated September 2002;
- discussions with Tri-White's senior management and advisors regarding the Transaction including, but not limited to, source of financing and management's strategic plan for ClubLink;
- representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of Tri-White as to the completeness and accuracy of the information upon which the Valuations are based; and
- such other corporate, industry and financial market information, investigations and analyses as BMO NB considered necessary or appropriate in the circumstances.

BMO NB has not, to the best of its knowledge, been denied access by ClubLink or Tri-White to any information requested by BMO NB.

Assumptions and Limitations

In accordance with the Engagement Agreement, BMO NB has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by ClubLink or Tri-White and their respective officers, associates, affiliates, consultants, advisors and representatives (collectively, the "Information"). The Valuations are conditional upon such completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement but subject to the exercise of its professional judgment, BMO NB has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

BMO NB has assumed that the forecasts, projections and budgets of ClubLink and Tri-White provided to us and used in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the managements of ClubLink and Tri-White and their respective associates and affiliates as to matters covered thereby and, in rendering our Valuations, we express no view as to the reasonableness of such forecasts, projections and budgets or the assumptions on which they are based.

Senior management of ClubLink and Tri-White have represented to BMO NB in a certificate delivered by each of them dated as at the date hereof (each a "Certificate") that, among other things: (i) the Information provided by or on behalf of ClubLink or Tri-White (including their respective associates or affiliates) to BMO NB relating to ClubLink or Tri-White, their respective associates or affiliates or to the Transaction, for the purposes of preparing the Valuations was, at the date the Information was provided to BMO NB, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of ClubLink and Tri-White or any of their respective associates or affiliates or the Transaction necessary to make the Information not misleading; (ii) since the dates on which the Information was provided to BMO NB, except as disclosed in writing to BMO NB, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of ClubLink or Tri-White or any of their respective associates or affiliates and no material change has occurred in the Information or any part thereof which would have, or which could reasonably be expected to have, a material effect on the Valuations; (iii) there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect; and (iv) neither ClubLink nor Tri-White has, or is aware of, any prior valuations (as defined in the Rules) of ClubLink or Tri-White or their respective associates or affiliates, material assets or securities prepared in the past 24 months.

The Valuations are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of ClubLink, Tri-White and their respective associates and affiliates, as they were reflected in the Information reviewed by BMO NB. In its analyses and in preparing the Valuations, BMO NB made numerous judgements with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Transaction.

The Valuations are provided as of the date hereof and BMO NB disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuations of which it may become aware after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuations after the date hereof, BMO NB reserves the right to change, modify or withdraw the Valuations.

The Valuations have been prepared and provided for the use of the Special Committee and the Board of Directors of ClubLink and for inclusion in the Circular, and may not be used or relied upon by any other person without our express prior written consent. Subject to the terms of the Engagement Agreement, BMO NB consents to the publication of the Valuations in their entirety and a summary thereof (in a form acceptable to us) in the Circular and/or in the directors' circular of ClubLink relating to the Transaction and to the filing thereof, as necessary, by ClubLink and/or Tri-White with the securities commissions or similar regulatory authorities in Canada. We express no opinion herein concerning the future trading prices of the securities of ClubLink following the completion of the Transaction or as to the fairness of the Transaction to the holders of Common Shares or Debentures, and make no recommendation to securityholders of ClubLink with respect to the Transaction.

BMO NB has based its Valuations upon a variety of factors. Accordingly, BMO NB believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuations. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Overview of ClubLink

ClubLink is an owner, operator and developer of high quality properties ("Properties") consisting of private golf courses ("Member Golf Clubs"), daily fee golf courses ("Daily Fee Golf Clubs") and resorts that feature golf as their key amenity ("Resorts"). Its Common

Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LNK". The Company is based in King City, Ontario and, since its inception in 1993, has grown to become Canada's largest owner and operator of golf courses. ClubLink's current portfolio consists of 32 18-hole equivalent golf courses at 25 different locations in Ontario and Quebec, 3.5 18-hole equivalent golf courses that are currently under construction in Ontario and Quebec, and four Resorts located in Ontario.

ClubLink's historical results are summarized in the following table:

	Year Ended December 31,			Six Months Ended June 30,	
	1999	2000	2001	2001	2002
Number of 18-hole equivalent courses[1]	23.0	27.0	29.0	-	-
Total active members	3,575	5,334	7,482	-	-
Rounds played (000s)	572	691	768	-	-
Revenues (Millions)	$92.3	$105.7	$118.3	$44.3	$47.7
EBITDA[2] (Millions)	$21.7	$25.4	$36.7	$11.1	$12.2
EBITDA margin	*23.5%*	*24.0%*	*31.0%*	*25.0%*	*25.6%*
Capital expenditures (Millions)	$101.0	$65.2	$40.2	$27.5	$24.5
Proceeds from real estate sales (Millions)	-	$5.4	$16.4	$8.5	$7.2

1. Does not include academy courses.
2. EBITDA refers to earnings before interest, income taxes, depreciation and amortization.

Overview of Tri-White

Tri-White has two principal lines of business, being the Railway Operations and its merchant banking activities. Tri-White's principal asset is the Railway Operations, a tourist railway with related services in Alaska, British Columbia and the Yukon Territory. The century old railway right-of-way stretches 110 miles from Skagway, Alaska to Whitehorse in the Yukon Territory. The primary source of passengers for the Railway Operations is tourist cruise ships that dock for day tours at Skagway, and principal revenue sources include passenger revenue from rail operations, docking fees from cruise ships, and gift shop and souvenir sales. The Railway Operations are open from May to November and consequently revenues are seasonal. Tri-White's other assets include 5 million Common Shares of ClubLink, and portfolio investments in other publicly traded securities. Tri-White's common shares are listed on the TSX under the symbol "TWH".

Tri-White's historical results are summarized below:

	Fiscal Year Ended June 30,		Fiscal Year Ended Dec 31,	Nine Months Ended September 30,	
	2000	2001	2001	2001	2002
Passenger capacity (000s)	280	310	330	-	-
Rail passengers (000s)[1]	274	303	319	-	-
Capacity utilization	*98%*	*98%*	*97%*		
Revenues (Millions)	$32.3	$37.4	$40.0	$39.8	$40.5
EBITDA (Millions)	$14.7	$15.5	$17.1	$17.4	$18.6
EBITDA margin	*45.4%*	*41.4%*	*42.9%*	*43.6%*	*46.1%*
Capital expenditures (Millions)	$15.2	$5.0	$5.5	$4.5	$3.4

1. Represents the total number of rail passengers for each of the 1999, 2000 and 2001 seasons.

VALUATIONS

APPROACH TO VALUE

The Valuations are based upon techniques and assumptions that BMO NB considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Common Shares, the Tri-White common shares, the Debentures and the Tri-White Debentures.

The Valuations have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA"), but the IDA has not been involved in the preparation or review of the Valuations.

DEFINITION OF FAIR MARKET VALUE

For purposes of the Valuations, fair market value means the highest price, expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act.

VALUATION OF CLUBLINK COMMON SHARES

Valuation Method

In accordance with the Rules, BMO NB made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Transaction on the Common Shares or the fact that the Common Shares held by individual shareholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an "en bloc" valuation.

The principal valuation method BMO NB used in valuing the Common Shares is the after-tax net asset value ("NAV") method. BMO NB also performed a precedent transactions analysis and reviewed transactions involving golf course owner/operators; however, BMO NB determined that the universe of such transactions is limited and concluded that none was sufficiently comparable to ClubLink to be useful. BMO NB also performed an analysis of other public companies in the golf, entertainment, resort, destination and lodging industries to determine whether a public market trading analysis might imply a fair market value of the Common Shares that exceeded the value determined by the NAV analysis. BMO NB determined that the public market trading analysis implied values that were generally below those implied by the NAV analysis. In light of the foregoing and the fact that public company trading values generally reflect a "minority discount" from en bloc values, BMO NB did not rely on its analysis of other public companies in valuing the Common Shares.

Net Asset Value Analysis

The NAV approach involves ascribing a separate value for each asset and liability of ClubLink, utilizing an appropriate valuation method in each case, and subtracting the sum of the total liabilities from the sum of the total assets to determine ClubLink's NAV. The key components of ClubLink's NAV are as follows:

- income producing properties
- properties under development
- non-core assets
- non-convertible debt and capital leases
- convertible debentures
- income taxes and the application of available tax deductions
- capitalized general and administration ("G&A") expenses
- other assets and liabilities

Income Producing Properties

ClubLink's income producing properties consist of 25 golf courses and four Resorts. BMO NB used primarily a discounted cash flow ("DCF") analysis to value these properties, except for the expansion component at four golf courses that ClubLink plans to expand as further described below under "Properties Under Development" and certain properties that are held for sale as further described below under "Non-Core Assets".

The DCF approach reflects the growth prospects and risks inherent in ClubLink's income producing properties by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by each property during a specified period. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates, and terminal values at the end of the projection period. BMO NB selected discount rates and cap rates for each property that are based on pricing benchmarks of comparable golf course property transactions and that reflect the inherent risks and growth prospects of the underlying property projections. Reversionary cap rates were applied to each property's terminal year unlevered free cash flow to determine the property's terminal value. The reversionary cap rates were determined with reference to the growth prospects for each property beyond the terminal year.

The DCF analysis involved discounting to a present value ClubLink management's projected unlevered free cash flows for each income producing property, as adjusted by BMO NB, from the date hereof to December 31, 2012, including terminal values determined as at December 31, 2012.

BMO NB reviewed ten-year financial projections for each property prepared by ClubLink's management in October 2002 (the "ClubLink Projections"). Management's estimate of operating results for the 2002 fiscal year ending December 31, 2002 is based on actual operating results for the nine months ended September 29, 2002 and management's forecast operating results for the fourth quarter. The projected operating results for each of the 10 years ending December 31, 2012 are based on stated assumptions considered to be reasonable by ClubLink's management. The ClubLink Projections reflect certain Properties under construction and expansion (see "Properties Under Development") and the disposal of certain Properties that ClubLink's management has identified as being non-core to its operations (see "Non-Core Assets"), and do not reflect any acquisitions or changes to ClubLink's capital structure.

The ClubLink Projections are summarized in the following table:

	Year Ended December 31,					
	2002E	2003P	2004P	2005P	2006P	2007P
Number of 18-hole equivalent courses	31.0	30.0	30.0	30.5	32.5	33.5
Total active members	8,682	10,069	11,508	12,690	13,293	13,711
Rounds played (000s)	749	668	767	820	887	920
Revenues	$124.7	$127.8	$141.3	$156.0	$172.7	$185.0
Net operating income (Millions)	$56.4	$58.9	$69.3	$79.9	$91.1	$99.4
EBITDA[2] (Millions)	$38.1	$40.5	$51.0	$61.2	$72.4	$80.2
EBITDA margin	*30.6%*	*31.7%*	*36.1%*	*39.2%*	*41.9%*	*43.4%*
Capital expenditures (Millions)	$55.3	$47.3	$27.4	$41.0	$21.9	$9.0
Proceeds from real estate sales (Millions)	$23.3	$50.8	$12.0	$4.3	$4.2	-

	2008P	2009P	2010P	2011P	2012P
Number of 18-hole equivalent courses	33.5	33.5	33.5	33.5	33.5
Total active members	14,017	14,281	14,494	14,666	14,801
Rounds played (000s)	941	947	953	958	961
Revenues	$192.7	$197.5	$202.1	$206.1	$211.7
Net operating income (Millions)	$104.4	$104.4	$108.7	$107.7	$113.1
EBITDA[1] (Millions)	$84.7	$86.3	$87.8	$88.5	$90.8
EBITDA margin	*43.9%*	*43.7%*	*43.4%*	*43.0%*	*42.9%*
Capital expenditures (Millions)	$6.9	$7.3	$7.5	$7.8	$8.1
Proceeds from real estate sales (Millions)	-	-	-	-	-

1. Cash EBITDA net of corporate G&A expenses.

BMO NB reviewed the assumptions made by management in preparing the ClubLink Projections and made certain adjustments it considered appropriate relating to assumptions involving two Properties that ClubLink intends to convert from Daily Fee to Member Golf Clubs. BMO NB assumed that these two Properties remain as Daily Fee Golf Clubs, and consequently reduced net operating income, EBITDA and unlevered free cash flow from these two Properties by a total of $2.7 million in 2003 and by amounts in the range of $2.8 million to $4.2 million in each of the years 2004 to 2012. BMO NB did not make any other adjustments to the ClubLink Projections.

Appropriate discount rates and reversionary cap rates were selected based on precedent private market transactions and BMO NB's analysis of current golf course and real estate pricing parameters. BMO NB used discount rates in the range of 13.0% to 16.5% and reversionary cap rates in the range of 10.0% to 13.0% for the income producing properties.

The values resulting from the above analysis were then recast to represent a price per golf hole, a price per acre and a "going-in cap rate" for each Property, and compared against available data for recent similar golf course sale transactions to ensure that these measures were also consistent with market pricing parameters. This analysis resulted in an aggregate value for ClubLink's income producing properties of $445.1 million to $488.4 million.

Properties Under Development

BMO NB used primarily a "discounted residual cash flow" analysis to value ClubLink's three golf courses under construction and the expansion components at four golf courses. This approach utilizes a DCF analysis and includes a deduction of the expenditures required to complete the developments.

BMO NB prepared unlevered free cash flow projections for the properties under development based on the ClubLink Projections. BMO NB reviewed the assumptions in the ClubLink Projections and determined that no material adjustments were necessary. Appropriate discount rates and reversionary cap rates were selected based on precedent private market transactions and BMO NB's analysis of current golf course and real estate pricing parameters. BMO NB used discount rates in the range of 15.0% to 25.0% and reversionary cap rates in the range of 11.0% to 14.0% for the properties under development. This analysis resulted in an aggregate value for properties under development of $39.7 million to $53.0 million.

Non-Core Assets

ClubLink management has identified certain non-core assets comprised of certain Properties that are being held for sale, undeveloped land, and various corporate assets. These non-core assets were valued using a net realizable value approach. The net realizable value was determined on the basis of existing offers to purchase or, where no offers exist, appropriate benchmark pricing parameters, net of disposition costs and income tax expenses. This analysis resulted in an aggregate value for non-core assets of $76.6 million to $92.0 million.

Cash, Marketable Securities and Option Proceeds

ClubLink's cash and marketable securities amounted to $5.8 million as at September 29, 2002. Given that its NAV analysis is based on ClubLink's balance sheet as at September 29, 2002, BMO NB reduced ClubLink's cash balance by $2.8 million to reflect the estimated free cash flow used during the period between September 29, 2002 and the date hereof. Further, BMO NB assumed that all Common Share purchase options with exercise prices less than the NAV per Common Share are exercised to purchase Common Shares for cash as of the date hereof. ClubLink has outstanding options to purchase approximately 2.6 million Common Shares at prices ranging from $5.17 to $13.73 per share. The option proceeds included in NAV are $7.7 million at the low end and $12.8 million at the high end of the NAV value range.

Other Assets and Liabilities

Other assets and liabilities, including mortgages, loans receivable, and other working capital items, were valued at their book values for purposes of the NAV analysis except for (i) deferred financing fees of $3.4 million, to which BMO NB attributed no value, (ii) accrued liabilities, which BMO NB adjusted upward by up to $10.0 million to reflect the risk of potential additional liability and (iii) net deferred membership fees having a book value of $8.8 million, which BMO NB eliminated (net of related tax effect) because the cash flows relating to membership fees are incorporated in the DCF analysis of income producing properties.

Non-Convertible Debt and Capital Leases

ClubLink has total non-convertible debt of $152.9 million, drawn operating lines of $3.6 million and capital lease obligations of $15.7 million. The fixed rate debt of approximately $103.8 million has a weighted average coupon rate of 8.0% and a weighted average term to maturity of approximately 10.4 years.

Based on current Government of Canada bond yields and current lending credit spreads, BMO NB estimates that marking the fixed rate debt to market would increase ClubLink's NAV by approximately $2.3 million because current market rates for fixed rate debt having a similar term to maturity are slightly higher than ClubLink's weighted average coupon rate. BMO NB reviewed the spread with respect to ClubLink's floating rate debt and determined that it approximates a market spread. Capital lease obligations were valued at their book values, which approximate market values.

Debentures

BMO NB determined that the value of the Convertible Debentures is in the range of $59.0 to $64.6 million as described under "Valuation of ClubLink Debentures".

Capitalized G&A

The NAV method requires a downward adjustment to be made to NAV to reflect the impact of G&A expenses. For purposes of the NAV analysis, BMO NB estimated annual G&A expenses of $15.6 million which exclude amounts relating to non-core assets. BMO NB deducted $109.2 million to $124.8 million for capitalized G&A in arriving at the NAV range, based on a 7.0x to 8.0x multiple of the estimated annual G&A expenses.

Synergies

BMO NB reviewed and considered whether any distinctive material benefit and corresponding value would accrue to a purchaser through the acquisition of all of ClubLink's Common Shares. BMO NB concluded that there are no material operational and financial benefits, such as increased revenues, reduced operating costs or lower income taxes, based on BMO NB's assumption that there are no potential acquirors for ClubLink who currently operate businesses similar to ClubLink's.

Income Taxes

The value determined for ClubLink's income producing properties based on the method described above reflects the price that an arm's length third party would be willing to pay for these properties if such parties had a capital cost base for tax purposes equal to the NAV. ClubLink's historical tax base is below the value determined above and therefore the NAV method requires NAV to be adjusted downward to reflect the foregone tax shield. BMO NB determined that the total present value of the foregone tax shield arising from the difference between the NAV of the income producing properties and ClubLink's historical tax base, using going concern assumptions, was in the range of $19.6 to $24.5 million.

This potential tax liability could be offset by tax deductions available to ClubLink such as tax loss carryforwards ("LCFs"). ClubLink has approximately $7.8 million of non-capital LCFs that expire over the next seven years and approximately $6.6 of capital LCFs that have no expiry. ClubLink has not recognized any tax benefit associated with the potential utilization of the non-capital and capital LCFs in its financial statements. Based upon a review of the available LCFs and the timing and associated risks of their realization, BMO NB ascribed $0.2 million of value to the non-capital LCFs and assumed that the capital LCFs are used to shelter capital gains from the disposal of non-core assets referred to herein.

Summary of NAV Analysis

The following table summarizes BMO NB's analysis of the fair market value of the Common Shares at the date hereof using the NAV method:

($ millions, except per share amounts)	NAV Per Share	
	Low	High
Assets		
Income producing properties	$445.1	$488.4
Properties under development	$39.7	$53.0
Non-core assets	$76.6	$92.0
Cash, marketable securities & option proceeds	$10.7	$15.8
Other assets	$31.3	$31.3
Total Assets	$603.4	$680.5
Liabilities		
Non-convertible debt and capital leases	$169.9	$169.9
Debentures	$59.0	$64.6
Other liabilities	$39.8	$49.8
Capitalized G&A expenses	$109.2	$124.8
Income tax adjustment	$19.6	$24.5
Total Liabilities	$397.5	$433.6
After-tax NAV	$205.9	$246.9
Shares outstanding (assumes option exercise)	20.0	20.5
After-tax NAV per Common Share	**$10.29**	**$12.05**

Sensitivity Analysis

In completing our NAV analysis, BMO NB performed various sensitivity analyses which are summarized in the table below. The results of these sensitivity analyses are reflected in our judgment as to the appropriate range of values of the Common Shares based on the NAV approach.

	Increase (Decrease) in NAV Per Share			
		Low		High
Discount Rates				
+ 1%	-	($1.08)	-	($1.27)
- 1%	+	$1.18	+	$1.39
Reversionary Cap Rates				
+ 1%	-	($0.65)	-	($0.85)
- 1%	+	$0.78	+	$1.03
Annual Dues				
+/- 5% per year	+/-	$0.67	+/-	$0.74
Number of Rounds				
+/- 5% per year	+/-	$0.59	+/-	$0.65
Green Fees				
+/- 5% per year	+/-	$0.13	+/-	$0.14
Initiation Fees				
+/- 5% per year	+/-	$0.11	+/-	$0.12
New Members				
+/- 5% per year	+/-	$0.09	+/-	$0.09

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the fair market value of the Common Shares is in the range of $10.29 to $12.05 per share.

VALUATION OF TRI-WHITE COMMON SHARES

Rule 61-501 requires that the Valuation of Tri-White common shares include an en bloc valuation, which BMO NB has prepared and set out below. However, in the context of the Transaction, BMO NB has determined that an en bloc valuation of Tri-White common shares would be of limited relevance to holders of ClubLink Common Shares. Consequently, BMO NB has also prepared a "Settled Trading Value" analysis to determine a range of values for the Tri-White common shares, based on an assessment of the likely trading range of those shares in the open market assuming that in the Transaction Tri-White acquires all of the ClubLink Common Shares it does not already own. BMO NB considers the Settled Trading Value analysis to be an appropriate method of valuing the Tri-White common shares in the context of the Transaction.

En Bloc Valuation Method

In accordance with the Rules, in its en bloc Valuation BMO NB has made no downward adjustment to the fair market value of the Tri-White common shares to reflect the liquidity of those shares, the effect of the Transaction on those shares or the fact that the Tri-White common shares held by individual shareholders do not form part of a controlling interest.

The principal valuation approach BMO NB used in its en bloc Valuation of the Tri-White common shares is the DCF method. BMO NB also performed a precedent transaction analysis and reviewed transactions in the entertainment, resort, destination and lodging industries; however, BMO NB determined that none of the precedent transactions is sufficiently comparable to Tri-White to be useful. BMO NB performed an analysis of other public companies in the entertainment, resort, destination and lodging industries to determine whether a public market trading analysis might imply a fair market value of the Tri-White common shares that exceeded the value determined by the DCF analysis. BMO NB determined that the public market trading analysis implied values that were generally below those implied by the DCF analysis. In light of the foregoing and the fact that public company trading values generally reflect minority discounts from en bloc values, BMO NB did not rely on the analysis of other public companies in its en bloc Valuation of the Tri-White common shares.

Discounted Cash Flow Analysis

BMO NB's DCF analysis involved discounting to a present value Tri-White's projected unlevered after-tax free cash flows from the date hereof to December 31, 2007, including terminal values determined as at December 31, 2007.

Tri-White Projections

In October 2002 management of Tri-White prepared a forecast of Tri-White's operating results for the period of approximately five years ending December 31, 2007 (the "Tri-White Projections"), which is summarized in the following table:

	Year Ended December 31,					
	2002E	**2003P**	**2004P**	**2005P**	**2006P**	**2007P**
Passenger capacity (000s)	323	366	382	398	408	424
Rail passengers (000s)	311	346	359	375	389	403
Capacity utilization	*96%*	*95%*	*94%*	*94%*	*95%*	*95%*
Revenues (Millions)	$41.1	$44.3	$45.8	$49.2	$51.4	$53.6
EBITDA (Millions)	$17.3	$19.5	$19.9	$22.0	$22.8	$23.6
EBITDA margin	*42.1%*	*44.1%*	*43.3%*	*44.7%*	*44.4%*	*44.1%*
Capital expenditures (Millions)	$6.1	$9.1	$3.6	$14.9	$3.6	$3.1

Unlevered After-tax Free Cash Flow

As a basis for the development of the projected future unlevered after-tax free cash flows, BMO NB reviewed the Tri-White Projections and relevant underlying assumptions including, but not limited to, anticipated rail passengers, average revenue per passenger growth rate, operating costs and capital expenditures. These assumptions were reviewed in comparison to historical operating trends and other information BMO NB considered relevant, including detailed discussions with the senior management of Tri-White. From this review, and considering the range of appropriate discount rates to be applied to the unlevered after-tax cash flows in the DCF analysis, BMO NB separated Tri-White's Projections into two components (core cash flows and expansion cash flows) during the period from the date hereof to December 31, 2007.

The core cash flow component reflects future cash flows that include (i) sustaining capital expenditures that Tri-White management expects to incur during the forecast period and (ii) growth capital expenditures that Tri-White management has budgeted for and expects to incur prior to the start of the 2003 season. The expansion cash flow component reflects future cash flows that include growth capital expenditures that Tri-White management has provided for over the period from fiscal 2004 to fiscal 2007. Tri-White management has indicated that the timing and execution of these expansion plans is contingent on future market conditions.

A summary of future capital expenditures and the incremental passengers used in BMO NB's DCF analysis is presented in the following table:

	Year Ended December 31,					
	2003		2004		2005	
	($ Millions)	Passengers ('000s)	($ Millions)	Passengers ('000s)	($ Millions)	Passengers ('000s)
CapEx - Sustaining[1]	$4.2	319	$2.8	346	$2.5	346
CapEx - Expansion	$4.9	27	$0.8	13	$12.4	29
Total CapEx	**$9.1**	**346**	**$3.6**	**359**	**$14.9**	**375**

	Year Ended December 31,			
	2006		2007	
	($ Millions)	Passengers ('000s)	($ Millions)	Passengers ('000s)
CapEx - Sustaining[1]	$3.1	346	$2.3	346
CapEx - Expansion	$0.5	43	$0.8	57
Total CapEx	**$3.6**	**389**	**$3.1**	**403**

1. Represents maintenance of way, train and engine service costs, shops, environmental, and other sustaining expenditures.

A summary of the unlevered after-tax free cash flow projections, by component, used in our DCF analysis is presented below:

Tri-White Core Cash Flows:

($ Millions)

	Year Ended December 31,						
	2002E	2003P	2004P	2005P	2006P	2007P	Terminal
EBITDA	$17.3	$19.5	$19.0	$19.8	$19.4	$19.0	$19.4
Unlevered cash tax	($4.0)	($4.9)	($4.8)	($5.2)	($5.2)	($5.2)	($6.1)
Changes in non-cash working capital	$0.2	($0.4)	($0.1)	($0.2)	($0.1)	($0.1)	($0.2)
Capital expenditures	($6.1)	($9.1)	($2.8)	($2.5)	($3.1)	($2.3)	($2.4)
Unlevered after-tax free cash flow	$7.3	$5.1	$11.3	$11.8	$11.0	$11.4	$10.8

Tri-White Expansion Cash Flows:

($ Millions)

	Year Ended December 31,						
	2002E	2003P	2004P	2005P	2006P	2007P	Terminal
EBITDA	-	-	$0.8	$2.2	$3.4	$4.6	$4.7
Unlevered cash tax	-	-	($0.3)	($0.6)	($0.9)	($1.4)	($1.3)
Changes in non-cash working capital	-	-	($0.2)	($0.3)	($0.2)	($0.2)	$0.0
Capital expenditures	-	-	($0.8)	($12.4)	($0.5)	($0.8)	($0.8)
Unlevered after-tax free cash flow	-	-	($0.4)	($11.1)	$1.7	$2.1	$2.6

Discount Rates

Projected unlevered after-tax free core cash flows for Tri-White were discounted based on the estimated weighted average cost of capital ("WACC"). The WACC was calculated based upon Tri-White's after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies in the entertainment, resort, destination and lodging industries and the risks inherent in Tri-White. The cost of debt for Tri-White was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect the credit risk in the assumed optimal capital structure. BMO NB used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. BMO NB reviewed a range of unlevered betas for Tri-White and comparable companies in the entertainment, resort, destination and lodging industries. The selected unlevered beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity. BMO NB also reviewed and considered industry median levered betas generated by a third party financial consultant.

BMO NB's determination of the WACC for Tri-White is summarized in the following table:

Cost of Debt	
Risk free rate (10 year Government of Canada bond)	5.3%
Borrowing spread	2.5%
Pre-tax cost of debt	7.8%
Tax rate	40.2%
After-tax cost of debt	4.6%
Cost of Equity	
Equity risk premium[1]	6.0%
Small market capitalization premium[2]	2.0%
Comparable unlevered beta	0.65
Comparable levered beta	0.86
Industry levered beta[3]	0.98
BMO Nesbitt Burns selected levered beta	1.00
After-tax cost of equity	13.3%
WACC	
Optimal capital structure (% debt)	35.0%
WACC	10.2%

1. Determined by BMO NB.
2. Source: Ibbotson Associates, Inc.
3. Source: BARRA, Inc.

Based upon the foregoing, and taking into account BMO NB's sensitivity analyses on the variables selected above and the assumptions used in the core cash flow component, BMO NB determined the appropriate WACC for Tri-White's core cash flows to be in the range of 9.5% to 10.5%.

Given the inherent risks in realizing the expansion cash flows, as discussed above, BMO NB determined the appropriate WACC for Tri-White's expansion cash flows to be in the range of 14.5% to 15.5%.

Terminal Value

BMO NB developed terminal enterprise values at the end of the projection period using a perpetuity growth rate, whereby the terminal year free cash flow is capitalized at the WACC less a growth factor of 1.5% to 2.5% per annum determined by reference to expected free cash flow growth beyond the projection period. In selecting this range of growth rates, BMO NB took into consideration the outlook for long term inflation and the growth prospects of Tri-White beyond the terminal year.

Summary of DCF Analysis

The following is a summary of the range of fair market values of the Tri-White common shares determined by BMO NB based on its DCF analysis:

	DCF Value	
Assumptions	**Low**	**High**
Perpetuity growth rate	1.5%	2.5%
WACC (core cash flows)	10.5%	9.5%
WACC (expansion cash flows)	14.5%	15.5%
DCF Analysis *($ millions, except per share data)*		
Net present value of core cash flows		
Unlevered after-tax free cash flows (2003 - 2007)	$38.3	$39.2
Terminal value	$71.5	$96.4
Enterprise value of core cash flows	$109.8	$135.6
Enterprise value of expansion cash flows	$3.1	$4.9
Net debt[1]	($2.6)	($2.6)
Investment in unconsolidated investments[2]	$45.8	$45.8
Equity value	$156.0	$183.7
Equity value per common share[3]	**$3.35**	**$3.94**

1. Net of cash and option proceeds.
2. Includes Tri-White's interest in ClubLink.
3. Based on fully diluted shares outstanding.

Valuation Conclusion – En Bloc Method

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the en bloc fair market value of the Tri-White common shares is in the range of $3.35 to $3.94 per share.

Settled Trading Value Method

In the context of the Transaction, BMO NB is of the view that a "Settled Trading Value" analysis of the value of the Tri-White common shares would be more appropriate, and more relevant to holders of ClubLink Common Shares, than an en bloc valuation of the Tri-White common shares. The Settled Trading Value analysis involves an assessment of the range of prices in which the Tri-White common shares are likely to trade in the open market following completion of the Transaction.

BMO NB is of the view that the market trading prices of the Tri-White common shares will be based on a multiple of EBITDA. BMO NB believes that investors will also apply a "holding company discount" to Tri-White's pro forma equity trading value in arriving at the Settled Trading Value. The extent of the holding company discount will depend on the level of Tri-White's ownership of ClubLink after the Transaction is completed.

For purposes of the Settled Trading Value analysis, BMO NB assumed that Tri-White will acquire in the Transaction all of the Common Shares it does not already own to increase its ownership to 100% of the ClubLink Common Shares, and that Tri-White will acquire all of the ClubLink Debentures in exchange for Tri-White Debentures. BMO NB did not conduct a similar Settled Trading Value analysis by assuming that Tri-White acquires only that number of

ClubLink Common Shares that would increase its ownership to 50.1% because, under the terms of the Transaction, Tri-White potentially could do so entirely for cash consideration without issuing any additional Tri-White common shares.

Tri-White common shares may trade in the public markets at prices that reflect a liquidity discount due to the limited public float of those shares; however, BMO NB did not make any adjustments in its Settled Trading Value analysis to reflect a liquidity discount.

Tri-White Pro Forma Operating Results

Based on the foregoing assumptions and on ClubLink's and Tri-White's stand-alone projected operating results for fiscal 2003, Tri-White's estimated pro forma operating results for 2003 following completion of the Transaction would be as follows:

(Amounts in $ millions unless noted otherwise)	Tri-White	ClubLink	Tri-White Pro Forma
Revenues	$44.3	$127.4	$171.7
EBITDA	$19.5	$39.5	$59.0
EBITDA margin	*44.1%*	*31.0%*	*34.4%*
Pro Forma Balance Sheet [1]			
Debt			
Non-convertible debt, net of cash	$4.1	$182.2	$240.9
Convertible debt [2]	-	$76.7	$64.9
Equity	$112.6	$208.1	$162.7
Debt / Capitalization	*3.5%*	*55.7%*	*65.4%*
Debt / EBITDA	*0.2x*	*6.6x*	*5.2x*

1. Based on Tri-White and ClubLink stand-alone forecast balance sheets as of December 31, 2002.
2. BMO NB's mid-point valuation estimate under Scenario 1 (see "Valuation of Tri-White Debentures").

Based upon a review of the trading prices and financial results of selected comparable public companies in the golf, entertainment, resort, destination and lodging industries, BMO NB estimates that the pro forma enterprise value of Tri-White would be in the range of $412.8 million to $442.3 million, based on a multiple of 7.0x to 7.5x Tri-White's pro forma 2003 EBITDA of $59.0 million. BMO NB then deducted from the enterprise value Tri-White's pro forma non-convertible debt (net of cash and option proceeds from in-the-money options) and convertible debt of $64.9 million (which represents the mid-point value estimate for the Tri-White Debentures in Scenario 1 described under "Valuation of Tri-White Debentures"), and added redundant assets and equity investments of $67.3 million to arrive at an unadjusted equity value of $175.9 to $205.3 million.

BMO NB estimates that a holding company discount of 10% to 20% would be applied to Tri-White's pro forma unadjusted equity value based on the assumptions described above and its review of comparable public holding companies. For purposes of our analysis, we have used our mid-point estimate of 15% for a holding company discount in order to arrive at an adjusted equity value. The number of fully diluted shares outstanding is based on Tri-White issuing the maximum number of Tri-White common shares in the Transaction and includes shares assumed to be issued on the exercise of all in-the-money options.

Summary of Settled Trading Value Analysis

The following table summarizes the determination of the value of the Tri-White common shares using the Settled Trading Value approach:

($ millions, except per share amounts)	**Settled Trading Value**		
	Low		**High**
EBITDA		$59.0	
Multiple range	7.0x	-	7.5x
Enterprise value	$412.8	-	$442.3
Non-convertible debt, net of cash		($239.4)	
Convertible debt		($64.9)	
Redundant assets and equity investments		$67.3	
Equity value	$175.9	-	$205.3
Holding company discount		15.0%	
Adjusted equity value	$149.5	-	$174.5
Fully diluted shares outstanding		64.1	
Settled Trading Value	**$2.33**	-	**$2.72**

Valuation Conclusion – Settled Trading Value Method

Based upon and subject to the foregoing, we estimate that the value of the Tri-White common shares as at the date hereof, based on a Settled Trading Value analysis, is in the range of $2.33 to $2.72 per share.

VALUATION OF CLUBLINK DEBENTURES

Description of the Debentures

The Debentures were issued in May 1998 and mature on May 15, 2008. Each debenture bears interest at 6.0% per annum, payable semi-annually on May 15 and November 15. The debentures are not redeemable prior to May 15, 2003. On or after May 15, 2003, each $1,000 principal amount of Debentures is redeemable, at ClubLink's option, subject to certain conditions being met, at a price of $1,000 plus accrued interest. ClubLink may elect to make interest, principal and redemption payments in cash or in Common Shares of ClubLink. Each

Debenture is convertible at the holder's option into Common Shares at a conversion price of $20.00 per share, being 50 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events.

Valuation Approach

BMO NB determined the value of the ClubLink Debentures using the intrinsic bond valuation model ("Intrinsic Bond Valuation Model"). That model is based on the concept of a combination of two binary trees: an interest rate binomial tree and a stock price binomial tree. The Intrinsic Bond Valuation Model derives a total intrinsic value of the Debenture that is comprised of a pure bond value and a conversion option value based on assumptions concerning volatility and price for the ClubLink Common Shares, prevailing interest rates and credit spreads. BMO NB also considered historical trading analysis as a comparative benchmark, but did not rely on that analysis because it does not appropriately reflect the intrinsic value of the Debentures.

In the Intrinsic Bond Valuation Model, BMO NB selected a range of 35% to 45% as the appropriate volatility range for the Common Shares into which the Debentures are convertible. Based on a review and analysis of ClubLink's debt levels and coverage ratios compared with those of other companies across various industries as well as an analysis of pricing parameters for public debt securities, BMO NB used a credit spread range for the ClubLink Debentures of 700 to 900 basis points. Given prevailing Government of Canada bond yields and the above credit spread range, BMO NB used a discount rate for ClubLink Debentures of 11.3% to 13.3%.

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the value of each $1,000 principal amount of ClubLink Debentures is in the range of $769 to $842, excluding unpaid interest accrued to the date hereof.

VALUATION OF TRI-WHITE DEBENTURES

Description of Tri-White Debentures

Under the terms of the Transaction, each holder of Debentures is entitled to receive an equivalent principal amount of Tri-White Debentures. The terms and conditions of the proposed Tri-White Debentures are identical to those of the Debentures except that the Tri-White Debentures are convertible at the option of the holder into Tri-White common shares at a conversion price of $8.00 per share.

Valuation Approach

BMO NB used the Intrinsic Bond Valuation Model in valuing the Tri-White Debentures. Tri-White's offer to acquire Debentures in the Transaction is conditional on, among other things, Tri-White acquiring sufficient Common Shares of ClubLink to increase its ownership to at least 50.1% of the Common Shares outstanding. BMO NB therefore considered two scenarios in valuing the Tri-White Debentures:

- Scenario 1 assumes that Tri-White acquires all of the issued and outstanding ClubLink Common Shares it does not already own; and

- Scenario 2 assumes that Tri-White acquires sufficient ClubLink Common Shares to increase its ownership to 50.1% of the outstanding shares.

In Scenario 1, Tri-White would own 100% of the equity of ClubLink and would have access to all of ClubLink's cash flow to fund Tri-White's operations, including paying principal and interest on the Tri-White Debentures. In Scenario 2, Tri-White would be able to access only a portion of ClubLink's cash flow if and when ClubLink paid dividends on its Common Shares (as well as through the receipt of principal and interest paid on the ClubLink Debentures acquired by Tri-White in the Transaction), which would exacerbate the "structural subordination" of the Tri-White Debentures to other financial obligations of ClubLink. Accordingly, BMO NB selected a higher discount rate under Scenario 2.

BMO NB selected a range of 40% to 50% as the appropriate volatility range for the Tri-White common shares underlying the Tri-White Debentures in both Scenarios 1 and 2. Further, in each scenario BMO NB assumed a pro forma Tri-White common share price of $2.53, being the mid-point estimate of the Settled Trading Value range. Based upon a review and analysis of Tri-White's pro forma debt levels and coverage ratios as compared with those of other companies across various industries, as well as an analysis of pricing parameters for public debt securities, BMO NB estimated a credit spread premium for the Tri-White Debentures of 500 to 700 basis points in Scenario 1 and 1400 to 1600 basis points in Scenario 2. Given prevailing Government of Canada bond yields and the above credit spread ranges, BMO NB estimated a discount rate of 9.3% to 11.3% in Scenario 1 and 18.3% to 20.3% in Scenario 2.

Valuation Conclusion

Based upon and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the value of the Tri-White Debentures is in the following ranges:

- Scenario 1 - $808 to $886 per $1,000 principal amount

- Scenario 2 - $591 to $644 per $1,000 principal amount.

SUMMARY OF VALUATION CONCLUSIONS

The following summarizes BMO NB's Valuation conclusions set out above:

Security	Valuation Range
ClubLink Common Shares (per share)	$10.29 to $12.05

Tri-White Common Shares (per share)			
• En Bloc Method	$3.35	to	$3.94
• Settled Trading Value Method	$2.33	to	$2.72
ClubLink Debentures (per $1,000 principal amount)	$769	to	$842
Tri-White Debentures (per $1,000 principal amount)			
• Scenario 1(1)	$808	to	$886
• Scenario 2(2)	$591	to	$644

(1) Assuming Tri-White increases its ownership to 100% of ClubLink's Common Shares.
(2) Assuming Tri-White increases its ownership to 50.1% of ClubLink's Common Shares.

Yours very truly,

BMO Nesbitt Burns Inc.